ANNUAL REPORT 2005



FOSCHINI

FOSCHINI LIMITED

Contents

The Group

Foschini Limited has the following operating divisions:

- Foschini, branded as Foschini, Donna Claire and Fashion Express;
- Markham, branded as Markham and RJL;
- Exact!;
- The Sports Division, branded as Sportscene, Totalsports and DueSouth;
- TFG Apparel Supply Company;
- The Jewellery Division, branded as American Swiss, Matrix and Sterns;
- Financial Services, comprising Retail Credit Solutions, RCS Private Label Cards and RCS Personal Finance; and
- @home.

These retail clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment and homewares to the broad, middle-income group throughout southern Africa, mainly as a credit retailer. The ratio of cash sales to total turnover approximates 30%.

The financial services division offers pre-approved loans, mainly to qualifying customers of the group, and credit to customers of merchants outside of the group.

History

The company, which commenced trading in 1924, has been listed on the JSE Securities Exchange South Africa since 1 January 1941 and is regarded as one of the foremost independent chain store groups in the country. The company's success is strongly driven by its desire to provide the right merchandise to the respective target markets of all its trading divisions, and its skill in achieving this objective has resulted in a successful track record. The Foschini group believes that teamwork coupled with professionalism in all aspects of retailing will continue to be the foundation for the future.

Mission

The group's mission is to retain leadership in cost-effective and profitable retail operations and to achieve significant growth through employee contribution, innovative differentiation, new business development, acquisition and aggressive expansion, including expansion across borders.

Values

Its values are:

- the maintenance of its integrity by being honest, open and ethical in all its dealings;
- a commitment to providing "exceeding service" to customers, and giving them value for money;
- the treatment of people with dignity and respect, ensuring a supportive and encouraging environment;
- the belief in equal opportunity and development for all, and fair reward to people according to responsibility, effort and performance; and
- the commitment to a self-critical professionalism, with visible and consistent standards and a constant search for performance improvement.

	% change	2005	2004
Retail turnover (Rm)	19,7	**5 279,3**	4 410,0
Operating profit before finance charges (Rm)	48 ,5	**1 199,7**	808,1
Profit before tax (Rm)	51,6	**1 141,3**	752,6
Headline earnings (Rm)	46,6	**767,3**	523,4
Profit attributable to equity holders of Foschini (Rm)	48,4	**767,3**	516,9
Cash flow from operating activities (Rm)	(62,6)	**108,5**	289,9
Total shareholders' interest (Rm)	14,8	**2 630,0**	2 291,4
Earnings per ordinary share* (cents)	53,6	**359,8**	234,2
Headline earnings per ordinary share* (cents)	51,7	**359,8**	237,1
Tangible net asset value per ordinary share** (cents)	18,4	**1 235,4**	1 043,7
Dividend per share (cents)	74,5	**164,0**	94,0
Share price at year-end (cents)	78,2	**3,555**	1,995
– High	91,6	**4 100**	2 140
– Low	65,9	**1 775**	1 070
– Average	53,7	**2 650**	1 724
Market capitalisation (Rm)	78,2	**8 549,7**	4 797,9
Gross number of shares in issue (millions)		**240,5**	240,5
Net number of shares in issue (millions)		**211,9**	218,4
Closing US$ conversion rate		**6,34**	6,33
Average US$ conversion rate		**6,31**	7,30

* based on the weighted average number of shares in issue

** based on the net actual number of shares in issue


2005
2004
1
2
3
4
5
6

Retail Turnover

		% change	2005 Rm	2004 Rm
1	Foschini	21,9	**2 231,7**	1 830,8
2	Markham	12,9	**869,0**	770,0
3	Exact!	17,2	**479,4**	408,9
4	Sports Division	21,7	**709,7**	583,2
5	Jewellery	16,2	**744,5**	640,5
6	@home	38,8	**245,0**	176,5
7	Sundry	–	–	0,1
		19,7	**5 279,3**	4 410,0

Financial Statistics and Targets

	Medium-term target	**2005**	2004
Operating margin (%)	22,0	**22,7**	18,3
Return on average shareholders' equity (%)	32,0	**31,6**	23,9
Current ratio (times)		**2,5**	2,7
Debt equity ratio (%)	20,0	**12,1**	4,0
Finance charge cover (times)		**20,5**	14,6
Number of stores	1 300	**1 233**	1 197
Square metres	380 000	**334 662**	323 459
Stock turn			
– Jewellery		**1,79**	1,66
– Other		**3,30**	3,41



Foschini Limited and its subsidiaries


Botswana
Namibia
Limpopo
Mpumalanga
North West
Gauteng
Swaziland
Free State
Kwazulu Natal
Northern Cape
Eastern Cape
Western Cape

	No. of Stores	T/O Rm
Botswana	6	21,4
Eastern Cape	98	425,8
Free State	90	298,7
Gauteng	297	1 607,0
KwaZulu-Natal	147	680,7
Limpopo	79	272,0
Mpumalanga	83	243,2
Namibia	37	135,0
North West	72	241,4
Northern Cape	42	158,5
Swaziland	4	7,6
Western Cape	278	1 188,0
Total Turnover	1 233	5 279,3

Corporate Board
foschini limited

Group Managing Director

Board of Directors
foschini group of companies

Operations

- **Foschini**
  - Foschini
  - Donna Claire
  - Fashion Express
- **Markham**
  - Markham
  - RJL
- **exact!**
- **Sports Division**
  - Sportscene
  - Totalsports
  - DueSouth
- **Jewellery Division**
  - American Swiss
  - Sterns
  - Matrix
- **@home**
- **TFG Apparel Supply Company**
- **Financial Services**
  - Retail Credit Solutions
  - RCS private label cards
  - RCS personal finance

Services

Foschini Finance | Foschinidata | Human Resources | Group Services | Group Property | Distribution and Logistics



Foschini Limited and its subsidiaries

YEARS ENDED	**2005**	2004	2003	2002	2001	2000	1999	1998	1997	1996
NO. OF WEEKS	**52**	52	52	52	52	53	52	52	52	52
Profitability										
Retail turnover (Rm)	**5 279,3**	4 410,0	3 880,6	3 289,9	2 980,5	2 646,5	2 514,3	2 399,3	2 256,5	2 183,3
Trading profit (Rm)	**1 199,7**	814,6	582,0	348,5	202,7	333,7	337,8	338,7	300,1	404,2
Profit attributable to equity holders of Foschini (Rm)	**767,3**	516,9	359,5	199,9	116,0	233,3	211,2	193,0	165,1	227,5
Headline earnings (Rm)	**767,3**	523,4	364,8	203,0	119,1	233,3	211,2	191,6	165,1	227,5
Balance Sheet										
Non-current assets (Rm)	**1 298,7**	1 096,6	754,7	965,5	1 107,7	805,6	800,8	775,8	711,0	592,0
Current assets (Rm)	**3 422,1**	2 794,1	2 630,6	2 120,6	1 781,3	1 797,2	1 517,6	1 461,9	1 249,8	1 230,5
Total assets (Rm)	**4 720,8**	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8	1 822,5
Total shareholders' interest (Rm)	**2 630,0**	2 291,4	2 077,0	1 830,1	1 775,1	1 755,7	1 544,3	1 349,0	1 156,0	991,0
Minority interest (Rm)	**16,0**	10,1	5,1	8,6	–	–	–	–	–	–
Non-current liabilities (Rm)	**684,4**	554,5	514,7	625,2	599,3	376,2	324,7	415,8	397,2	410,1
Current liabilities (Rm)	**1 390,4**	1 034,7	788,5	622,2	514,6	470,9	449,4	472,9	407,6	421,4
Total equity and liabilities (Rm)	**4 720,8**	3 890,7	3 385,3	3 086,1	2 889,0	2 602,8	2 318,4	2 237,7	1 960,8	1 822,5
Cash flow statement										
Cash flows from operating activities (Rm)	**108,5**	289,9	288,3	121,4	66,1	159,0	271,9	135,4	184,7	148,1
Cash flows from investing activities (Rm)	**(348,9)**	(295,3)	(155,1)	(166,6)	(370,2)	43,6	(45,3)	(80,4)	(84,6)	(19,5)
Cash flows from financing activities (Rm)	**247,4**	7,4	(132,8)	46,7	352,2	(83,8)	(236,4)	(56,6)	(98,0)	(125,6)
Net increase (decrease) in cash (Rm)	**7,0**	2,0	0,4	1,5	48,1	118,8	(9,8)	(1,6)	2,1	3,0
Cash at the beginning of the year (Rm)*	**29,2**	27,2	26,8	175,3	127,2	8,4	18,2	19,8	17,7	14,7
Cash at the end of the year (Rm)*	**36,2**	29,2	27,2	176,8	175,3	127,2	8,4	18,2	19,8	17,7

*The figures from 1996 to 2002 comprise cash and cash equivalents, whereas those for 2003, 2004 and 2005 comprise cash only.

Performance measures/ratios										
Turnover growth (%)	**19,7**	13,6	18,0	10,4	12,6	5,3	4,8	6,3	3,4	22,1
Trading margin (%)	**22,7**	18,5	15,0	10,6	6,8	12,6	13,4	14,1	13,3	18,5
Debt equity ratio (%)	**12,1**	4,0	8,6	17,1	15,1	3,0	–	–	17,2	28,3
Total liabilities to shareholders' interest (times)	**0,79**	0,69	0,63	0,68	0,63	0,48	0,50	0,56	0,67	0,83
Current ratio (times)	**2,46**	2,70	3,34	3,41	3,46	3,82	3,38	3,09	3,07	2,92
Headline earnings per ordinary share (cents)†	**359,8**	237,1	162,2	87,9	50,1	100,1	91,2	82,7	71,3	98,3
Change (%)	**51,7**	46,2	84,5	75,4	(50,0)	9,8	10,2	16,1	(27,4)	20,8
Tangible net asset value per ordinary share (cents)**	**1 235,4**	1 043,7	917,6	803,2	731,5	752,7	666,8	582,4	499,1	427,8
Market capitalisation (Rm)	**8 549,7**	4 797,9	2 573,3	1 681,1	1 190,5	3 196,1	2 917,4	4 451,5	3 495,6	5 243,0

Foschini Limited and its subsidiaries

YEARS ENDED	**2005**	2004	2003	2002	2001	2000	1999	1998	1997	1996
NO. OF WEEKS	**52**	52	52	52	52	53	52	52	52	52
Statistics										
Number of ordinary shares in issue (millions)	**240,5**	240,5	240,5	240,5	240,5	235,0	231,5	222,6	211,9	201,7
Number of ordinary shares on which headline earnings per share calculated (millions)	**213,3**	220,7	224,9	231,0	237,9	233,2	231,5	231,5	231,5	231,5
Net number of ordinary shares on which net asset value per share calculated (millions)	**211,9**	218,4	223,6	226,3	240,5	233,2	231,5	231,5	231,5	231,5
Number of stores	**1 233**	1 197	1 188	1 185	1 207	1 088	1 069	1 013	971	945
Floor area (square metres)	**334 662**	323 459	317 381	310 166	309 188	272 152	260 371	252 266	240 023	233 315

Notes

When an accounting policy has been changed, comparative figures have been restated in accordance with the new policy.

†Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from subdivisions and capitalisation issues, From 2000, this figure has been calculated using the weighted average number of shares in issue, without restatement of prior year figures.

**Up to 1999, comparative figures were restated in terms of the increased number of shares in issue resulting from subdivisions and capitalisation issues. From 2000, this figure has been calculated using the net actual number of shares in issue, without restatement of prior year figures. From 2001 this figure has been calculated as the tangible net asset value per ordinary share.


LANCO
QUARTZ
LANCO
QUARTZ
LANCO
QUARTZ
LANCO

Definitions

Headline earnings

Net income attributable to ordinary shareholders adjusted for the effect, after tax, of exceptional items.

Trading margin

Trading income expressed as a percentage of retail turnover.

Debt equity ratio

Interest-bearing debt and short-term loans, reduced by preference share investment and cash, expressed as a percentage of Capital and Reserves.

Current ratio

Current assets divided by current liabilities.

Headline earnings per ordinary share

Headline earnings divided by the weighted average number of shares in issue for the year.

Tangible net asset value per ordinary share

Total net asset value, excluding goodwill and trademarks, divided by the net number of ordinary shares in issue at the year-end.

Market capitalisation

The market price per share at the year-end multiplied by the number of ordinary shares in issue at the year-end.



Total Shareholders' Interest


Millions of Rands
3 000
2 500
2 000
1 500
1 000
500
0
31
72
172
764
1 756
2 630
1979
1984
1989
1995
2000
2005

Earnings per Ordinary Share*


Cents
400
350
300
250
200
150
100
50
0
3,4
3,4
25,3
81,4
100,1
359,8
1979
1984
1989
1995
2000
2005

Attributable Earnings


Millions of Rands
800
700
600
500
400
300
200
188,4
233,3
767,3

Retail Turnover



Millions of Rands
6 000
5 000
4 000
3 000
2 000
1 000
0
112
266
661
1 788
2 647
5 279
1979
1984
1989
1995
2000
2005

Number of Stores



1 400
1 200
1 000
800
600
400
200
0
468
578
640
863
1 088
1 233
1979
1984
1989
1995
2000
2005

* Comparative figures have been restated in terms of the increased number of shares in issue resulting from sub-divisions and capitalisation issues. Where applicable, earnings are shown before extraordinary/exceptional items.

From 2000 earnings are based on the weighted average number of shares in issue.



Directorate

Board of Directors of Foschini Limited

Executive



D M Polak (56) ‡ § ¶
Appointed in 1996
Joined the group in 1969



R Stein (55) ‡ ¶
BComm, CA(SA)
Appointed in 1999
Joined the group in 1996

Committees

Audit Committee
S E Abrahams (Chairman)
E Osrin
D M Nurek
N H Goodwin

Remuneration Committee
E Osrin (Chairman)
Prof. F Abrahams
D M Nurek
C J Ginsburg (Consultant)

Nominations Committee
E Osrin (Chairman)
D M Nurek
S E Abrahams
D M Polak

Transformation Committee
E Osrin (Chairman)
Prof. F Abrahams
D M Polak
R Stein
M C Park (Director, Operating Board)

Risk Committee
D M Nurek (Chairman)
E Osrin
D M Polak
R Stein
A D Murray (Director, Operating Board)

Independent Non-executive



E Osrin (72) * † ‡ §
Chairman¶
Appointed in 1978
Also a director of Allan Gray Property Trust Management Ltd, Atlas Properties Ltd and New Clicks Holdings Ltd



S E Abrahams (66) * §
FCA, CA(SA)
Appointed in 1998
Also a director of Investec Bank Ltd, Investec Ltd, Investec Plc, Phumelela Gaming and Leisure Ltd and Super Group Ltd



Prof. F Abrahams (42) † ¶
BEcon(Hons), MComm, DComm
Appointed in 2003



W V Cuba (50)
BSc(Survey), BSc(Info.Systems), MBA
Appointed in 1998
Also a director of Mustek Ltd, Safika Holdings (Pty) Ltd and Stanlib Ltd



N H Goodwin (65) *
Appointed in 1989



M Lewis (46)
BA(Econ)(Hons)
Appointed in 1989



L F Bergman (61)
BSc(Chem.Eng.), MSc(Ind.Adm.)
Appointed in 2002
Also a director of Super Group Ltd



D M Nurek (55) * † ‡ §
Deputy Chairman
Appointed in 1990
Also a director of Allan Gray Property Trust Management Ltd, Aspen Pharmacare Holdings Ltd, Business Connexion Group Ltd, Distell Group Ltd, Lewis Group Ltd, New Clicks

* Member of the Audit Committee ‡ Member of the Risk Committee ¶ Member of the Transformation

Operating Board



Left to right: D M Polak, M C Park, A D Murray, S N Bowley, R Stein, H B Godfrey and P S Meiring

D M Polak (56)
Managing Director
Joined the group in 1969

S N Bowley (43) BBus.Sc(Hons)
Managing Director – Foschini Stores
Joined the group in 1987

H B Godfrey (50)
Managing Director – TFG Apparel Supply Company and @home
Joined the group in 1994

M C Park (61) BA(Econ), BSoc.Sc
Group Human Resources Director
Joined the group in 1973

P S Meiring (49)
Managing Director – Retail Credit Solutions,
Joined the group in 1983

A D Murray (48) BA,CA
Retail Director – Jewellery Division, Markham, Exact! and Sports Division
Joined the group in 1985

R Stein (55) BComm,CA(SA)
Group Financial Director
Joined the group in 1996

Executive Management

A R Bisogno (47)
Managing Director – Exact!
Joined the group in 1978

D B Gedye (46)

B J Curry (43)
General Manager – Foschinidata
Joined the group in 1988

M Mendelsohn (46)

S E Eagle (46)
General Manager – TFG Apparel Supply Company
Joined the group in 1998

K L Schreuder (52) BA(Econ)



Economy

The continued reduction in interest rates and inflation over the past year, the strength of the Rand, the real wage increases of the consumer, the continued economic stability and government's fiscal discipline have all resulted in the disposable incomes of consumers continuing to increase.

The aspirations of many of our customers, particularly in the emerging black middle class of our community, continue to grow at a faster rate than the growth of the economy as a whole. Interest rates are expected to remain at current levels and then possibly increase only marginally during the next few years; consumer confidence and spending are expected to remain strong for some time, as the favourable economic cycle continues. In addition to this, there is a structural change taking place in our country with the growth of the emerging middle class, which should ensure that increased consumer spending continues well into the future.

Our Operating Environment

The tenth year of our new democracy has continued to evidence political stability in South Africa that is most gratifying and beneficial to doing business. New consumer credit laws under development should carry benefits for credit-based business by encouraging responsible lending practices at fair rates.

This year we acquired more South African-made garments than ever before in the history of the group. We will continue to grow our local supply base, thereby promoting the local clothing manufacturing industry.

Overview

In this, the tenth year of our new democracy, I am very pleased to report that this year has been a phenomenal year for our group with a 51,7% growth in headline earnings per share following compounded growth over the past three years of 60% per annum. Congratulations are due to our MD, Dennis Polak, his management team and our entire staff of 13 580 for their exceptional efforts.

Milestones achieved by our group this year include:

- Pre-tax profit in excess of R1 billion, having achieved R1,14 billion.
- Turnover in excess of R5 billion for the first time.
- Operating margin for the first time exceeding 20% at 22,7%.

Due to trading and cash flow continuing on a strong trend, we have reduced the dividend cover this year, from 2,5 to 2,2 times, resulting in the total dividend for the year being increased by 74,5% to R1,64 per ordinary share.

Our group's balance sheet remains exceptionally strong and the return on equity (ROE) has increased to 31,6%, which by world standards is very impressive.

Staff and Succession

Our group's greatest asset is its current excellent management. To ensure that situation continues in the years ahead, we continue to pay considerable attention to succession planning in all facets of our business.

Community Responsibility

We are committed to achieving a balance between economic performance and the part we can play for our society and the community in which we operate. We are well aware of the critical role that business has to play in the upliftment of the community and for this reason we are committed to continuing investment into the development of society. We make charitable donations to more than 100 national and local non-governmental organisations with our primary focus areas being education, job creation, poverty alleviation, welfare and combating HIV/AIDS. During the year we donated an additional R20 million to the Foschini Foundation to further support our group's corporate social investment efforts. Fuller details of our CSI endeavours are covered fully elsewhere in this report.

Black Economic Empowerment (BEE)

Our group acknowledges and endorses the important role of the private sector in the development of historically disadvantaged communities and in contributing to the transformation process. This year, our group established a transformation committee with myself as chairman, which committee has the task of driving the group's BEE strategy into the future. In the Financial Mail's top empowerment companies report of 2005 our group was adjudged the winner in the retail sector.

Governance

We are fully committed to business integrity, transparency and accountability in all our activities. In support of this commitment we subscribe to the highest standards of corporate governance in all aspects of our business and the ongoing development of best practices.

We fully endorse the principles incorporated in the second King report (King II) and the JSE Securities Exchange South Africa Listings Requirements, and we comply in all material respects with King II.

Your directors consider responsible corporate governance as integral to the success of the company, and our commitment to governance is outlined in our corporate governance statement, which appears elsewhere in this report.

Looking Ahead

Having regard to the buoyant state of the economy, we are confident, in the absence of unforeseen circumstances, that the company will enjoy another year of good growth, although not at the same rate achieved in 2005 due to the very high base established in the last four years.

Thanks

On behalf of my board I wish to extend appreciation and thanks to:

- all employees for their excellent performance during the year;
- our customers for their continued and growing support;
- our shareholders for their continued confidence in the group;
- our suppliers, advisers and business associates for their co-operation and contribution to the continued growth of the business; and
- my fellow directors for their continued support, guidance and valuable input.

Eliot Osrin
Chairman
26 May 2005





Group Overview

In my report last year I mentioned that 2004 was arguably the best year we have ever had in the 81 years of the existence of our group. This year's performance surpassed even that of the prior year and must rate as the best year ever achieved by our group. Notwithstanding compound growth in headline earnings per share in the past 3 years of 60% per annum, this year's growth of 51,7% against the previous high base was very gratifying.

Our group has continued with its strategy of reinventing, extending and revitalising our brands and I can proudly say that all our stores are world class in regard to their appearance and layout, merchandise systems, merchandise offering and customer service.

I am also pleased to be able to report that the calibre of our staff continues to improve year on year and we have detailed succession plans in place at all levels of our business.

Trading Environment

Whilst we approached this year with a confident feeling about the year ahead, we had an exceptionally good first 6 months as lower inflation and lower interest rates continued to boost consumer confidence. The second half, trading against a much higher base from the previous year surpassed the performance of the first half with sales growth of 19,5%, against 16,1% the previous year. As I mentioned last year, one of the challenges facing retailers has been the substantial reduction in the rate of inflation. Whilst extremely positive for the country and for the future, it presents its own unique challenges to retailers, such as managing turnover growth and operating margins.

Financial Performance

Whilst our group's detailed financial performance for the year is set out in the Financial Director's Report, I would like to draw attention to just how well our group performed. This is reflected in the following highlights:

- Record sales of R5,3 billion, an increase of 19,7% over the previous year, on our product inflation of approximately 3% and a floor space increase of only 3,4%, most of which came on stream only towards the end of the financial year.
- Operating margin of 22,7% this year exceeded 20% for the first time.
- An increase in net profit before tax of 51,6%, achieving pre-tax income at R1,14 billion, for the first time in excess of R1 billion.
- An increase in the annual dividend of 74,5%.
- An increase in our group's Return on Equity to 31,6% from 24,0% last year.

Trading Performance

The buoyant trading conditions experienced in the first half of the financial year continued into the second half and all our divisions performed beyond expectations. Sales and sales growth in the various divisions were as follows:

	No. of stores	Sales Rm	% Change
@home	34	245,0	+38,8
Exact!	170	479,4	+17,2
Foschini Stores	335	2 231,7	+21,9
Markham	215	869,0	+12,9
Jewellery Division	302	744,5	+16,2
Sports Division	168	695,9	+19,3
DueSouth	9	13,8	N/a
Total	1 233	5 279,3	+19,7

Total same-store sales for the year grew by 16,1% with apparel growing 15,9%, cosmetics 19,9%, cell phones by 24,1%, jewellery by 13,5% and homewares by 10,1%. During the year the group's trading area grew by 3,4% with 68 new stores opened and 32 stores closed across all divisions. At year-end the group was trading out of 1 233 stores.

Our gross margins improved on the back of lower markdown turnover growth than overall turnover growth, a reflection of consumer buoyancy aided by our improved understanding of customer needs and adherence to our focus on providing the right product at the right price.

Whilst the positioning, performance and strategy of our trading divisions are outlined in some detail later in this report, I would like to comment on some of the highlights of each division.

The **Foschini division** traded exceptionally well with same-store growth of 19,7%. The restructuring and repositioning decisions made over the past few years are very evident in this division's good performance, which is expected to continue into the future. The footprint of the Foschini brand has been significantly increased in most major shopping centres and Donna Claire has been aggressively rolled out. This store

expansion has been offset by the closure of 70 unprofitable locations over the last five years. This strategy has resulted in little total trading space gains over the last five years, but has delivered significant density and profitability improvements.

The **Markham division**, which in the first half under-performed our other clothing divisions, had a very much improved summer season, with second half turnover growth of 15,7%. Its new store concept continues to be expanded countrywide with pleasing results, which should continue as the new store concept continues to be expanded. Same-store growth for the year was 10,3%.

The **Exact! division** continued its strong performance and growth since its rebranding and has substantial growth potential for the future as its sales densities continue to improve in line with its brand awareness. Same-store growth for the year was 16,8%. The performance of this division is showing success in catering to the needs of the critical mass of middle-income consumers.

The **Sports division**, trading as Sportscene, Totalsports and DueSouth, continued to outperform its market with a growth in turnover of 21,7% following on a strong 15% growth in the previous financial year. Same-store growth was 15,8%. Totalsports is the "top of mind" sportswear destination in the country, while our Sportscene brand caters for the street-wise active youth. Our new DueSouth brand was opened in October 2004 and has been trading above its projections. Nine stores have opened thus far and this should at least double in the next few years.

Our **Jewellery division**, comprising American Swiss, Matrix and Sterns dominates the retail jewellery market in southern Africa. Sales growth of 16,2% achieved by this division was extremely pleasing following its previous year's growth of 13,4%. Its strategy of rationalising its store portfolio has resulted in trading densities improving by 71% over the last five years.

Our **@home division** continued with substantial growth, increasing its store base from 24 to 34 during the year and growing its turnover to R245,0 million from R176,5 million in the previous year, an increase of 38,8%. Further aggressive store expansion will continue with eight new stores planned for next year as well as two new lifestyle stores which will be opening in November 2005, offering a full range of contemporary furniture in addition to our current @home product offering.

Whilst competition in the homewares market continues to increase, @home with its outstanding market acceptance and new store roll-out is expected to continue to grow its market share.

Our **Retail credit division**, which has responsibility for the group's accounts receivable function, once again had a highly successful year. Our retail debtors book, comprising over 1,7 million active accounts and amounting to R1,74 billion, increased by 16,7% on credit turnover growth of 17,4% and remains conservatively valued, with continued improvements reflected in a lower percentage of arrear accounts, reduction in net bad debts and improved collections. Notwithstanding the buoyant consumer market, the group's conservative credit granting policies continue to be applied. The favourable economic conditions drove not only sales, but also payments from customers, ensuring once again that we finished the year with a receivables book in record health. Cash sales as a percentage of total sales increased from 28,8% to 30,2%.

Proposed changes to Consumer Credit Legislation are anticipated to have an overall benefit on consumer education and the level of indebtedness, particularly in the lower end of the market. While marginally higher administration costs are inevitable, the overall benefits and ability to differentiate rates to account for different risk profiles are expected to be beneficial. Our group remains an active player in the consultative framework around the new legislation.

Financial Services

Our **Financial services division** operates two autonomous units, namely RCS Personal Finance, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside the group. This division had a superb performance for the year, growing its attributable profit before tax by 132,4% over last year.

Bad debts are well managed and the net bad debt experience remained low.

This division currently represents 16,9% of our group's profit before tax, and is anticipated to increase in the years ahead before stabilising at around 20%.

Prospects

The lower interest rate environment and buoyant economy continue to benefit consumer confidence and turnover for the first eight weeks of the new financial year has remained strong across all divisions and well ahead of budget. In the absence of unforeseen circumstances, we remain confident about the year ahead and expect to be able to produce another year of good growth, although at a somewhat lower rate than 2005, due to the very high base established in the past years. We anticipate opening more than 70 new stores in the year ahead.

Thanks

The strong performance of our group over the past number of years reflects the dedication and commitment of our various management teams and our entire staff complement of 13 580 people. Our continued good performance can be attributed to the quality of our staff and I extend to each and every one of them my sincere appreciation for a job well done.

Thanks are also due to all the members of the board for their wisdom, guidance and direction.

To our shareholders, thank you for your support and we trust that your loyalty will continue to be rewarded. Finally, a word of appreciation goes to our suppliers, advisors, corporate stakeholders and customers.

Dennis Polak
Managing Director

26 May 2005



Overview

Our group once again had an excellent year delivering very good results and all key financial indicators improved from the previous year.

	2005	2004
Gross margin	**43,2%**	42,1%
Trading margin	**22,7%**	18,5%
Operating margin	**22,7%**	18,3%
Return on average equity	**31,6%**	23,9%
Stock turn (times)		
– jewellery	**1,79**	1,66
– other	**3,30**	3,41

Accounting Policies and Standards

The annual financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. The principal accounting policies are consistent with those applied in the previous year. During the current year IFRS (Business Combinations) became effective, which no longer permits the amortisation of goodwill. (Refer to note 5.)

New Accounting Standards (IFRS)

The International Accounting Standards Board (IASB) issued a number of new or revised accounting standards during the course of the year. Certain of these standards (Business Combinations, Intangible Assets and Impairment of Assets) became effective for business combinations occurring on or after 1 March 2004. The remaining standards have an effective date for Foschini of 1 April 2005 and will be adopted for the 2006 financial year.

Income Statement

Retail Turnover

The positive sales growth of 20% achieved in the first half continued into the second half of the year with second half sales growth of 19,5%. Sales growth for the full year was 19,7%. All product lines performed well with apparel growth of 18,7%, jewellery of 16,2%, cell phones of 25,5%, cosmetics of 25,7% and homewares of 38,8%. The average product inflation of our group for the year was approximately 3%. Trading area in the first 6 months of the year grew by 0,7%, but accelerated towards the end of the financial year reaching a total of 3,4% for the year as a whole. For the first time in the group's history sales exceeded the R5 billion mark with sales of R5,3 billion.

During the year the cash sales as a percentage of total sales increased from 28,8% to 30,2%, primarily as a result of our newer formats, namely @home, DueSouth and FX being at this stage weighted to more cash than credit sales.

Our gross profit percentage increased to 43,2%, up 1,1% from the previous year, resulting in a 22,8% increase in gross profit. This improvement was achieved primarily as a result of lower markdown turnover growth relative to overall turnover growth and also improved buying margins.

Expenses

During the year expenses were well contained with total net expense growth of 5,4%. Due to ongoing store improvements, refurbishments and the expansion through new stores, the annual depreciation charge of R121,1 million increased by 4,4%.

Store occupancy costs, the group's second biggest operating cost increased by 11,1% to R403,2 million, and, as a percentage of sales at 7,6%, is marginally lower than last year. The increase in this cost is mainly due to the opening of new stores as well as additional rentals being paid in terms of turnover clauses in certain of our lease agreements. During the year 68 new stores were opened whilst 32 older stores were closed. In addition 10 stores were enlarged whilst 25 were relocated.

Employment costs of R758,4 million are the biggest operating cost of our group and increased by 10,8% over the previous year. The increase in these costs is due to normal staff increases, the appointment of new

staff to service the new store openings as well as incentive bonuses paid in line with the performance of the group. This year, all staff members, including store staff, received performance bonuses. Without the bonus payments employment costs increased by 8,8%.

Included in net other operating costs of R300,6 million are the group's net bad debt write-offs. Details of our group's credit operations are dealt with more fully in the review of Retail Credit Solutions elsewhere in this report.

Profit Before Tax

As a result of the higher turnover, improved gross profit and control of expenses, profit before tax increased by 51,6% to R1 141,3 million, which is a milestone in that it is the first time that our group has made pre-tax profits in excess of R1 billion.

In addition, our group's operating margin at 22,7% exceeded 20% for the first time as well as exceeding our long-term objective of 21%.

Taxation

The group's effective tax rate rose from 30,4% to 31,8% primarily due to the higher STC incurred on increased dividend payments in the year.

Earnings

Headline earnings increased by 46,6% from R523,4 million to R767,3 million, whilst headline earnings per ordinary share increased from 237,1 to 359,8 cents per share, an increase of 51,7%. Headline earnings per share have been calculated on the weighted average number of ordinary shares in issue of 213,3 million, down from 220,7 million in the prior year, due to shares acquired during the year by the group's share trust. As a result of our increased earnings, the group's return on equity improved to 31,6% from 23,9% last year.





Dividends
A final dividend of 102 cents per share has been declared, and together with the interim dividend of 62 cents per share, is 74,5% higher than the previous year's total dividend. During the year the dividend cover was reduced from 2,5 to 2,2 times headline earnings per share.

Balance Sheet
Equity
The group's total equity increased to R2 646,0 million from R2 301,5 million, translating into tangible net asset value of 1 235,4 cents per share. During the year 8 714 700 shares were purchased by the group's share trust at an average price of R21,02. At the financial year-end treasury shares held by subsidiaries, including the share trust, amounted to 28,6 million shares, representing 11,9% of the total issued shares.

Minority Interest
The minority interest of R16,0 million relates to the minority shareholding in our financial services division, RCS Personal Finance (Pty) Ltd and RCS Cards (Pty) Ltd.

Assets
Property, plant and equipment of R370,0 million increased from R315,6 million primarily as a result of the opening of new stores and the introduction of new IT systems, and includes an amount of R11,6 million in respect of vacant land in Parow Industria that was purchased as a site for a new distribution facility for our group. In the 2006 financial year a new distribution centre will be erected on this site, which together with an enlargement of our distribution facility in Ndabeni will cost the group a further R70 million.

Trade Receivables
The group's net trade receivables increased by 16,7% to R1 744,3 million on credit turnover growth of 17,4%, reflecting the continued improvement in our trade receivables as evidenced by a lower percentage of arrear accounts, reduction in net bad debts as well as improved collections. Notwithstanding the buoyant consumer market, the group's conservative credit granting policies continue to be applied.

Inventory
Inventory on hand increased by 22,4% to R844,4 million from R689,7 million. At the year-end the group had goods in transit of R67,7 million which arrived in the 2006 financial year. The higher than usual stock holding at the year-end was as a result of the more aggressive new store openings taking place in the new financial year. Stock turn in respect of jewellery at 1,79 was an improvement over the previous year's stock turn of 1,66, whilst the stock turn on other merchandise of 3,30 remained at a similar level to the previous year.

Financial Services Assets
Our financial services division comprises RCS Personal Finance, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division continued with its impressive performance with substantial growth in profit before tax of 132,4% over last year.

As a result of the huge growth in this division the loan receivables reflected under both non-current and current assets increased by 22% to R658,9 million whilst the private label card receivables increased by 49,5% to R291,7 million. Bad debts in this division continued to be very well managed and the net bad debt experienced remained low as reflected in more detail in the review of Retail Credit Solutions.

This division currently represents 17% of our group's profit before tax, up from 11,1% last year. It is anticipated that this will grow in the years ahead to stabilise at 20%.

Export Partnerships
The South African Revenue Service (SARS) has been conducting an investigation into the tax treatment by certain other companies participating in similar export partnerships with financial periods ended on or after 1 March 1996. SARS has concluded an agreement with the

managing partner and our group has approved the settlement arrangement. There will be no impact on the income statement as a deferred tax liability was raised for the payment at inception of the partnership.

Debt Profile

Our group's operations are financed primarily by means of its own cash flow as well as banking facilities. This debt, offset by the group's "near cash" preference share investment of R200 million, represents net gearing of 12,1%, which is below our group objective of 20%.

Trade and Other Payables

Trade and other payables increased by 23,8% to R952,5 million from R769,2 million. Our group's policy of paying all suppliers 30 days from statement date remains consistent with prior years.

Cash Flow

Cash flows from operating activities before working capital changes amounted to R835,3 million, an increase of 71% over the previous year. Because of the improved trading activities during the year there were larger working capital requirement primarily due to a high investment in trade receivables of R359 million and inventory of R213 million, offset by higher trade payables of R189 million, all of which resulted in cash generated by operations amounting to R495,3 million.

The net cash outflow from investing activities amounted to R348,9 million, investments being made primarily in store and IT equipment of R184,3 million and share purchases by the share trust of R183,2 million. As a result of these outflows interest-bearing debt increased by R233 million which resulted, as mentioned previously, in our group's net gearing increasing to a low 12,1% from 4,0% last year.

Financial Targets

Our group's financial targets have been included in the financial highlights on page 3 of this annual report.



Ronnie Stein
Financial Director
26 May 2005



		2005	% change	2004
Turnover (R millions)	Foschini	**1 786,8**	21,9	1 465,2
	Fashion Express	**223,9**	12,1	199,8
	Donna Claire	**221,0**	33,3	165,8
	Total	**2 231,7**	21,9	1 830,8
Number of stores	Foschini	**196**	(0,5)	197
	Fashion Express	**86**	(3,4)	89
	Donna Claire	**53**	10,4	48
	Total	**335**	0,3	334
Floor area (square metres)	Foschini	**116 516**	0,5	115 983
	Fashion Express	**24 631**	(2,1)	25 159
	Donna Claire	**12 878**	10,8	11 625
	Total	**154 025**	0,8	152 767
Number of employees	Foschini	**3 216**	4,9	3 067
	Fashion Express	**455**	9,9	414
	Donna Claire	**332**	24,8	266
	Total	**4 003**	6,8	3 747

Positioning

The Division comprises Foschini, Fashion Express and Donna Claire. Foschini and Donna Claire target women in the LSM 6 – 10 range, while Fashion Express targets LSM 5 – 9.

The Foschini brand is positioned as a destination of choice for women seeking fashionable, current apparel and footwear, which offer good value, in an environment that is modern and friendly.

Donna Claire focuses on a niche market offering fashionable apparel for larger sized women.

Fashion Express, created as an alternative strategy to revitalise ailing Foschini stores, is a value fashion chain, focusing on the value-for-money proposition.

Review of the Year

The Division had a very successful year with turnover growing well above inflation at 21,9%. Performance for the first half of the year was exceptional, with total sales growing 25,0% primarily due to much improved winter and opening summer merchandise ranges that were well accepted by the market. Trading momentum was maintained in the second half of the year and although stock shortages in several key areas were experienced, a 19,2% growth was achieved.

The most pleasing element of the performance for the year was a clothing and footwear growth of 22,2%, driven by major market share gains in ladies fashion, footwear and accessories. Total clothing and footwear unit sales increased by a very impressive 28%, driven by a full price unit growth of 30,3% and markdown growth of 21,1%. Gross margins, not surprisingly, improved significantly and expenses were tightly controlled, resulting in a very healthy profit growth, well in excess of turnover growth for the year.

Our cosmetics business continued to grow above the chain average at 25,7% and gained significant market share. We are confident that our existing brand and site strategies will see this trend continue.

Jewellery returned a very satisfactory result with a 13,6% growth for the year. This highly profitable area also significantly improved gross margins and we feel sure that the sales will grow at or above chain average going forward.

Cell phones grew at 16% for the year, driven by a very strong second half performance.

Foschini

Our primary brand, Foschini, continued to expand and grow market share during the period under review.

Overall sales growth for all the Foschini stores was 22%, with like for like Foschini stores growing by 20,6%, which is the highest ever recorded "old" store growth.

What is particularly pleasing is the sales growth in the large CBD stores, such as Johannesburg and Pretoria. These "historical giants" which have been quiet for many years, rose up and reached new heights. This is a good indication of the buying power of the emerging middle class, the rejuvenation of the inner cities and also the fact that the Foschini brand appeals to the mass middle as well as the top end consumer.

Our trading space in terms of rented square metres grew less than 1% to 116 516 square metres resulting in a large increase in our trading densities and thereby the increased profitability.

Four new Foschini stores were opened during the year and a further six major stores were upgraded. This takes the total number of new concept stores to 66 at year-end.

New format stores contributed more than 50% of annual turnover for the first time, and yet again grew sales and achieved trading densities way above the chain average. Nine new Foschini stores, six enlargements and five revamps are planned for the new year, bringing the total of new concept stores to 86 by year-end 2005/6.

2004/5 Performance		
	New concept	Old format
No. of stores	66	130
Sales growth	+29,0%	+18,4%
Sales contribution	53,3%	46,7%
Trading density (incl. VAT)	R21 500 pm^2	R14 200 pm^2
Total no. of stores	196	

Our merchandise ranges achieved very good clearances, with markdowns at record lows, indicating an acceptance of our fashion/value proposition. We are confident that the merchandise strategies, structures and processes that we have evolved will continue to deliver improving performances.

Expenses were well controlled resulting in the divisional profit for the Foschini brand growing by just short of 50%.

With 196 Foschini stores countrywide at the end of March 2005 we believe this brand is far from over-exposed (March 2000 – 316 Foschini Stores), and is ideally placed to take advantage of the increased shopping centre development and the growth in consumer spending taking place throughout South Africa.



Simon Bowley
Managing Director


sens
GIF

Donna Claire

This niche business continued its strong sales growth with overall turnover growth of 33,4%, with same-store growth of 21,6%.

A further five stores were opened during the year, bringing the total number of stores to 53, all well located in major shopping centres. An additional nine stores are planned for 2006 in new major retail shopping malls being developed.

The relatively small head office expenses resulted in the brand growing its profits by almost 60%.

We believe this brand is far from saturated and has the potential to grow to around 100 stores countrywide.

Fashion Express

This value chain, created out of ailing Foschini stores, expanded during the year through the opening of six FX branded stores and the conversion of three Foschini stores.

These new stores have been opened in major shopping centres, offering good value fashion.

Performance of the new FX stores has been promising and a further 15 stores have already been committed.

The old-store growth of the Fashion Express stores was 11,9%, which was more than satisfactory given the location of these stores.

We have made significant strides in realigning our merchandise structures, processes and supply chain management and believe this brand will deliver much improved growths for 2005/6.

Strategy

Much of the division's structural re-engineering internally and outward facing has now been completed. The footprint of the Foschini brand has been significantly increased in most major shopping centres and Donna Claire has been aggressively rolled out. This expansion on the one side has been offset by the closure of 70 unprofitable locations over the last five years. This strategy has resulted in little total trading space gains over the last five years and significant density and profit improvements.

A solid site foundation is now in place from which we can fully exploit the growth opportunities offered by our three healthy brands, Foschini, Donna Claire and Fashion Express. All of these brands are far from over exposed and existing strategies, together with a robust economy, should ensure strong sales growths going forward.

Significant store restructure completed at financial year-end:

	2000	2001	2002	2003	2004	**2005**
Foschini	316	311	225	197	197	**196**
Fashion Express	–	–	77	97	89	**86**
Donna Claire	24	36	42	44	48	**53**
Total no. of stores	340	347	344	338	334	**335**
Closures	–	12	17	15	11	**15**
Floor area m²	139 779	147 668	148 353	151 313	152 767	**154 025**

Significant strides have been made to realign our supply base with our differing brand propositions. Building strong relationships at a high level with our key suppliers remains a major strategic focus. An ever increasing emphasis is being put on developing unique, and where possible, exclusive relationships. We believe that supply advantages ultimately translate into "real" retail advantages. TFGA, which remains our largest supplier, also focuses extensively on this area.

Our culture and the quality of our people remain our greatest strength. Several major restructures, the introduction of performance management, and the establishment of a Retail Academy within our business over the last five years, have resulted in significant cultural improvements within our organisation. Our goal is to build creative capacity via growing talented individuals who have energy and passion in an environment that is challenging and supportive. A cultural survey is carried out with all our employees every year. Building a strong culture remains a major top management focus, as we believe ultimately brands reflect culture.

The structural changes that have been implemented in our business over the last few years, together with economic changes that are taking place in South Africa, should result in above average growth going forward.

Prospects

The division will open 33 new stores during the course of the year and increase total trading space by 9,5% from 154 000 to 168 600 square metres.

This strategy is in stark contrast to the previous five years where we have closed a total of 70 stores. The structural re-engineering that we have undergone has transformed one unhealthy business into several well-positioned brands that are poised for growth. This coincides with a significant structural change within the South African economy and the emergence of a growing middle market. We believe our brands are well positioned to exploit this phenomenon and should result in substantial unit growth in 2005/6.

Luella

The Foschini division will be launching a fourth major brand during the course of 2005/6 named Luella.

Luella will offer a range of ladies footwear, handbags and accessories aimed at the middle to upper middle market. An exciting new store format has been developed and six new stores will be opened in major shopping centres in October 2005. We believe there is a gap in the market that we can exploit by leveraging existing infrastructure, expertise and exclusive sources of supply.




1986
NE ENDURA
RELAY TEAM

Positioning

Markham is the largest men's fashion retail chain in southern Africa. We are located in most major shopping centres and large towns. In our endeavour to make our customers "feel great, look good and share our passion for style", we provide up to date, internationally inspired menswear of great quality and value, suitable for all occasions and daily experiences. We target the LSM target 6 – 10 range, but LSM 3 – 5 are also buyers of our apparel for stylish appearance.

RJL, which is part of the Markham stable, is a leading-edge unisex youth fashion chain. It conveys the image of being provocative and stylish with attitude, offering clothing that is never predictable or boring. RJL targets youth between the ages of 16 and 25, primarily in the LSM 6 – 10 range.

Review of the Year

Markham improved sales by 13,2% for the year with same store sales growth of 10,9%. Cell phones performed particularly well with sales growth of 32%. Markdowns for the year were once again well controlled at 12,4%. This, together with tight expense control, resulted in increased profitability. RJL improved sales by 9,4% for the year with same store sales growth of 4%.

Overall the Markham division grew sales by 12,9% to R869 million, with same store sales growth of 10,3%. Market share was maintained at an estimated 9%, but we remain committed to increasing this to 13% over the next few years.

The experience in the first half of the year under review was poorer due to underestimates of demand resulting in lower stock holdings not meeting demand. This was exacerbated by six-month lead times, planning our repositioning and new systems implementation. These inherent risks are being addressed through our merchandising system to simplify processes and actively seeking mechanisms to reduce lead times.

Our brand repositioning commenced in the second half of the year with the opening of nine new-format Markham stores that are trading well, growing turnover in excess of 40%. Of these nine new-format stores, five are new stores, whilst four were relocated to better positions. One current-format Markham store was closed. RJL opened three new stores and closed two.

		2005	% change	2004
Turnover	Markham	**783,5**	13,2	691,9
(R millions)	RJL	**85,5**	9,5	78,1
	Total	**869,0**	12,9	770,0
Number of stores	Markham	**177**	2,3	173
	RJL	**38**	2,7	37
	Total	**215**	2,4	210
Floor area	Markham	**53 413**	2,8	51 937
(square metres)	RJL	**5 125**	2,1	5 019
	Total	**58 538**	2,8	56 956
Number of	Markham	**1 172**	6,4	1 102
employees	RJL	**226**	18,3	191
	Total	**1 398**	8,1	1 293



Donald Gedye
Managing Director

Strategy

As mentioned above, 2004/5 saw the start of a major repositioning of the Markham brand. The repositioning seeks to ensure that we remain a relevant, aspirational brand, focused on delivering fashion and style in an exciting shopping environment. The new store design will be further *rolled out during 2005/6. Training of all staff will continue to ensure that* the repositioned brand is professionally and passionately delivered. We shall also continue with the existing programme of right-sizing and repositioning stores in major centres.

In addition to the above, we are investigating several options to reduce lead times in both Markham and RJL. We are also undertaking a process *simplification project that seeks to ensure that we reap the benefits from* the new merchandise systems implemented during 2004/5.

The men's fashion arena has extremely limited availability of merchandise locally. We are striving to develop closer relationships with domestic suppliers to address this over time.

Prospects

The further roll-out of new-format Markham stores, combined with lead-time reductions and process simplification will ensure that the division performs well in 2005/6 and beyond.





	2005	% change	2004
Turnover (R millions)	**479,4**	17,2	408,9
Number of stores	**170**	0,6	169
Floor area (square metres)	**46 862**	(0,1)	46 921
Number of employees	**930**	(0,5)	935

Positioning

Exact! represents accessible fashion for everybody and is positioned as the group's value chain (LSM 5 – 8). Consistent quality, reassuring affordability and an aspirational environment ensure unrivalled value. Our focused ranges are easy to dress up or down.

Review of the Year

All initiatives are aligned to achieving our vision of "exactly the right people, stores, fashion, value, service and profit".

Benefiting from a buoyant retailing trading environment, Exact! achieved an outstanding performance throughout the year against last year's very strong result. We sustained our profit growth of over 40%, which was well in excess of our turnover growth of 17,2%. Comparable same-store sales growth was at 16,8%. Low levels of markdown to sales of 13,7% and a tightly controlled expense base ensured improved margins. We opened three new stores and closed two during the year.

Cellular products (11,7% of our turnover) performed particularly well and enjoyed a sales growth of 30,1%. There is still considerable potential for this product category.

Our new store design concept, which was rolled out in Clearwater (Roodepoort), Festival Mall (Kempton Park) and Cape Gate (Kraaifontein), was very well received by customers. Additional selling space achieved through clever store design has given us an increase in trading density, which has enabled these stores to perform beyond expectations. Current density is just in excess of R10 000 and stands to improve by 50% over three years.

Significant effort was spent on developing our local supply base in order to maintain a balanced proportion of local versus imported goods. TFG Apparel Supply Company (TFGA), our in-house manufacturing and sourcing arm, is a well-developed resource. Through our collaboration with the TFGA team we are able to produce unique assortments for our target market. The stronger Rand has enabled us to maintain or lower our retail selling prices, the benefit of which has been passed on to our customers.

Exact! continued to be the training ground for many of the group's IT initiatives. We have started to reap the benefits of the merchandise system implemented in the last fiscal year. This has improved our business reporting, structures, efficiencies and strategic thinking. We are now able to effectively profile our stores and match them to our assortments within the buying process. Additional benefits will be felt during the course of this year.

Efforts to shorten the procurement pipeline continued, with the removal of one week from the distribution cycle.

People development was a key focus. Relentless performance management was practised across all departments and efforts to raise the bar across all functional areas were successful. The Champions or members of our Retail Academy were particularly successful in encouraging training modules at store level. The result of this endeavour was a 120% increase in store training at no additional expense. Outstanding achievers were recognised through our Universal Stars programme.

In terms of Corporate Social Investment, we clothed a children's development team of basketball players and supported Hoops 4 Hope through our sale of rubber wristbands, as well as supporting an underprivileged school.



Abigail Bisogno
Managing Director

Strategy

The action plans we put in place to address the six pillars of our business, i.e. people, product, stores, value, service and profit remain the cornerstone of our strategy and much of our success to date can be attributed to our efforts in this regard.

It remains a challenge to sustain our high level of performance and, without reaping further improvements to our efficiencies; our strategy will focus on driving turnover this year.

Addressing customers' needs and providing them with the service they desire are paramount to our future success, and continued effort will be invested in achieving this goal. Consistency across all stores in the chain will also be vital.

The Retail Academy will focus on leadership development and building capacity in the organisation.

Procurement, in particular lead-time, is shortened by the extensive use of local suppliers. 75% of our product is manufactured in South Africa, with TFGA supplying 40% overall and over 60% of our ladies wear.

Competition risk is mitigated by tight stock management and the ability to react quickly due to our size. This is supported by retention of staff and sustaining our unique, vibrant culture. Staff turnover at store level is lower than the group average and head office is extremely stable. We maintain a good balance between youth and experience.

Prospects

Our performance to date has shown much success in catering to the needs of the critical mass of middle-income South Africans. Going forward the potential for growth in this market is significant with targets for turnover and bottom line growth in excess of 50% over three years.

Competition in clothing retail is on the increase and we have to ensure that we retain our position in the marketplace. We need to sell a compelling and exciting range, most of which is exclusive to Exact!

The success of our high street stores has positioned the brand well to benefit from the burgeoning black middle class adopting shopping malls.

Under the umbrella of development, we will encourage local sources of supply, invest in our people and thereby create a shopping experience that wows our customers.





Positioning

TFG Apparel Supply Company (TFGA) continues to play a vital role in the procurement of a large portion of the group's purchases. With its dedicated local CMT division, it has ensured steady growth and large support of the local manufacturing industry. The group's design and fabric buying divisions have also shown commensurate growth. TFGA is an integral part of the supply chain, providing strategic advantage to the Foschini group through in-house design exclusivity, speed to market, availability to make changes rapidly on demand, and capturing additional margin from manufacturing. Our own employees number close on 200.

We now have in excess of 30 local CMT factories with a collective workforce of over 5 000 employees working for us. We also have a further 10 outwork suppliers of printing, embroidery, washing, pleating and beading who employ a further 350 people.

TFGA's sourcing division is well represented in both Asia and India and is procuring ready-made garments, jewellery and accessories from these regions.

TFGA is also responsible for all the group's shipping requirements. The group imports a diverse range of products comprising outdoor equipment, homewares, jewellery, watches, accessories, clothing, textiles and footwear, and it is the responsibility of this division to ensure the timeous delivery of all products.

We have continued to invest in our group quality assurance facility in order to set and maintain world-class quality standards for both our locally produced and internationally manufactured goods.

Review of the Year

For the period under review, the manufacturing arm of TFGA has had a good year. There has been much negative publicity about the local manufacturing industry and we are pleased to report that the number of units domestically grew 20,2% over the past year to close on 5,2 million units. Local units have grown 130% over five years.

A number of strategic initiatives have taken place whereby we have assisted both financially and otherwise our local merchandise suppliers, fabric suppliers and CMT base, in order to keep them competitive under the current difficult conditions that the local industry is facing. These initiatives have worked out well for both our suppliers and ourselves.

As far as our sourcing arm is concerned, we have established excellent relationships with our offshore partners and are well poised to efficiently deliver our trading divisions' needs.

In the event of Rand weakness that could lead to export orders affecting local manufacturers, the close relationship with our CMTs that almost exclusively supply TFGA, will stand us in good stead.

Fashion risk is well contained by our speed to market through our local and in-house capabilities. Keeping up to date with technology, where SA has lagged over the past ten years, is imperative and a key driver of the funding and technical assistance we provide our CMTs.

Strategy

Our strategy remains to procure differential merchandise for our trading companies and to constantly look for opportunities to offer them the exclusivity and reliability that they require. One of our primary initiatives is to improve on speed and efficiency, assisted by better communication with all our suppliers and customers.

We have recently established another local design and manufacturing unit called LDV Design Company, with a focus on fashionability and speed to market place being paramount. We have also split our core local TFGA production division into various smaller units in order to anticipate and improve our service levels to the trading divisions.

TFGA continues to focus on growing and developing our people and have a clear training action plan going forward. We have started a leadership development programme and will have at least 20 staff members attending this every year. We have introduced a middle management forum and an employment equity committee with representatives from all levels in the business. Both meet regularly. Our aim is to create an ownership and accountability culture throughout our business.



Howard Godfrey
Managing Director

Selwyn Eagle
General Manager

Prospects

TFGA anticipates continual growth in both our local manufacturing and sourcing divisions, and is committed to supporting and growing our local manufacturing industry. We are constantly looking to optimise products in bringing quality, price and value to our trading divisions.





		2005	% change	2004
Turnover (R millions)	Sportscene	**271,6**	25,6	216,3
	Totalsports	**424,3**	15,6	366,9
	DueSouth	**13,8**		–
Total		**709,7**	21,7	583,2
Number of stores	Sportscene	**74**	5,7	70
	Totalsports	**94**	2,2	92
	DueSouth	**9**		–
Total		**177**	9,3	162
Floor area (square metres)	Sportscene	**14 434**	6,4	13 560
	Totalsports	**22 841**	3,2	22 131
	DueSouth	**3 368**		–
Total		**40 643**	13,9	35 691
Number of employees		**1 253**	74,8	717*

* Flexitimers not included

Positioning

The Sports Division is positioned in the macro sports lifestyle retail market. Strategically, we continue to focus on clearly differentiating and expanding our existing formats, Totalsports, Sportscene and DueSouth, whilst searching for new and non-conflicting opportunities in order to grow our market share.

Totalsports is the "top of mind" sportswear destination in the country. This is achieved by giving the everyday athlete the inspiration to compete through our range of fashionable and performance orientated international sports brands. We concentrate on apparel and footwear in key sporting arenas, enhanced by a focused equipment and accessory offer. We continue to re-evaluate our assortment, environment and service levels to maintain our position of market leadership.

Sportscene provides the street-wise active youth in search of a more defined identity, a unique blend of freesport brands and urban style in their own environment. We search for the "now" sports brands and trends to keep pace with the dynamic youth culture.

DueSouth has been positioned as a modern, hi-tech, outdoor lifestyle and adventure destination. The growing market of outdoor lifestyle enthusiasts will find a unique and modern store, offering a comprehensive and fashionable range of the latest brands and product innovation, previously unavailable in South Africa.

International sports brands, notably footwear and certain apparel, are critical to the success of our stores. These carry a strong performance connotation in Totalsports and a fashion trend in Sportscene. A significant portion of surfing brands are, however, produced locally. DueSouth has two distributorship agreements with international brands.

Review of the Year

The Sports Division had another very successful and exciting year enhanced by the launch of our outdoor venture DueSouth. We continued to increase our market share with sales growth for the year of 21,7% and same-store sales up by 15,8%. Gross margin improvements, resulting from markdown turnover growth being well below overall growth, coupled with tight expense controls, resulted in strong profit growth well in excess of turnover growth for the year.

During the year we introduced new planning and distribution systems allowing us to more accurately manage our product assortments and thus improve our efficiencies in stock management, resulting in enhanced customer service.

After comprehensive research and development our DueSouth adventure was launched in October, with a total of nine stores being opened in a six-month period. Significant progress was made and will continue to be made in streamlining our offer in order to establish ourselves as a unique player in this untapped market segment. We have established exclusive distribution rights for Columbia, a major international outdoor brand as well as chain store exclusivity for The North Face brand. In addition to other significant local and global brands we have successfully introduced our own branded product under the DueSouth label. We are confident and excited with the challenges and opportunities that lie ahead as we further establish this business.

Totalsports opened four new stores during the year and closed two underperforming stores. We continued with our reimaging programme with nine old stores being enlarged, relocated or revamped. Our focus on key sports continued with an emphasis on ensuring that our future ranges in running, soccer and fitness are comprehensive and consistent. Our marketing and events initiatives have been aligned with this key sports strategy.

Our own brand product has been consolidated under our Fusion brand with this brand continuing to gain momentum. Totalsports achieved a sales growth of 15,6% for the year maintaining our position of dominance in the marketplace.



Martin Mendelsohn
Managing Director

Sportscene continues to expand, opening five stores during the period under review whilst one store was closed. A further two stores were converted to our new-store format encompassing our urban youth brand ethos. This brand identity has now been implemented in 10 of our 74 stores, all of which are performing above expectations.

In line with this positioning we continued to synergise product and marketing to cement Sportscene as the leading brand in its market. We expanded our own brand Redbat to all stores, which has been favourably received by our customers. Our excellent sales growth of 25,6%, with same-store growth of 18,1%, is indicative of our increased brand acceptance and recognition.

Strategy

Totalsports has made significant strides with regard to our key sports strategy. Our continued focus on running, soccer and fitness will ensure clear differentiation and recognition in the marketplace. We will focus on enhancing our store environment in line with this strategy, as well as ensuring that our marketing and product strategies keep pace with these developments. Strategies to deal with additional key sports will be developed over time. It is planned to exploit our new merchandise systems to ensure consistency and availability of core ranges within all stores. We will continue to invest in our store revamp and relocation programme, ensuring that stores are correctly sized and located as well as searching for new location opportunities. Three new stores and three relocations have been committed to for this year.

Sportscene will continue on its expansion programme, having committed four new stores for the year. Our latest store concept will be implemented in all new stores and plans are in place to revamp selected key existing locations. We will focus and capitalise on building our own brand "Redbat", thus improving margin opportunities. We will ensure that our focused product offering and marketing messages align with our positioning statement, and continue on our path, becoming the key destination for our defined target market.

Our focus in DueSouth will be on establishing this new concept in the market place by continuing to improve on and streamline our product assortment, store environment, marketing approach and specialised service. Our modern, high-tech outdoor experience will ensure we entrench DueSouth in a market previously unexplored by our group. We have committed three further stores during the year and will continue to search for key locations.

Prospects

The Sports Division is well positioned to continue on its growth path. Further location and merchandise opportunities exist in all our formats, whilst recently implemented merchandise systems will result in improved efficiencies in stock management. Our own branded products offer margin opportunities and the flexibility to react to an ever-changing market.


TITANIUM



Positioning

American Swiss and Sterns continue to dominate the retail jewellery market in southern Africa with a market share in excess of 40% in the retail jewellers market and more than 25% of the retail jewellery market.

American Swiss has been positioned as the leading contemporary jewellery retailer offering new and exciting merchandise for the aspirational, confident individual. The brand characteristics of confidence, glamour and fashion are reflected in everything from advertising to store design. Market positioning targets LSM 8 –10 to essentially "Spoil yourself".

By contrast the Sterns brand is positioned as a trusted jeweller offering stylish jewellery for special occasions. The emphasis on gentle sophistication, sincerity, emotional warmth and romance ensures deep loyalty between the customer and the brand. Sterns targets LSM 7 – 9 to "Spoil your loved one".

The newly launched Matrix brand has been aimed at a generally younger customer who would not normally enter a traditional jewellery environment in search of fashion branded watches, eyewear, cell phones and niched jewellery ranges. The format is still being developed, and we grew the number of stores by three to twelve in the year. Matrix has a strong lifestyle orientation providing "branded accessories you need" to the LSM 7 – 9 market.

		2005	% change	2004
Turnover	American Swiss	**456,0**	14,5	398,2
(R millions)	Matrix	**18,2**	71,7	10,6
	Sterns	**270,3**	16,7	231,7
	Total	**744,5**	16,2	640,5
Number of stores	American Swiss	**175**	–	175
	Matrix	**12**	33,3	9
	Sterns	**115**	0,9	114
	Total	**302**	1,3	298
Floor area	American Swiss	**12 509**	(0,2)	12 538
(square metres)	Matrix	**432**	31,7	328
	Sterns	**8 248**	(0,1)	8 257
	Total	**21 189**	0,3	21 123
Number of employees	American Swiss	**655**	3,0	636
	Matrix	**48**	71,4	28
	Sterns	**379**	1,1	375
	Total	**1 082**	4,1	1 039

Review of the Year

The Jewellery division recorded sales growth of 16,2% on top of a very good base the previous year. The sales growth would have been greater were it not for the strategic reduction in the number of markdown and discount driven promotions.

As a result the operating profits again grew at a significantly higher rate than sales, with productivity ratios showing further improvements. Staff numbers, excluding casuals/flexitimers, are down 25% on 1999.

The store location strategy resulted in the closure of six of the less profitable stores during the year, whilst seven new jewellery stores in key shopping centres were added. In addition to this, another three Matrix stores were opened. Opportunities for rationalisation are continuously evaluated and have resulted in trading densities improving by 71% over the last five years. During this five-year period 53 stores have been closed and total floor area has declined by 10%.

Gold and diamonds dollar price risk is addressed by design tweaking. Mass discount entrants pose a threat but are treated with suspicion by the consumer.



Ken Schreuder
Managing Director

Strategy

The store location strategy continuously monitors trends, and where economic factors dictate, closures or consolidation will proceed. Locations in new and existing shopping centres where we are under-represented have been identified and new stores will be opened in prime positions.

Consumer acceptance of the new store formats of both American Swiss and Sterns has been exceptional and a total of 15 stores were revamped during this year. The low cost model to upgrade mid to lower level stores has been equally successful and it is planned to continue with this roll-out.

Training initiatives have been put in place to ensure our store staff deliver the highest levels of customer service and product knowledge. The outcomes of a mystery-shopping programme are reviewed by senior management and the results are measured and fed back to the stores.

Over the past 20 years the Jewellery division has developed its own house brand watches under the name of Tempo, Facet and Minx, each positioned in a specific niche of the market. The house brand watches contributed well over R100 million in sales during the year. Market research indicates that Tempo is by far the most worn watch brand in South Africa, and opportunities exist to expand the brand into other areas.

The new systems enhancements which are currently being developed, are going according to plan and are on schedule to go live at the end of the financial year ending March 2006. These systems are expected to streamline many of the merchandise functions and provide information that will enable further improvement in efficiencies.

Prospects

As expected the jewellery market continued to show positive growth, particularly in the middle mass market, a trend which we foresee continuing. Our jewellery brands are ideally positioned to take full advantage of this growth.

Although Statistics S.A. has stopped providing information to enable us to accurately measure the jewellery market, it remains our intention to grow market share. To this end we continue to invest in marketing and in-store presentation to entrench the market leadership enjoyed by our brands.

Better assorted and enhanced merchandise ranges, together with healthy gross margins and further containment of the expense base, are expected to again lead to pleasing results from this division in the next year.





	2005	% change	2004
Turnover (R millions)	**245,0**	38,8	176,5
Number of stores	**34**	41,7	24
Floor area (square metres)	**13 405**	34,0	10 001
Number of employees	**637**	20,0	531

Positioning

@home continues to grow its position in the country's leading shopping centres offering ranges of small merchandise for the discerning homemaker in the LSM 6 – 10 range. Our customers enjoy enhancing their homes with @home's fashionable offer covering the Eat, Sleep, Bath, Cook and Live categories. Having launched its first store in May 2002, @home is well accepted in the marketplace as the market leader in the homewares market.

Review of the Year

@home has continued to expand and has opened a further ten stores in the second half of the period under review, bringing the total number of @home stores to 34. Sales grew by 38,8% with same-store growth of 10,1%. This growth is in line with growth in the overall homewares market and excludes four @home boutiques within the Foschini stores. Margins continue to improve as our buying power increases.

Our buying team continues to look for "newness" (innovative products and new brands) and has been able to secure certain exclusive brands giving @home a point of difference in a growing and competitive marketplace. These have been well received by our customers.

We have created an @home staff training academy to ensure that all staff are able to deliver awesome customer service. This has a rigid training programme and graduates staff members to a level of competence to achieve this objective.

Our distribution centre has been operating well, ensuring replenishment to our stores. We have recently purchased land to build a larger distribution centre to accommodate @home's growth into the future. Our systems are well supported by the group's IT division and our shrinkage is well controlled.

Hard goods are mainly imported while the majority of soft goods are sourced locally. Currency risk is mitigated by the use of forward cover.

Strategy

Further @home store roll-outs will continue with eight new stores planned for the coming year. @home has the potential to reach 60 stores in the medium term. Competition in the homewares sector continues to increase and to this end we continue to bring newness and a certain amount of exclusivity to this brand, focusing on fashion, style and quality to maintain our competitive position in the homewares arena.

Prospects

@home is launching an exciting new format of furniture lifestyle stores and will be offering a full range of contemporary furniture in addition to our current @home offering. These two new lifestyle stores will be opening in November 2005 in two new lifestyle shopping centres currently under construction in Cape Town and Johannesburg. These two new concepts will be opening simultaneously.

A new specialised buying team has been put in place to ensure that these new formats of @home bring a compelling offer into the market.

@home continues to look for appropriate sites in select, higher-end shopping centres in pursuing our continued growth. With our average store size at 399 square metres, trading densities have been excellent at R24 400 per m^2, but space will need to be increased at some stores.



Howard Godfrey
Managing Director


adidas
adidas

Retail

Retail Credit Solutions has responsibility for management of the group's entire accounts receivable function. The credit management function encompasses the management of all the aspects of credit from account origination through to the recovery of bad debt. Trade receivables – retail, as the single biggest asset on the group's balance sheet, standing at over R1,7 billion, continues to be an area of focus and improved management.

The favourable economic conditions driven by lower interest rates and a range of appealing products offered to our customer drove not only sales but also payments, ensuring once again that we finished the year with the receivables book in record health. As a result of this we now have more customers than ever in a current situation, facilitating additional buying on their part.

Our new account application-scoring process was further enhanced through a profitability exercise that identified groups of marginally higher risk customers with whom we could profitably trade. This coupled with preapproved marketing campaigns, ensured that our customer base continued to grow.

Retail Credit	**2005**	% change	2004
Interest income	**211**	(10,6)	236
Other income	**63**	16,7	54
	274	(5,5)	290
Net bad debt	**(97)**	(14,9)	(114)
Credit costs	**(111)**	5,7	(105)
	66	(7,0)	71

Interest Income

During the course of the year the usury rate was further decreased, resulting in a drop of 4,7% in the weighted average rate between the two years. The lower rates caused interest income to decrease despite the receivables book growing. Added to this was the fact that improved collections meant that fewer debtors were in arrears; the value of accounts in arrears dropped from 26,7% to 24,2% and interest income therefore reflects a R25 million decline on the previous year.

Bad Debt

We continue to benefit from the improvements introduced last year in our collection methodologies. During this year we upgraded our forensic capability to enable us to quickly detect fraudulent card activity. Identity

theft by syndicates has become an international problem and South Africa has not been exempt from this activity. The resulting system changes allow our staff to quickly identify unusual purchase patterns and to prevent fraud from being perpetrated.

The external agencies that work on the recovery of bad debt have also been an area of focus. The rationalisation of the number of agencies, the enforcement of standards and regular audits has improved the overall yield on accounts handed over for recovery.

Bad debts are written off monthly where the age of the debt coupled with the payment score moves beyond acceptable limits. These limits remain consistent with previous years.

Net bad debt to credit sales fell to a new low of 2,4% from last year's 2,8%.

Provisions

The provisioning policy remains conservative and in keeping with our practice of previous years. Provisions are raised monthly to recognise potential bad debt inherent in the debtors book. These provisions are over and above the monthly write off of bad debt. At year-end the provision calculation indicated an overprovision arising from the previous financial year. As a result no further amounts were added to the provision and the total value provided for at year-end amounted to R143 million. This represents a provision to debtors of 7,6% (8,8% FYE 2005)

Other Income

The club programme continues to grow with the year ending on 805 248 members. The club has wide acceptance in the market place. The ABC circulation audit now positions the group club magazine as the magazine with the biggest national subscriber base. Profit from this area grew by 14,6% over last year.

Insurance

Insurance in the form of cover for the loss or damage of jewellery and cell phones, and account settlement continues to grow. Telemarketing of this facility to customers has proved very successful with a 15,3% growth in profit.



Peter Meiring
Managing Director





Key debtor statistics – Retail Credit	2005	2004
Number of active accounts (000's)	**1 930**	1 811
Credit sales as a % of total retail sales	**69,8**	71,2
Net debtors book (Rm)	**1 744,3**	1 494,4
Arrear debtors % to debtors	**24,2**	26,7
Net bad debt write-off as a % of credit transactions*	**2,4**	2,9
Net bad debt write-off as a % of debtors book*	**5,9**	6,8
Doubtful debt provision as a % of debtors book	**7,6**	8,8
Applicants granted credit (%)	**61,5**	60,6

* Including VAT, excluding movement in provision

Financial Services

The group operates two subsidiaries with responsibility for providing financial services to both customers of the group as well as new customers outside of the group's customer base. The two companies continued to benefit from a dynamic and entrepreneurial team. Performance has been stellar with pre-tax profits growing by 132,4% over last year. Despite this growth control of bad debt has been a key focus with losses considerably down on previous years.

Personal Finance	2005	% change	2004
Interest income	**228**	33,3	171
Interest expense	**(41)**	(16,3)	(49)
Other income	**48**	37,1	35
	235	49,7	157
Net bad debt	**(31)**	(24,4)	(41)
Credit costs	**(50)**	19,0	(42)
	154	108,1	74

RCS Personal Finance

This company provides loans of up to R10 000 to the best-performing accounts in the group. It also purchases lists of suitable customers from list vendors. Accounts in all instances are prescored on proprietary scorecards as well as those provided by the credit bureau. This upfront selection process ensures that only customers in a creditworthy position are offered loan facilities. In addition all loan repayments are made by means of bank debit orders.

To date this business has extended R2,2 billion in loans with a receivables book of R659 million. The success of this lending arrangement is apparent in the low level of delinquency and subsequent bad debt. Only 4% of the book is in arrears.

In addition more than half of the loans currently granted are to customers who have had a loan facility with RCS previously.

This business continues to show signs of future double digit growth potential.

Key debtor statistics – Personal Finance	2005	2004
Number of active accounts (000's)	**159**	134
Net debtors book (Rm)	**658,9**	537,1
Arrear debtors % to debtors	**4,0**	4,3
Net bad debt write-off as a % of credit transactions	**2,9**	4,7
Net bad debt write-off as a % of debtors book	**2,5**	3,9
Doubtful debt provision as a % of debtors book	**7,2**	6,4

RCS Cards	2005	% change	2004*
Interest income	**50**	56,3	32
Interest expense	**(14)**	–	(14)
Other income	**63**	61,5	39
	99	73,7	57
Net bad debt	**(26)**	–	(26)
Credit costs	**(32)**	39,1	(23)
	41	412,5	8

* These figures represent 10 months.

RCS Cards

RCS Cards offers credit terms to the customers of merchants outside of the Foschini group. These merchants do not have the credit resources of a group such as Foschini and this facility therefore presents an opportunity for them to offer credit terms to their customers. There are in excess of 5 000 merchants that accept the RCS card. These merchants are predominantly in the auto industry where the RCS Auto Card now enjoys dominance of the private label market. Over the past year the operation was expanded into all areas of the country.

All new customers applying for credit are passed through rigorous credit checking using the knowledge and infrastructure that has been built up over the years in our retail lending operation.

The bad debt experience over the past year has been very low and our provisioning policy remains very conservative.

Key debtor statistics – RCS Cards	**2005**	2004
Number of active accounts (000's)	**178**	141
Debtors book (Rm)	**291,7**	195,3
Arrear debtors to debtors (%)	**17,3**	17,3
Net bad debt write-off as a % of credit transactions	**3,4**	3,6
Net bad debt write-off as a % of debtors book	**5,1**	5,6
Doubtful debt provision as a % of debtors book	**11,0**	11,9
Applicants granted credit (%)	**50,9**	50,0

Credit Legislation

The new Credit Bill has received a lot of publicity lately. This bill is far-reaching in its aim to regulate the industry and its lending practices. There is no doubt that its effect will be felt equally on credit grantors as well as credit recipients alike, affording each new rights and obligations. Although this bill is still in its formative stage, our legal staff has been closely involved with the various government committees to ensure that our point of view is conveyed to the drafters. In balance, although we believe there are prejudicial elements in the draft, we do not feel that the end result will unduly constrain our ability to lend to both our retail and financial services customers.


Too big for
my boots.
And proud of it


CLINIQUE

Group Finance and Administration

The Group Finance and Administration division is a centralised service division that provides a support function to the other divisions within the group. The division comprises the following areas of responsibility:

Financial Accounting and Corporate Reporting

This department is responsible for:

- the collating and production of the group's interim and annual financial statements;
- corporate communications and shareholder reporting;
- ensuring compliance with all required accounting standards and statutory requirements; and
- liaison with the external auditors.

During the current financial year particular focus has been placed on ensuring that the group will be IFRS compliant from the 2006 financial year. Further details of the impacts and judgements made by management are discussed in the Financial Director's report.

Management Accounting

Management Accounting is responsible for:

- control of the group's financial accounting systems;
- co-ordination and consolidation of all the group's financial planning, including annual budgets and quarterly re-projections;
- divisional financial reporting to enable accurate management decision making; and
- all operational financial reporting at store, area, regional and divisional level.

In addition, during the current financial year, a decision was taken to replace the existing core accounting systems with SAP financials. The implementation is planned to start in the second half of 2005, with completion by October 2006.

General Finance and Administration

General Finance and Administration is responsible for:

- processing and payment of all merchandise, expense and rental transactions;
- ensuring all stores deposit the correct amounts daily; and
- administration of store and head office inventory and claims.

Treasury

Treasury is responsible for the efficient cash management of the group, always ensuring that there are adequate lines of credit and funding via the appropriate financial instruments. Gearing currently stands at 12,1%.

Taxation

This department is responsible for all aspects of the group's taxation compliance. By its nature, it is staffed by highly skilled experts who constantly remain abreast of current legislation.

Secretarial and Administration

This department is responsible for the:

- maintenance of the group's statutory records;
- administration of the Foschini Group Retirement Fund;
- administration of the group's trademarks;
- administration relating to the preparation and signing of the group's store leases; and
- provision of legal assistance/advice to other areas within the group as required.

Risk Management

The risk management department is responsible for the following functions:

- managing and controlling the risk management process, as defined by the risk committee and as required by the Code of Corporate Practices and Conduct;
- appropriate insurance placement for the group;
- the administration of all group insurance claims and the compilation of comprehensive loss statistics;
- control over the group business continuity planning process; and
- facilitation of inter-divisional store security meetings as well as the hosting of similar informal meetings with other retailers to allow a cross-pollination of loss prevention information and strategies.

A detailed risk analysis is contained in the Corporate Governance report.

Procurement

The risk management department is also responsible for the group procurement process, ensuring that best practice is followed in all areas of the purchasing process throughout the group. A recent focus area is an analysis of our BEE purchasing strategy.

Group Payroll

This department is responsible for the accurate and timeous payment of salaries to over 13 000 of the group's permanent, part-time, contract and flexitime employees. In order to maintain our high standards we have recently successfully completed the implementation of a new payroll system – CRS.

We constantly strive to improve efficiencies, and are therefore in the process of implementing:

- a paperless, web-based human resources self-service system; and
- a time and attendance and staff scheduling system.

Each of these systems will significantly improve processing speed and efficiencies, and reduce unnecessary paper flow, thus providing the capacity and flexibility to cater for the needs of the group into the future.




LOVE THAT RED

Group Services

This division has as its mission to provide value-adding services through expert facilities management which ensures cost effective operational efficiency and workplace well being.

Group Services ensures that the group's space requirements are met to accommodate office employees and warehouse distribution requirements. In addition to providing appropriately equipped facilities this division ensures the ongoing maintenance of all buildings, plant and equipment.

Group Services sees to the installation and maintenance of all security, fire detection and access control systems as well as implementing and managing the occupational health and safety programme. From a governance perspective all security and fire evacuation systems are tested on a regular basis.

Group Services sees to the procurement of all office automation equipment, vehicles and capital equipment other than computers.

Mail room, reception, switchboard and store alarm monitoring are among the services provided. Outsourced contractors managed by Group Services include catering, physical guarding, gardening, architectural, mechanical, electronic, and electrical and travel services.

Foschinidata

Foschinidata is responsible for the information technology (IT) function of the entire group and employs 180 full-time staff that are supplemented by up to one-third by contract and outsource partners.

Foschinidata is run as a cost centre and is separated into infrastructure, the development centre, a project office, the service management centre for technical support and customer relationship management and administration functions.

The level of IT activity during the past financial year, and the planned future activity, is an indication of the group's strategic intent to take advantage of the benefits that technology can offer the retail business. The group's focus on information technology epitomises the intent on ensuring the Foschini group is a competitive and world-class business.

The total IT capital expenditure for the period under review amounted to R41 million, with operating expenses of R130 million representing 2,5% of sales.

The policy of consolidation, rationalisation and collaboration on common information technology standards and platforms was a contributing factor of extracting cost synergies across the divisions through shared infrastructure and outsource partners' services.

Consolidated databases (Oracle and SQL) are used across the group for purposes of credit management, analytical data mining and customer profiling, planning of merchandising, and procurement.

A number of key IT initiatives are under way to improve operational efficiency, minimise risk and support future growth strategies. The key advances made during the period were:

- the successful implementation of our new digital wide area network (WAN), resulting in a more advanced and efficient data network to our group stores;
- the implementation of the Arthur AIM merchandise planning application for Markham and our Sports division. All our trading divisions, with the exception of Foschini, now have the new system installed. Foschini is planned for 2005/6;
- continued progress in the delivery and roll-out of our new Windows-based point-of-sale application called "Active Retail". All stores will be converted by the end of the 2005/6 financial year;
- commencement of the implementation of our JDA merchandise application suite (PMM) and the Retek warehouse management system, for our Jewellery division, which is the last division to be converted; and
- the upgrading of our infrastructure and system security controls to newer, standardised technology platforms.

With a clearly-defined IT strategy in place, our key initiatives for 2005/6 centre on:

- completing the new point of sale roll-out;
- completing the Jewellery division JDA merchandise application suite and Retek warehouse management system implementation;

- commencement with the replacement of our legacy financial systems with SAP Financials (this will run into 2006/7);
- continuous process re-engineering for improvements in *operational efficiency*;
- exploring and adopting latent capabilities in our existing merchandise systems; and
- development of various credit systems, using web technology, for our Retail Credit Services (RCS) division.

We continue to place high focus on IT governance, conducting regular disaster recovery exercises, and endorse the ITIL (IT infrastructure library) framework for best practices in the IT service Industry.

Group Property

The proliferation of large new shopping centres being built in South Africa is of concern to the group and it is unlikely that we will necessarily support all of these centres.

In the past year we opened 68 new stores and closed 32, as a result of which our net trading space increased by 3,4%. The group ended with a total of 1 233 retail stores which amounted to 334 662 square metres of space across all brands. We have committed to open at least 74 new stores in the group next year.

The department renegotiated approximately 237 leases during the year and made substantial rental savings in the majority of cases, totalling in the order of R5 million over the term of the leases. The benefit of these savings, together with the savings made in the previous year, will continue over the next four to five years. Reductions in base rentals represent most of the R5 million, but escalations are also down to an average of 8%. Details of leases are shown in note 30.

In many instances we have found that our stores in the major shopping centres are too small and we are endeavouring, where possible, to negotiate with the landlord to enlarge. We have been moderately successful during the year. We have enlarged six group stores in the major shopping centres and have seen a pleasing increase in turnover in these stores.



Brent Curry
General Manager


DKNY

The group has committed stores in new centres such as Garden Route Mall (George), Loch Logan (Bloemfontein), Diamond Pavilion (Kimberley), Trade Route in Lenasia and Vangate City in Athlone.

All our retail properties are leased, whilst the majority of warehousing and distribution centres are company owned. A further company-owned distribution centre is under construction and should be commissioned in October 2005.

The major risk Group Property must manage is ensuring continuity of leases, and to this end, option and renewal dates are centrally captured and controlled.

Distribution and Logistics

The group's distribution and logistics team is responsible for the management of stock received from suppliers and distributing it to stores efficiently and productively. This year more than 36 million units were distributed, representing an increase of 19% over last year. Our permanent employees amount to 216 and are supplemented as required through two staffing agencies to the extent of 100% in peak demand periods.

Due to these high growths, two distribution centre (DC) expansion projects were set in motion increasing DC floor space from 33 000 square metres to 48 000 square metres. They cover the expansion of a current facility at Ndabeni and a new site in Parow Industria, both in Cape Town. Both these projects have a completion date of October 2005. Land and buildings will cost R73 million and materials handling equipment will amount to R4,3 million. There is also further capacity for expansion of 13 000m² at the Parow Industria site. The company will benefit from vastly diminished usage of third-party storage.

The entire group's stock distribution is handled by the group's four DCs; two situated at Parow (three from October 2005), one at Montague Gardens and one at Ndabeni, all near the group's head office in Parow East, Cape Town. All storage, picking, packing and despatching of stock is managed centrally at these DCs. The group utilises HRP Distribution Services' hubs to cross-dock stock to stores in the various regions across South Africa, Swaziland, Namibia and Botswana. HRP is a specialist in retail distribution and has been a trusted supplier to our group for more than six years.

A dedicated systems development team, which maintains and develops systems that ensure higher levels of productivity, supports this area. The systems employed at the various DCs, aside from jewellery, are world-class, enabling a high productivity rate, with Pick-to-Light and Radio Frequency being used for many years in the clothing DCs. A new jewellery DC system is planned to be implemented next year in order to further improve the productivity and efficiency in this area. This project is well under way and is planned for completion in April 2006.

The DCs are further supported through materials handling systems that are continuously being redesigned, developed and implemented to support quicker throughput times. Another Rapidpac system from W&H Systems in the USA will be installed for Foschini footwear by the end of 2005, adding to the four Rapidpacs already in production.

Productivity figures in the various DCs are world-class. Cost per unit and units per man-hour are closely measured and benchmarked against the best retailers in the world. The cost of distribution as a percentage of group turnover for 2005 is 1,42%, still below 2002 levels although marginally up on 2004 due to the homewares impact.

Our group utilises in excess of 30 local CMT factories in order to manufacture merchandise for our various trading divisions. Stock that is manufactured by these factories is accumulated at our Ndabeni distribution centre, allowing CMTs to maximise their production space. Fabric stock is procured by the group and housed at the Montague Gardens site prior to being delivered to the CMTs through our small in-house fleet.

Our major risk is damage to stock and property through natural disaster or fire. Fire fighting, training, maintenance of fire-fighting equipment, atmospheric detection and inter-rack sprinkler systems mitigate the risk of fire.

A business continuity plan is in place and regularly reviewed by the Risk Committee.

Human Resources

Group Human Resources (HR) is responsible for ensuring that we attract, develop and retain the best talent available for the continued success of our business. It acts as a specialist resource to the human resources functions within the trading and service divisions.

All trainee, junior and senior management are recruited centrally to ensure professional, consistent and detailed assessment, and selection. Training in competency-based recruitment is also provided to line management to enable effective selection at store level. In addition, a formalised procurement process to select preferred recruitment providers based on specific criteria was initiated this year, and will be completed early in the new financial year.

The group has clearly formulated industrial relations policies and procedures and extensive training is provided in these to line management.

We have regular interaction with our trade union, SACCAWU, and are currently in the second year of a two-year wage agreement signed in August 2003. Renegotiation will take place in August 2005 for implementation on 1 September 2005.

The Group Management Development division provides a variety of programmes focusing on leadership and managerial skills for management across the group and these are regularly reviewed and updated. Twice a year we run a management school using primarily outside resources. Other examples of interventions are a business simulation programme that is designed to give employees a total understanding of the business and their role in it, and "Free to Grow", an external programme focusing on self-actualisation at grass roots level. Over the past three years over 150 staff participated in the business simulation programme and 400 in "Free to Grow".

Further information on our skills development can be found in the Corporate Sustainability section of this report.

We ensure that our staff are remunerated competitively, and efficiently and constantly review our remuneration and benefits in the light of best market practices. The major portion of remuneration is the basic package with performance criteria influencing the annual bonus and share option allocations. The latter is still confined to a fairly small universe of senior employees. In light of the strong operational performance of the group this year an exceptional bonus of at least half a month's salary was awarded to every employee.

We have an established job evaluation system and participate in several industry and function specific salary surveys.

All divisions develop and submit their manpower plans for review by the operating board twice annually. Transfers and promotions across the various divisions in the group provide wide career opportunities and enable optimum use of our managerial talent.

Our corporate social investment initiatives are developed and monitored by central HR and are outlined in detail in the group's sustainability report.

A discussion of our employment equity can be found in the Corporate Sustainability Report.



Malcolm Park
Group Human
Resources Director



The board of directors of Foschini Limited remains fully committed to business integrity, transparency and accountability in all its activities. In support of this commitment, the board subscribes to the highest standards of corporate governance in all aspects of the business and the ongoing development of best practices.

Foschini fully endorses the principles incorporated in the Code of Corporate Practices and Conduct, as outlined in the second King Report (King II), and the Listings Requirements of the JSE Securities Exchange South Africa.

The group has, in all material respects, complied with King II and continually strives to enhance compliance. A Board Charter is under development and will be adopted during this financial year.

Board of Directors

Role and Composition

Foschini has a unitary board structure comprising ten directors. The eight non-executive directors are all independent according to the King II definition, with the two executive directors being the managing director and the financial director. Detailed information on the directors and their credentials appear on page 10.

The non-executive directors come from diverse backgrounds in commerce and industry. Their collective experience enables them to provide sound, independent and objective judgement in the decision-making process. They contribute to the group's strategy formulation in addition to monitoring and measuring the company's performance and its executive management against key performance indicators.

The chairman and deputy chairman are both independent non-executive directors. The roles of the chairman, Eliot Osrin, and the managing director, Dennis Polak, are separate, with a clear division of responsibilities. Both provide leadership and guidance to the company's board, and encourage deliberation on all matters requiring the board's attention, and obtain optimum input from the other directors.

The board retains full responsibility for the strategic direction and control of the group. In addition, they review the succession planning at senior levels to ensure sustainable leadership.

Newly-appointed directors hold office only until the next annual general meeting, at which time they retire and become eligible for re-election as directors. Each year, one third of the existing board are subject to retirement by rotation and are eligible for re-election as directors by the shareholders. Directors have no fixed term of employment, and their performance is subject to annual peer review.

An annual evaluation of the board is undertaken by the chairman by means of an anonymous questionnaire sent to each board member. The results of the questionnaire are collated, and feedback provided to the full board. An effective evaluation process of the various board committees is being investigated.

Board Meetings

The board typically meets quarterly in Cape Town, and further meetings can be scheduled at short notice should circumstances dictate.

The board and its committees are timeously supplied with comprehensive information to enable them to effectively discharge their duties. All directors have access to the company secretary and all company records as well as to independent professional advice at the company's expense in appropriate circumstances.

Board Remuneration

In accordance with the group's remuneration strategy, the remuneration committee proposes the emoluments of the directors, which are then

considered by the board. Base salaries are determined after a thorough market benchmarking exercise within the retail and related sectors.

The group's policy is to align the remuneration structure of the executive directors with the interests of shareholders, and consequently a substantial portion of their package is performance related. Share options and incentives are granted based upon both the performance of the individual as well as the performance of the group as a whole, based on bottom-line absolute profits and the principle that bonuses are self-funded out of excess profits above targets.

This committee annually reviews the fixed fees of the non-executive directors, based upon their responsibilities and board committee participation.

The executive directors have standard employment contracts with the group, which do not exceed three years.

Payments made to directors for services during the year are set out in note 23.

Directors' Shareholdings

The direct and indirect holdings, unexercised share options and transactions of the directors of Foschini Limited at 31 March 2005 are set out in note 18. All transactions are conducted at the ruling market price on the JSE Securities Exchange South Africa. Non-executive directors do not participate in the share incentive schemes.

Directors' Interests

No contracts were entered into during the financial year in which any directors of the company had an interest. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

Personal Share Dealings

The board complies with the requirements of the JSE Securities Exchange South Africa in relation to the restrictions required in the trading of Foschini Limited shares by directors and employees during the defined closed periods. Restrictions may also be placed on share dealings at other times during the year should the group be involved in corporate activity or sensitive negotiations. The company secretary advises all directors and employees prior to the commencement of the closed trading periods of the prohibitions contained in the Insider Trading Act relating to share dealings whilst in possession of price-sensitive information. Details of directors' share dealings are disclosed to the Listings Division of the JSE Securities Exchange South Africa and communicated through its electronic news service, SENS. These dealings are also disclosed at board meetings. There is a process in place, in terms of the JSE Securities Exchange South Africa Listings Requirements, for directors to obtain prior clearance before dealing in the company's shares.

Board Attendance

The attendance of the directors at board meetings and Board committee meetings for the year was as follows:

	Board	Audit Committee	Remuneration Committee	Risk Committee	Nominations Committee	Transformation Committee*
Number of meetings	4	2	3	4	2	0*
Directors' attendance						
E Osrin	4	2	3	4	2	0*
D M Nurek	4	2	3	4	2	N/a
F Abrahams	4	N/a	3	N/a	N/a	0*
S E Abrahams	4	2	N/a	N/a	2	N/a
L F Bergman	4	N/a	N/a	N/a	N/a	N/a
W V Cuba	4	N/a	N/a	N/a	N/a	N/a
N H Goodwin	4	2	N/a	N/a	N/a	N/a
M Lewis	1	N/a	N/a	N/a	N/a	N/a
D M Polak	4	2	3	3	2	0*
R Stein	4	2	N/a	4	N/a	0*

* The Transformation Committee has recently been constituted, and no meetings were held during the financial year under review. Meetings will be held twice per annum.

Board Committees

The board of directors has delegated specific responsibilities to board committees, each with their own terms of reference that define their powers and duties. The board committees meet independently and report back to the board through their chairmen. The composition of the board committees is provided on page 10.

Audit Committee

The committee is governed by a formal audit committee charter that complies with the requirements of King II. This charter guides the committee in terms of its objectives, authority and responsibilities.

The role of the audit committee is, inter alia:

- to review the effectiveness of the group's systems of internal control, including internal financial control and business risk management, and to ensure that effective internal control systems are maintained;
- to ensure that written representations on internal control are submitted to the board annually by all divisional managing directors and general managers (these representations follow consultations with relevant line management and provide assurance on the adequacy and effectiveness of the group's systems of internal control);
- to monitor and supervise the effective functioning and performance of the internal auditors;
- to ensure that the scope of the internal audit function has no limitations imposed by management and that there is no impairment of their independence;
- to evaluate the independence, effectiveness and performance of the external auditors and obtain assurance from the auditors that adequate accounting records are being maintained;
- to ensure that the respective roles and functions of external audit and internal audit are sufficiently clarified and co-ordinated; and
- to review financial statements for proper and complete disclosure of timely, reliable and consistent information and to confirm that the accounting policies used are appropriate.

The committee consists of four independent non-executive directors and meets at least twice a year. Members of executive management, internal audit and the external audit partners and staff attend meetings at the invitation of the committee. Members of the committee meet separately with the external auditors, independently of management.

Remuneration Committee

This committee is governed by a formal charter to ensure that there is a transparent procedure for developing policies on executive remuneration and determining remuneration packages of individual directors and other senior executives, within agreed terms of reference and within the framework of good corporate governance.

Their powers regarding non-executive remuneration are limited to making recommendations to the full board.

This committee has ready access to independent surveys and consultants for advice and guidance.

Its emphasis is to ensure that the group continues to attract, retain and motivate executives of the highest calibre and to remain the employer of choice.

Its responsibilities include the making of recommendations to the board on remuneration structures, performance bonuses, conditions of appointment of the managing director, the managing director's remuneration, executive and non-executive directors' remuneration and fees, service contracts, senior executive management remuneration and the employee share incentive schemes.

The committee, which met three times during the course of the year, comprises three independent non-executive directors and an external consultant. The managing director and the group human resources director attend by invitation, but recuse themselves upon deliberation of their own remuneration.

Risk Committee

The board is responsible for risk management, while divisional and operational management are accountable to the board for this process.

The group has adopted an ongoing, systematic and documented risk management process that ensures that all material risks are identified, evaluated, effectively managed and where practical, quantified. This process is undertaken within each division as well as by the operating board. This has served to ingrain a sustainable risk awareness and culture at all levels. The assessments are aligned to the business objectives within each division as well as those of the group as a whole. All significant projects undertaken by the group are subject to formal risk assessments. Ongoing business sustainability is addressed as part of this process.

The risk committee is responsible for ensuring that:

- appropriate risk and control policies are in place and are communicated throughout the group;
- the process of risk management and the system of internal control are regularly reviewed for effectiveness;
- there is an ongoing process of identifying, evaluating and managing the significant risks faced by the group, and that this was in place throughout the year under review;
- a formal risk assessment is undertaken annually;
- there is an adequate and effective system of internal control in place to manage the more significant risks faced by the group to an acceptable level;

- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disastrous event, inter alia, the destruction of a distribution centre, head office or computer facility, impacting its activities;
- a risk register is maintained and kept up to date; and
- appropriate insurance cover is placed for the group, and that all uninsured risks are reviewed and managed.

Attendees at the risk committee meetings comprise two independent non-executive directors, two executive directors, a director of the operating board and the heads of the internal audit and risk management departments. Meetings are held four times a year.

Nominations Committee

This committee is governed by a formal charter to ensure that there is a process in place to fairly and thoroughly identify and assess new executive and non-executive directors. Their responsibilities include:

- reviewing the board structure, size and composition;
- succession planning;
- reviewing the balance between non-executive and executive directors;
- ensuring that the directors have the required blend of experience, skills and knowledge to guarantee the continued success of the group; and
- compliance with the principles of good governance and the code of best practice.

This committee met twice during the year under review, and comprises three non-executive and one executive director.

Transformation Committee

This newly-formed committee has been established in order to formulate, monitor and review all aspects of the group's broad-based BEE policies. Our EmpowerDEX assessment (more fully detailed in the Corporate Sustainability Report in the BEE section on page 57) has provided us with a point of reference from which to expand on all core elements of BEE. In addition, sub-committees for each of the seven pillars of broad-based BEE have been established, reporting directly to the transformation committee. These are: ownership, management, employment equity, skills development, preferential procurement, enterprise development and corporate social investment. The sub-committees will meet at least quarterly.

The transformation committee, comprising two non-executive directors, two executive directors and the human resources director from the operating board, will meet twice annually.


pierre cardin

Risk Management

Risk Review

The primary risks to the group remain largely unchanged from the previous year, although there has been a shift in their potential significance, as reflected in the order below.

These major risks and their consequent opportunities, considering both impact and their management, are:

- *Customer base*

  Being a predominantly credit-based retailer, retaining our existing customers and attracting new customers are core to our sustainable growth. Managing this risk requires constant emphasis on consumer legislation, product and customer service, and mitigating strategies include:

  - the provision of keenly priced and exciting product ranges across all divisions to our wide-ranging market segment;
  - continual staff training at all levels;
  - a state-of-the-art multi-media customer services call centre to assist in the immediate resolution of customer enquiries;
  - the continued roll-out of a new, efficient point-of-sale system to enhance store efficiency and customer service which is planned to be fully implemented by March 2006;



- equipping our stores to be attractive, enticing and congenial;
- constantly monitoring and assessing legislation and policies; and
- proactively engaging with the relevant regulatory and legislative authorities.

- *Fluctuation in interest and exchange rates*

  Our strictly controlled and skilled treasury function is guided by formalised, documented policies and procedures.

  Interest rate risk is managed by constantly reviewing our borrowings mix between fixed and floating rate instruments, and long- and short-term financing, as the direction of the rates change. In addition, the potential benefit of any other interest rate products, such as Interest Rate Swaps and Forward Rate Agreements, are constantly monitored.

- *Information technology*

  The ever-increasing reliance upon computer systems necessitates a stable, secure and uninterrupted computer infrastructure.

  This risk receives constant senior management attention and due to their interventions, this exposure is minimised. A comprehensive, tested disaster recovery plan is in place that should provide seamless computing capacity in the unlikely event of a disaster. Secure computer suites have been established in separate locations with adequate capacity to provide back-up access to critical systems. Employee awareness of the need for responsible use of computer facilities is important and all employees are required to abide by a formal computer code of conduct. There is an ongoing emphasis on enhancing IT security from all potential threats, both internal and external, and this will continue to receive attention at all levels.

- *Reduction in local manufacturing capacity*

  Fundamental to our business is a consistent, reliable supplier base for all of our products. The ongoing instability within the garment industry is of concern, as in excess of 70% of our product is manufactured locally. Over many years we have built relationships with local manufacturers in order to procure quality merchandise for our group. We utilise, on an almost exclusive basis, in excess of 30 local CMT factories on an ongoing basis. We have for many years supported local industry and will continue to do so in the future.

- *Credit management*

  Various factors can lead to customers being unable to meet their financial obligations to the group. The group has state-of-the-art systems and credit management disciplines to monitor and limit the impact of this risk, and, in addition, many customers have availed themselves of the facility to insure their accounts against death.

- *Shortage of skills and expertise*

  Without insightful, specialised and talented staff, our continued success and growth through innovation would be impacted. Processes are in place to ensure that we attract, retain and develop high-quality staff within an environment that can satisfy ambition. The divisionalised structure of our group also provides a pool of skills in all key areas, which lends itself to seamless resource transference.

- *The impact of HIV/AIDS upon our staff and customer base*

  Whilst the impact of HIV/AIDS upon our staff and customer base has had a limited impact upon the group to date, we are well aware of the need to better understand the future risks and consequences. The Health Monitor Group completed their interim report in May 2005 regarding the impact of HIV/AIDS within the workplace. The projected prevalence rate for the total staff complement in the 2005 year of 6,62% would have an estimated annual upper limit cost to the group of R1 million. The impact of potential loss of turnover has not been quantified, as current experience indicates that accounts are continued by extended families. The potential bad debt exposure has in a large part been contained, as many customers have taken the precaution of taking out account balance protection.

- *Crime*

  Crime remains a concern, both in terms of the impact of losses as well as its effect upon our staff. We have seen a significant and welcome reduction in the extent of violent crime, which has been offset by an increase in store burglary incidents. Operations management continually reviews security at their stores. There is a successful ongoing focus on preventing syndicated identity fraud. We see no competitive benefit in retaining knowledge to ourselves that we have gained in combating crime in all of its forms, and encourage regular meetings with other retailers in an endeavour to assist in its containment.

Internal Control

The board of directors is responsible for the group's systems of internal control. Effective internal control systems have been implemented and are continuously evaluated:

- to provide reasonable assurance as to the integrity and reliability of the financial statements;
- to safeguard, verify and maintain accountability of its assets;
- to detect and minimise fraud, potential liability, loss and material misstatement; and
- to ensure compliance with applicable legislation and regulations.

The internal control systems are governed by a comprehensive internal control standards manual that is available to all staff via our intranet. Compliance with these laid-down standards rests within each division and is monitored via internal and external audit checks.

The board is not aware of any material breakdown in the functioning of these controls during the period under review.

Internal Audit

The internal audit department, which reports to the audit committee of the board of directors, is an independent appraisal and assurance function. An Internal Audit Charter, approved by the audit committee and conforming to the International Standards for the Professional Practice of Internal Auditing, determines the mission and scope of the function. The mission is to provide independent, objective assurance and consulting services designed to add value and improve the group's operational performance. It assists the group in accomplishing its objectives by bringing a systematic, disciplined approach to evaluating and improving the effectiveness of risk management, control and governance processes. The scope of the internal audit function is to determine whether the group's risk management, control and governance processes, as designed and implemented by management, are adequate and functioning satisfactorily.

Internal audit has adopted a risk-based approach, and makes use of globally recognised control frameworks in the assessment of controls. The annual audit coverage is carefully planned and ratified by the audit committee. All significant findings and recommendations are reported to executive management and the board audit committee. Executive management is responsible for addressing any control deficiencies or systems improvements. The internal auditors have unrestricted access to all records and personnel and to the audit committee.

Code of Ethics

The group has adopted a code aimed at creating a culture of the highest standards of ethics and uncompromising honesty among all employees. The code is founded on the principles of integrity, good faith, impartiality, openness and accountability. The code of ethics forms an integral part of the induction programme and all new employees agree to subscribe to the code.

An aid to all staff in the reporting of any unethical or fraudulent behaviour is the availability of an outsourced, anonymous, toll-free hotline. Reported incidents are submitted to the risk management department for investigation.

Stakeholder Relations

Foschini acknowledges the importance of proactive engagement with all of its stakeholders, and particularly the investment community. We strive to foster sound relationships between the company and institutional shareholders and investment analysts by timeously providing relevant information regarding financial performance and prospects. Executive directors and senior management are accessible to investors and regular meetings are held with local and international shareholders.

A wide array of information is available to our staff via our intranet including our code of ethics, mission and values, AIDS policy, medical aid information, internal recruitment opportunities, paper recycling initiatives, reporting of fraud and theft and staff announcements. Feedback from staff is received via our field structures, staff break-aways and team-building exercises as well as during the frequent store visits that are undertaken by senior management. A quarterly internal magazine is distributed to all staff.

Our customers make extensive use of our customer services call centre and e-mail facility, in addition to which they refer to our website.

The most common communication channels with our shareholders are via our annual report, SENS, our website and e-mail facility and our annual general meetings and general meetings.

Donations to Political Parties

No donations are made to political parties.



Corporate Sustainability Report

Sustainability to Foschini is the need to ensure long-term, balanced profitability through innovation and inventiveness, without compromising short-term competitiveness. The needs of all of our stakeholders and our responsibilities to the environment and future generations must be considered, as we recognise that these will be the source of our ongoing success.

Our primary stakeholders, being our shareholders, employees, suppliers, government, local communities and society at large are all mutually dependent partners in the sustainability process.

We are committed to ensuring value for all stakeholders, and maintaining the highest moral and ethical standards.

Corporate Social Investment (CSI)

Foschini has a long history of investing in the upliftment of disadvantaged communities, and to this end, the Foschini Foundation was established in August 2000. A further donation from the group of R20 million during the current financial year has boosted the capital base of this foundation above R40 million; income derived therefrom is used as part of our social investment spending. This is in addition to contributions made by the group directly. The cash spend from the group and The Foschini Foundation will increase from the R2,4 million spent during the year under review to an estimated R4,0 million in the new financial year.

Our areas of focus remain

- Education
- Poverty alleviation
- HIV/AIDS
- Welfare and public services
- Staff bursaries
- Job creation

The allocation of the combined spend from the group's CSI Funds and The Foschini Foundation for the year under review is indicated below.

Combined Group CSI and Foschini Foundation Spending


(11%)
Welfare and Public Service
(8%)
Job Creation
(11%)
Staff Bursaries
(12%)
HIV/AIDS
(44%)
Education

In the new financial year, donations to all the Non-Governmental Organisations (NGOs) and Not-For-Profit Organisations (NPOs) that already receive funds from us will be increased – a portion has also been set aside to fund new organisations and projects.

Having a national presence in South Africa means that we are faced with the challenge of finding suitable NGOs and NPOs that themselves operate on a national basis. Child Welfare, the Salvation Army, Life Line, EQUIP, FAMSA and Junior Achievement are examples of such nationally-based organisations that we support.

Education

We believe that one of the keys to unlocking the potential of our country lies in the provision of and access to quality education for all citizens and consequently the largest portion of the CSI budget is spent on education. Early childhood development plays a particularly important role in the overall development of a child – we have therefore increased the funding to the Early Childhood Development sector significantly. Amongst the organisations that benefited from this increase are:

- ELRU (Early Learning Resources Unit)
- Grassroots
- Woz'obona
- Michelle MacLean's Children's Trust

In line with this approach we donated class-leading jungle gyms to educare centres in impoverished urban and rural communities in the Western Cape in 2004 – this project will continue during the year and we plan to roll it out to all the provinces in time.

Funding to the EQUIP programme which is run by the National Business Initiative was also increased substantially. We currently support a cluster of five primary and two high schools in the Western Cape; a new cluster will be funded in Gauteng in the new financial year.

Many of the institutes of higher learning provide educational programmes in nearby disadvantaged communities. Amongst those that we support are:

- Free State University – training of maths and science educators
- Pretoria University – science project
- Rhodes University – maths education
- Stellenbosch University – literacy in farm schools
- University of Cape Town – literacy, maths and science education
- University of the Western Cape – science and maths outreach
- University of KwaZulu-Natal – child and family centre
- Tshwane University of Technology – maths and science programme for matrics
- University of Port Elizabeth – family maths programme
- MEDUNSA – mobile science bus
- Durban Institute of Technology – educational materials

In addition, a total of 333 redundant PCs and related equipment were donated to institutions that promote educational advancement.

Programmes that give support to disadvantaged students also receive funding. Examples are:

- The lending library at PE Technikon
- Text books for disadvantaged students at the University of Johannesburg
- Text books for tutors at UNISA
- Text books for the satellite campus of the Cape Peninsula University of Technology

Some of the other organisations working within the education sphere supported by us are:

- The READ Education Trust
- SMILE
- Junior Achievers
- SHAWCO

Poverty alleviation

Poverty still affects a large majority of the citizens of South Africa. Thus we will continue to provide funding to welfare organisations such as:

- Peninsula School Feeding
- Meals on Wheels
- The Community Chest
- Operation Hunger

Funds are also set aside to provide relief in the event of a disaster. Last year, funds were donated to the Theewaterskloof and Joe Slovo communities.

HIV/AIDS

When identifying organisations that work with communities infected and affected by HIV and AIDS, we try to select those that provide as holistic a service as possible, such as:

- Yabonga
- The South African Red Cross Society
- Wola Nani
- Etafeni
- Tikkun

Through their activities, they educate the community about HIV/AIDS, train volunteers to counsel people infected and affected by HIV/AIDS and provide home-based care. In return, the volunteers may receive an income in the form of a stipend.

We also support those that provide a more focused service such as Cotlands, ATTIC and St Luke's Hospice.

Welfare and Public Services

Some of the welfare and public service organisations we support that fall outside our main areas of focus are:

- SPCA
- NSRI
- Fairest Cape Association
- Johannesburg Dance Foundation
- The Wheat Trust
- Wilderness Leadership School
- RAPCAN

In addition to making financial donations, merchandise comprising clothing, shoes and other group merchandise is distributed on a monthly basis to national welfare organisations. In total 100 526 units of merchandise at a selling price of R11,3 million were donated.

In order to cultivate a culture of philanthropy and community involvement amongst the employees and divisions themselves, our Community Builder programme was started in 2004. Individual grants are made available to employees who give of their own time to community service. Trading and service divisions within the group are encouraged to adopt and raise funds for their own community projects and they too may apply for an annual grant from the group CSI funds. To date the following have received assistance in the form of money and goods from Foschini employees and management:

Foschini Marketing	Sakhumzi
Retail Credit Solutions	Mama Lumka
Group Financial Administration	Colleen's Place of Hope
Group Services	The Alta Du Toit Centre
Exact!	Hoops for Hope
Sports Division	Sozo Project, run by The Laureus Sporting Organisation
Group CSI Committee	Mkhangeli Pre-Primary

Staff bursaries
Bursaries for the benefit of the children of employees are independently administered by the South African Institute of Race Relations. Further details are provided elsewhere in this report in the section headed "Employees and employee benefits".

Job Creation
Apart from a quality school education, providing young adults from disadvantaged communities with skills to enter the world of work or start their own businesses is also an area of focus for us. Some of the organisations that receive ongoing financial support are:

- Learn-to-Earn
- Zenzele
- The Business Skills Development Centre
- Micro MBA
- Tripple Trust
- Tembaletu

Employment Equity
The group has achieved full compliance with all aspects of the Employment Equity Act.

Planning and Audit
In compiling the current employment equity plan, Foschini first commissioned an employment equity audit by a South African labour law consultancy. This involved a comprehensive audit of business practices across all trading and service divisions through a process of employee and management questionnaires and interviews.

Our two largest office centres – in Cape Town and Johannesburg – have had full disability audits conducted by a specialist consultant to ensure that these facilities are suitable for and accessible to physically disabled employees.

In addition, all staff at our head offices and our 1 233 stores were consulted in drawing up an employment equity plan which details both qualitative and quantitative goals and the measures to ensure their attainment.

Consultative Forums
Whilst the monitoring of numerical goals has been an important part of our assessment of progress, feedback from employees is invaluable in gaining a complete understanding of the successes and challenges that we face. To this end, each trading and service division has its own employment equity forum that meets regularly to ensure that qualitative progress towards objectives is met.

In-house Talent
A great deal of focus has been placed on the identification and development of in-house talent. Trading divisions have run national change initiatives to achieve this, such as the Foschini Retail Academy. Part of the benefit of these programmes has been the identification of skills, talents and potential in previously disadvantaged groups across all divisions. In service divisions, similar programmes, such as the Foschinidata Accelerated Development Programme, have achieved similar goals.

Coupled to this, we recognise that it is vital for all employees to have equal access to promotional opportunities. The challenges that a large and geographically diverse distribution of stores and offices present have been taken into account by ensuring that the advertising of vacancies is accessible to all staff.

Workforce Profile
The percentage of previously disadvantaged employees was 76,4% per our October 2004 employment equity submission, compared to 72,7% for the previous year.

Evidence of overall progress towards our targeted workforce profile since the submission of our employment equity plan is depicted in the

graph below, where workforce composition is shown at the respective submission dates of our employment equity progress reports. The targeted date for the group's employment equity plan is October 2005. Development of the new plan is already under way.

The overall composition targeted for October 2005 has been achieved for all race groups. However, whilst good progress has been made at junior and middle management levels, further efforts are being made at senior management level to address imbalances that still exist.

Workforce Profile Changes*


%
40
35
30
25
20
15
10
5
0
African
Coloured
Asian
White
April 2000
October 2001
October 2002
October 2003
October 2004
October 2005 Plan

* Note that these figures exclude 199 employees in RCS Cards and RCS Personal Finance, as the target date of their plan differs by three years from the rest of the group's, and is thus non-comparable. These employees form less than 2% of headcount, and thus do not significantly affect these statistics.

A breakdown indicating the change in representation of previously disadvantaged groups amongst permanent employees is depicted below:

	October 2004 %	October 2003 %
Senior Management	5, 9	4,6
Specialists and Middle Management	27,7	24,9
Skilled Technical and Junior Management	56,5	53,5
Semi- and Unskilled Employees	84,9	82,4

A breakdown indicating the change in representation of women amongst permanent employees is depicted below:

	October 2004 %	October 2003 %
Senior Management	31,1	28,4
Specialists and Middle Management	63,0	61,4
Skilled Technical and Junior Management	80,3	82,2
Semi- and Unskilled Employees	79,1	80,4

Recruitment

Continued focus has been placed on recruitment as a means to ensure that representivity is achieved. Psychometric tests used in recruitment have been selected to be valid and fair in the South African environment, and in addition to these the group also makes use of a psychometric test that specifically assesses potential as opposed to current competency and skills.

The change in the percentage of employees recruited from previously disadvantaged groups is as follows:

October 2003:	75%
October 2004:	80%

A breakdown of recruitment by race as indicated in our most recent employment equity progress report is depicted below.


(20%)
White
(33%)
African
(12%)
Asian
(35%)
Coloured

Skills Development

In tandem with the Employment Equity Act, the group has fully complied with all requirements of the Skills Development Act. Skills development forums within our trading and service divisions are held to review and monitor progress against the workplace skills plans.

During the current financial year, including 30% of the Skills Development Levy paid, we spent R16,7 million on skills development within the group.

Skills Development Grants

As a result of full compliance, we have qualified for all applicable grants due from the Wholesale and Retail SETA (in the case of our trading divisions) and the Services SETA (in the case our credit division). In all cases, the SETA grants received are earmarked for further investment into training. All spending of grants is reported at operating board level to ensure that these funds are exclusively and completely used towards further training.

In addition to these grants we have participated in the Learnership and ABET projects that have been funded by the SETAs.

Accreditation

Foschini has been awarded full accreditation as a training provider. This enables us to provide the opportunity to our staff to achieve qualifications which are registered on the National Qualifications Framework via internally delivered training. As a result of our full accreditation we can ensure that the relevant internally delivered training meets all the quality standards of the South African Qualifications Authority and the requirements of the relevant unit standards.

Representation

We are represented on SETA administrative structures, such as the Standards Generating Body.

Learnerships

In excess of 121 learnerships are currently in place or have recently been completed. These have been sourced from both inside the group as well as outside. During the period under review, as directed by the SETA, the emphasis was on providing workplace training to unemployed and pre-employed individuals. A number of these learners have been permanently employed. Going forward this emphasis will shift to a 50% split between currently employed staff and the unemployed/ pre-employed individuals.

In addition, our credit division also participated in a learnership project for the disabled that was funded by the Services SETA. Employment was similarly offered to a number of these candidates.

Staff Training

Foschini is committed to the ongoing training of all staff, both to improve productivity as well as the staff skills base.

During the year under review, 10 017 staff members underwent a total of 30 372 interventions. These consisted of a variety of comprehensive, tailored training interventions within all trading and service divisions. The demographic breakdown of these staff members is as follows:

Number of Staff Trained	
Total number trained	10 017
Total number of women trained	8 280
Percentage of women trained	83%
Total number of black staff trained	7 509
Percentage of black staff trained	75%

Adult Basic Education and Training (ABET)

In addition, we are continuing with the Adult Basic Education and Training programme, which concentrates on providing numeracy and literacy skills for staff up to ABET level 4 (equivalent to grade 12). There are 70 staff currently participating in ABET.

Black Economic Empowerment (BEE)

The attainment of a "B" EmpowerDEX rating in February 2005 and top honours within the retail sector of the Financial Mail / EmpowerDEX Top Empowerment Companies March 2005 review have established a solid platform to consolidate and progress broad-based empowerment within the group.

Our areas of strength and weakness have been clearly identified, and the transformation committee and its core-element subcommittees will be well positioned to implement their respective strategies. Targets will be formalised by the transformation committee. Extracts of core-element BEE information, most of which is contained in the body of this report, is summarised below:

- *Ownership:* As at the end of February 2005, Foschini Ltd reflected an indirect black shareholding of 12%.
- *Management and Control:* The board of Foschini Ltd comprises one black male, one black female and 8 white males.
- *Employment Equity:* 76,4% of the total workforce is black, and 59% comprises black women.
- *Skills Development:* Skills development expenditure as a percentage of payroll amounted to 2,3%. Black staff comprised 75% of the 10 017 delegates who underwent training, attending 79% of the total 30 372 training interventions provided by the group. Of the 121 learnerships currently in place, 93% are for black candidates.
- *Affirmative Procurement:* A BEE supplier questionnaire was compiled and sent to all suppliers for completion, which allowed us to update our supplier database. From this information, we could establish that 20% of total discretionary procurement was from BEE suppliers. We plan to obtain formal empowerment ratings from our larger suppliers.
- *Enterprise Development:* BEE enterprise development initiatives are taking place via skills transference and financial assistance.
- *Social Development:* During the financial year under review, the capital base of the Foschini Foundation reflected capital in excess of R40 million, bolstered by a R20 million donation from Foschini Limited during the year. A cash spend of R2,4 million was made on CSI and merchandise at a selling value of R11,3 million was donated.

Employees and Employee Benefits

Staff Complement

The staff complement at our head offices and stores at year-end comprised the following:

Employee statistics:	**2005**	2004
Permanent full-time employees	**7 469**	7 042
Permanent part-time employees	**257**	225
Flexitime employees	**2 658**	2 519
Contract employees	**329**	203
Casual employees	**2 867**	3 486

Women comprised 78,7% of the total staff complement, versus 77,8% last year.

The group has a relatively young age profile, with an average age of 30,8 years, and 82% of employees being under the age of 40 years. A breakdown of the group's employees by age is depicted below.

Age Distribution (Percentage)



35%
30%
25%
20%
15%
10%
5%
0%
<25
25 - 30
31 - 35
36 - 40
41 - 45
46 - 50
51 - 55
56 - 60
61 - 65
>66
Age Categories

Retirement Funding

All permanent staff of wholly-owned subsidiaries are required to join the Foschini Group Retirement Fund, which is a defined contribution fund registered in terms of the Pensions Fund Act No 24 of 1956. The fund is administered by Foschini in accordance with an agreement approved by the Financial Services Board.

The fund is managed by a Board of Trustees that meets quarterly; they receive no remuneration for their services.

The assets of the fund are under the control of the trustees, who are advised by external consultants.

Subcommittees for strategy and investments meet quarterly, and the benefits subcommittee meets monthly.

A second portfolio option has been introduced for staff attaining the age of 55, which has a lower exposure to the volatility of the equity markets. These staff may elect to remain on the main portfolio.

Total assets of the fund at 31 March 2005 amounted to R1 533,2 million, an increase of 19% over the previous year.

Pensioners were awarded an increase of 6% effective from 1 January 2005, which is in line with the Pensioner Increase policy of the fund to award at least inflationary increases, subject to affordability.

As required by the Pension Funds Act, 50% of the trustees are member-elected. The term of office for all employer and member-elected trustees is three years, whereafter they are eligible for re-election. Induction training is provided to new trustees, and regular ongoing training is offered to all trustees.

Apart from retirement benefits, the following are provided by the fund:

- A funeral benefit of R7 500 for the principal member and spouse, and a lesser benefit for their dependent children.
- A death benefit of three times annual salary as well as the member's gross equishare is available to provide benefits to dependents and beneficiaries payable in the event of death in service. Where the death is accidental, a further benefit of twice annual salary is payable.
- An insured disability benefit is provided to qualifying staff members. This benefit equates to 75% of the salary earned at the time of disablement, and is payable until attainment of normal retirement age, whereafter the normal retirement benefit will become effective.

Employees of RCS Cards (Pty) Ltd and RCS Personal Finance (Pty) Ltd, non-wholly-owned subsidiaries, are not members of the Foschini Group Retirement Fund, but receive comparable benefits from the Liberty Life Provident Fund.

Employees of subsidiaries trading outside of the borders of South Africa belong to umbrella funds that comply with the legislation of the relevant country.

A formal risk assessment of the retirement fund is undertaken at least annually. Taking into account mitigating factors, AIDS is still considered to be the highest potential risk to the fund. Regular actuarial valuations, external expert prevalence projections, the ability to amend the fund's benefits and ongoing AIDS education and awareness should minimise the risk to the fund.

Medical Aid

Foschini Group Medical Aid Scheme

The Foschini Group Medical Aid Scheme is an in-house, subsidised medical aid that is aligned to best suit the needs of most employees. Membership is voluntary, except for senior employees. There are currently 2 235 contributing members.

The scheme is administered by the Metropolitan Health Group, and is fully compliant with the Medical Schemes Act.

The Foschini Group Medical Aid Board of Trustees is responsible for all aspects of the scheme, which is reviewed by both the Foschini Group Medical Aid Audit Committee and the external auditors. The Board of Trustees makes use of a medical schemes consultant and actuary, who actively participate in monthly operational and quarterly board meetings and provide advice. The trustees and audit committee receive no remuneration for their services.

The accumulated funds ratio of the scheme at the end of the 2004 benefit year was 78,05% which is well in excess of the required minimum of 25%, but not excessive for a small in-house scheme.

Contribution increases for the benefit year commencing January 2005 were significantly lower than medical inflation, with the average increases for the two benefit plans on offer of 2,6% and 3,5%. Coupled to this, and in addition to inflation-related limit increases, benefit improvements were made to the structure of the scheme's optical benefit and emergency services. Furthermore, a new service provider was contracted to deliver chronic medication to all affected members without administration or delivery fees, charged in terms of the new single exit pricing legislation.

A risk assessment for the medical aid is undertaken at least annually, both by the trustees and the administrators. The highest risk identified by the trustees is the volatility in legislation affecting medical schemes. Keeping abreast of all pending legislation and adapting the fund accordingly assists in mitigating this risk.

Other Health Plans

An external medical aid scheme, Ingwe Health Plan, was also made available to group employees during the course of this year, and is subsidised by the group in the same way as the in-house scheme. The plans offered cater for lower-income earners, and provide basic healthcare through capitation agreements with large hospital groups. Ingwe forms part of the black-empowered African Life group. 173 employees joined this scheme during the course of the year.

All permanent staff of RCS Cards and RCS Personal Finance are required to become members of their choice of medical plans offered by Discovery Health.

Bursary Scheme

The group runs a bursary scheme for children of employees, funded by the Foschini Foundation. This scheme is independently administered by the South African Institute of Race Relations on our behalf. Here, academic excellence in children of employees who may otherwise not have access to tertiary education is rewarded. 84% of these employees are from previously disadvantaged groups. Twenty-five bursaries were granted during the year under review, with two students graduating at the end of December 2004.

Educational Assistance

Low interest loans are available to employees to assist with the costs of tertiary education for their children. These loans are available on an annual basis for each child, and are repayable over two years to improve affordability.

Home Assistance

Similarly, low interest loans are available to employees to assist with the purchase or improvement of property. These loans are weighted towards providing greater assistance in the purchase or improvement of property within the lower price brackets. Employees requiring further financial assistance may also borrow against their equishare within the Foschini Group Retirement Fund, subject to its rules.

11,8% of qualifying employees have utilised the home assistance benefit, with the balance on these loans being R1,7 million at the end of the financial year.

Sponsorship

Employees are encouraged to further studies that will assist them in their current or future career with the group. Sponsorship varies according to the level of study, and requires greater financial commitment from employees at higher educational levels. Assistance with matriculation study fees is 100%.

Coupled to this, we offer the UNISA Retail Certificate, an intensive one-year retail-specific diploma.

Of employees receiving sponsorship at the end of the current financial year, 82,5% were from previously disadvantaged groups.

Healthcare

Occupational health clinics are provided for staff at head office and satellite locations. These clinics are staffed by nursing sisters and are assisted by a medical doctor who deals with appropriate cases. Curative and preventative care is provided, including family planning, social stress counselling, health education and screening, and full management of occupational health. The occupational health service also provides a full range of support services across the country, including the management of our disability benefit. The latter is an income-replacement benefit that compensates employees who are unable to work for an extended period of time owing to ill health.



Staff Safety

The group is committed to ensuring a safe and healthy working environment for all of its staff. In line with most other retailers, it operates within a low-risk environment. We comply with all relevant legislation, in particular the Occupational Health and Safety Act of 1993.

During the year under review, a total of 1 329 days were lost at an average cost per incident of R1 136. Incidents reported totalled 253 – down from the 330 incidents recorded last year - most of which were minor. There were no fatalities, and in 187 instances, not more than three working days per incident were lost.

HIV/AIDS

The group has a formal HIV/AIDS policy in place. This policy has been communicated to all existing employees and is included in the sign-on pack for all new employees.

Recognising the potential risk that HIV/AIDS posed to all stakeholders, the group first launched an awareness campaign about HIV/AIDS in the



early 1990s. In 2002, a risk assessment was performed in order to more accurately understand the potential HIV/AIDS profile of our employees and customers. At the end of 2004, the Health Monitor Company was commissioned to conduct an HIV/AIDS impact analysis using improved modelling and data. An interim report has been received, and the final report is expected to be completed during the second quarter of 2005. The interim report reflects an estimated prevalence of our total staff complement of 6,62% in 2005, with an upside cost to the group of R1 million.

HIV positive employees who are members of the Foschini Group Medical Aid Scheme now have access to a full disease management service provided by a managed health-care provider. Employees who register on the programme will receive free HIV testing, counselling, information and prophylactic medication as well as anti-retroviral therapy when required. The degree to which this benefit can be made available to all employees is currently under investigation.

Free onsite HIV counselling and testing is available through the clinic at our Cape-based head office. Our occupational health clinic will refer employees who work further afield in our stores to local testing sites should they request an HIV test.

A formalised internal AIDS forum meets regularly to ensure that our human resources community is kept abreast of the latest developments and that awareness and activities around HIV/AIDS have continued momentum.

We commemorate World AIDS Day on 1 December each year. Merchandise designed and created by unemployed HIV positive-women is sold to staff, and all proceeds remitted to them. In addition, staff are encouraged to purchase Christmas gifts for specifically-identified HIV positive children.

Whistleblowing

An outsourced, anonymous whistleblowing facility has been in place since February 1998 for the reporting of suspected fraud and unethical behaviour. Use is made of a toll-free number. All reports are submitted to the centralised risk management department, which ensures that all incidents are logged and resolved. A minimum reward of R2 000 is paid where follow-up confirms evidence of fraud or unethical behaviour. There is a strong focus on staff awareness of this facility via regular distribution of laminated posters and wallet-sized cards.

A further incentive has been added this year; an additional reward of R10 000 will be paid twice annually to a randomly-selected staff member who has already been awarded the R2 000 reward in each six-month period.

During the year under review, 48 reports were received, resulting in nine dismissals.

Suppliers

It is important that our manufacturing and merchandise suppliers share the same ethics and values as ourselves. Our suppliers have been issued with supplier agreements for signature, which require their compliance with, inter alia, labour and customs and excise legislation.

Regular audits are undertaken at their premises; we require any recorded deviations from agreed standards to be addressed in order for us to maintain a business relationship.

Environment

Sustainable development demands a constant awareness and respect for the conservation of our environment. Whilst clothing and related retail has a low impact upon the environment, we are well aware that responsible use of limited resources is imperative. There have been no environmental incidents of any significance within the group, and no penalties or fines have been imposed by any environmental regulatory authority.

The following measures have been introduced:

- A member of the operating board has the responsibility for setting environmental policy, objectives, targets and reporting processes;
- An environmental policy has been compiled;

- An environmental risk assessment will be undertaken annually. The first such assessment was conducted during this financial year;
- All of the group's known direct and indirect environmental impacts have been identified and tabled; and
- We undertake to reduce and control each identified negative impact, and make optimal use of natural resources.

Our Direct Impacts

Cardboard, Paper and Plastics

Our distribution centre cardboard and head office waste paper approximates 8 000 kgs per month. This is sold to recyclers, and the proceeds utilised for charitable organisations. The plastic waste from these sites approximates 150 kgs per month, and is similarly sold to the recycling industry.

Cardboard and other waste at stores continues to be managed by shopping centre disposal processes and the informal sector.

We are currently implementing an electronic document retention system throughout our divisions; the primary purpose is to enhance work efficiency, but an added benefit will be the reduction in usage of paper. We are unable to quantify the extent of paper savings at this stage.

Plastic hangers are recycled; the cleaning and sorting processes are performed by The Workshop in Stellenbosch and Chris Steytler Industries in Bellville, providing employment to their differently-abled employees.

All plastic bags used by the stores are durable and reusable, being at least 40 microns in thickness. In certain divisions, increasing use is also made of recyclable paper packets.

Electricity and Water

Head office buildings utilise energy management systems and energy-efficient lighting to minimise use of electricity. The air-conditioning plant houses ice tanks that generate ice during off-peak hours, which is used for day-time cooling.

We continue to support the Eskom Demand Side Management initiative. Extensive tests at stores, in conjunction with the University of Cape Town on the use of electronic control gear and energy saving lighting, are still in progress, but show encouraging savings of approximately 25% on store lighting electricity consumption.

Water is primarily consumed for personal and hygiene purposes. Regular maintenance ensures that there is minimal wastage.

Electricity and water expenditure is monitored in financial terms each month against budgets and previous year actuals by the trading and service divisions, and variances investigated.

Vehicles

Company vehicles are checked and serviced in accordance with the manufacturer's prescribed intervals. Merchandise transport is managed by outsourced professionals who, by the nature of their operations, ensure that their vehicles perform at optimal efficiency.

Air-conditioning Systems

All air-conditioning systems are maintained by outsourced technicians in terms of a regular maintenance programme. Refrigerants are not discharged into the atmosphere, but recovered and recycled. Only refrigerants that comply with the requirements of the Montreal Protocol are permitted.

Electronic Waste

Fluorescent tube and general lamp disposal at head offices and distribution centres is controlled by an environmental waste management company. Stores are currently reliant upon the disposal processes in the centres in which they are located.

Redundant computers that are not donated, are sent to an established electronic recycling company. The computers are stripped of recyclable materials, and the residual, unusable components are disposed in a manner that is not harmful to the environment.

Our Indirect Impacts

Property Development

The group will not enter into rental agreements where developers have not conducted the required environmental impact assessments.

Suppliers

Suppliers have been issued with supplier agreements for signature, which require their compliance with *inter alia* labour and customs and excise legislation. Regular audits are undertaken at the premises of our merchandise suppliers; recorded deviations from agreed standards must be addressed in order for us to maintain a business relationship.

Value Added Statement

for the years ended 31 March

Foschini Limited and its subsidiaries

	Notes	2005 Rm	%	2004 Rm	%
Retail turnover		**5 279,3**		4 410,0	
Dividends received		**14,3**		16,7	
Paid to suppliers for goods and services		**(2 917,7)**		(2 814,3)	
Value added		**2 375,9**	**100,0**	1 612,4	100,0
Applied as follows:					
Employees					
Remuneration to employees		**758,4**	**31,9**	684,5	42,5
Providers of capital					
To lenders as finance charges		**58,4**	**2,5**	55,5	3,4
To shareholders as dividends		**298,2**	**12,6**	154,0	9,6
Taxation					
Taxation		**496,9**	**20,9**	242,5	15,0
Reinvested					
Reinvested in the group to finance future expansion and growth	1	**764,0**	**32,1**	475,9	29,5
Employment of value added		**2 375,9**	**100,0**	1 612,4	100,0

Notes to the Value Added Statement

	2005 Rm	%	2004 Rm	%
1. **Reinvested in the group to finance future expansion and growth**				
Depreciation and goodwill	**121,1**	**5,1**	122,5	7,6
Deferred taxation	**133,7**	**5,6**	(16,7)	(1,0)
Retained income	**509,2**	**21,4**	370,1	22,9
	764,0	**32,1**	475,9	29,5
2. **State taxes**				
Direct taxation as above	**496,9**		242,5	
Net value added taxation	**164,2**		146,5	
Employees' taxation	**78,1**		78,1	
Regional Services Council levies	**10,7**		9,9	
Channelled through the group	**749,9**		477,0	

Distribution of Value Added



(15.1%)
Providers of Capital
(31.9%)
Employees
2005
(20.9%)
Taxation
(32.1%)



(13.0%)
Providers of Capital
(42.5%)
Employees
(15.0%)
Taxation
2004
(29.5%)
Reinvested

This table is a summary of the group's reporting against the Global Reporting Initiative's Sustainability Reporting Guidelines.

	GRI reference	Section in this report
1. VISION AND STRATEGY		
1.1	Vision and strategy	Profile
1.2	CEO's Statement	MD's Report
2. PROFILE		
2.1	Name of organisation	Administration
2.2	Major products and services	Profile
2.3	Operational structure	Corporate Structure
2.4	Organisational structure	Review of Operations; Subsidiary Companies
2.5	Geographic locations	Profile
2.6	Nature of ownership/legal form	Shareholdings; Profile
2.7	Nature of markets served	Profile
2.8	Scale of reporting organisations	Sustainability Report; Financial Statements
2.9	List of stakeholders	Sustainability Report; Shareholders
2.10	Contact person	Administration
2.11	Reporting period	Financial Statements
2.12	Date of previous report	Financial Statements
2.13	Boundaries of report	Not reported on
2.14	Significant changes	MD's Report
2.15	Basis for reporting	Not applicable
2.16	Restatements of information	Not applicable
2.17	Decisions not to apply GRI principles	Not reported on
2.18	Criteria/definitions	Group Statistics; Sustainability Report; Financial Statements
2.19	Significant changes in measurement	Not applicable
2.20	Assurance	Corporate Governance Report
2.21	Independent assurance	Not reported on
2.22	Additional information	Not reported on
3. GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS		
3.1	Governance structure	Corporate Governance Report
3.2	Independence, non-executive directors	Directorate; Corporate Governance Report
3.3	Board member expertise	Not reported on
3.4	Board level processes	Corporate Governance Report; Sustainability Report
3.5	Executive compensation	Corporate Governance Report
3.6	Organisational structure	Not reported on
3.7	Mission and value statements	Corporate Profile; Sustainability Report
3.8	Share owner communication	Corporate Governance Report
3.9	Identification of major stakeholders	Shareholdings
3.10	Stakeholder engagement	Not reported on
3.11	Stakeholder engagement	Not reported on
3.12	Stakeholder engagement	Not reported on
3.13	Precautionary approach	Corporate Governance Report
3.14	Externally developed charters, principles, initiatives	Not reported on
3.15	Principal memberships	Not reported on
3.16	Managing upstream and downstream impacts	Sustainability Report
3.17	Managing indirect impacts	Sustainability Report
3.18	Decisions regarding location and changes in operation	MD's Report
3.19	Sustainability programmes and procedures	Corporate Governance Report; Sustainability Report
3.20	Certification status	Corporate Governance Report; Sustainability Report

4. ECONOMIC		
EC1	Net sales	Annual Financial Statements
EC2	Geographic breakdown of markets	Not reported on
EC3	Cost of goods, materials and services	Value Added Statement
EC4	Contracts paid in accordance with agreed terms	Not reported on
EC5	Payroll and benefits	Value Added Statement
EC6	Distributions to providers of capital	Value Added Statement
EC7	Retained earnings	Value Added Statement
EC8	Taxes paid	Value Added Statement
EC9	Subsidies received	Not applicable
EC10	Donations	Sustainability Report
5. ENVIRONMENT		
EN1	Materials used	Not reported on
EN2	Waste from external sources	Not reported on
EN3	Direct energy use	Not reported on
EN4	Indirect energy use	Not reported on
EN5	Total water use	Not reported on
EN6	Land in biodiversity-rich habitats	Not reported on
EN7	Major impacts on biodiversity	Not applicable
EN8	Greenhouse gas emissions	Not reported on
EN9	Ozone-depleting substances	Not reported on
EN10	Significant air emissions	Not applicable
EN11	Total amount of waste	Not reported on
EN12	Significant discharges to water	Not applicable
EN13	Significant spills	Not applicable
EN14	Significant impact of products and services	Not applicable
EN15	Reclaimable product	Not reported on
EN16	Fines	Not applicable
6. SOCIAL		
LA1	Breakdown of workforce	Sustainability Report
LA2	Employment creation	Sustainability Report
LA3	Trade union representation	Not reported on
LA4	Labour relations	Not reported on
LA5	Recording of occupational accidents and diseases	Sustainability Report
LA6	Health and safety committees	Not reported on
LA7	Injury and absentee rates	Sustainability Report
LA8	HIV/AIDS	Sustainability Report
LA9	Training	Sustainability Report
LA10	Equal opportunity	Sustainability Report
LA11	Diversity	Sustainability Report
HR1	Human rights policies	Not reported on
HR2	Human rights and investment/procurement	Sustainability Report
HR3	Human rights and supply chain	Not reported on
HR4	Non-discrimination	Sustainability Report; Governance Report
HR5	Freedom of association	Not reported on
HR6	Child labour	Not reported on
HR7	Forced labour	Not reported on
SO1	Community	Sustainability Report
SO2	Bribery and corruption	Sustainability Report
SO3	Political contributions	Corporate Governance Report
PR1	Customer health and safety	Not reported on
PR2	Products and services	Not reported on
PR3	Respect for privacy	Not reported on

Board of Directors

TO THE MEMBERS OF FOSCHINI LIMITED

The board of directors (the board) is responsible for the preparation of the annual financial statements of the company and the group in accordance with South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. These incorporate reasonable and prudent judgements and estimates and fairly present the state of affairs of the company and the group.

The board has every reason to believe that the company will continue as a going concern for the foreseeable future, and the annual financial statements have been prepared on the basis of this assumption.

The annual financial statements and group annual financial statements set out on pages 67 to 93 were approved by the board on 26 May 2005 and are signed on its behalf by:

E Osrin
Chairman

D M Polak
Managing Director

Company Secretary's Certificate

I certify that Foschini Limited has lodged with the Registrar of Companies all returns as required by a public company in terms of section 268G(d) of the Companies Act, 1973, as amended, and that such returns are true, correct and up to date.

R Stein
Secretary
26 May 2005

Auditors' Report

REPORT OF THE INDEPENDENT AUDITORS TO THE MEMBERS OF FOSCHINI LIMITED

We have audited the annual financial statements and the group annual financial statements of Foschini Limited, set out on pages 67 to 93, for the year ended 31 March 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the company and the group at 31 March 2005, and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the South African Companies Act.

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town
26 May 2005

Contents

Foscini Group Annual Report 2005



Contents – Annual Financial Statements

Nature of Business

Foschini Limited is an investment holding company whose subsidiaries, through their operating divisions – Foschini, branded as Foschini, Donna Claire and Fashion Express; Markham, branded as Markham and RJL; Exact!; The Sports Division, branded as Sportscene, Totalsports and DueSouth; TFG Apparel Supply Company; The Jewellery Division, branded as American Swiss, Matrix and Sterns; @home and Retail Credit Solutions – retail clothing, jewellery, accessories, cosmetics, sporting and outdoor apparel and equipment and homewares to the broad, middle-income group throughout southern Africa. The group operates in the retail and personal loans and private label segments, almost entirely within the South African Common Monetary Area. Retail turnover emanating from Swaziland and Botswana accounts for 0,5% of the group's turnover.

General Review

The financial results are reflected in the annual financial statements on pages 67 to 93.

Corporate Governance

Details are covered on pages 46 to 51 of this report.

Corporate Sustainability

Details are covered on pages 52 to 61 of this report.

Share Capital

The group's share buy back programme commenced at the end of May 2001. 16,9 million shares have been purchased by a subsidiary, and a further 11,8 million by the group's share incentive trust. These shares, representing 11,9% of the company's issued share capital have been purchased at an average cost of R13,46 per share, are treated as treasury shares and have been eliminated on consolidation. Further details of the authorised and issued share capital are reflected in note 18.

Distribution to Shareholders

Interim Ordinary

The directors declared an interim ordinary dividend of 62 cents per ordinary share, which was paid on 10 January 2005 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 7 January 2005.

Final Ordinary

The directors declared a final ordinary dividend of 102 cents per ordinary share payable on Monday, 18 July 2005 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 15 July 2005.

Preference

The company paid the following dividends to holders of 6,5% cumulative preference shares:

27 September 2004 – R13 000

(30 September 2003 – R13 000)

29 March 2005 – R13 000

(31 March 2004 – R13 000).

Directors and Secretary

The names of the company's directors and the secretary are set out on page 10 and on the inside of the back cover of this annual report.

The following directors retire by rotation in terms of the articles of association but, being eligible, offer themselves for re-election as directors:

N H Goodwin (independent non-executive), M Lewis (independent non-executive), R Stein (executive).

For details of directors' interests in the company's issued shares, refer to note 18. Details of directors' remuneration are set out in note 23.

Subsidiaries

The names of, and certain financial information relating to the company's key subsidiaries appear on page 93.

Earnings of Subsidiaries

The total profits/(losses) of consolidated subsidiaries are as follows:

	2005 Rm	2004 Rm
Profits	**749,1**	488,4
Losses	**–**	(5,1)
Net consolidated profit after taxation	**749,1**	483,3

Special Resolutions

On 1 September 2004 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries of the issued ordinary shares of the company, valid until the next annual general meeting. At the next annual general meeting to be held on 31 August 2005 shareholders will be asked to renew this general authority, as set out in the notice to members.

No other special resolutions were passed during the year under review.

Special Resolutions Passed by Subsidiary Companies

No special resolutions of any significance were passed during the year under review.

Staff Share Incentive and Option Schemes

Details are reflected in note 18.

Group Income Statement

for the years ended 31 March

Foschini Limited and its subsidiaries

	Notes	% change	**2005 Rm**	2004 Rm
Revenue	3		**5 994,4**	5 038,6
Retail turnover		19,7	**5 279,3**	4 410,0
Cost of turnover			**2 999,5**	2 554,2
Gross profit			**2 279,8**	1 855,8
Interest received	4		**488,9**	444,0
Dividends received			**14,3**	16,7
Trading expenses	4		**(1 583,3)**	(1 501,9)
Trading profit		47,3	**1 199,7**	814,6
Goodwill amortised	5		**–**	6,5
Operating profit before finance charges	4		**1 199,7**	808,1
Net finance charges			**58,4**	55,5
Profit before tax		51,6	**1 141,3**	752,6
Income tax expense	6		**363,2**	228,8
Profit for the year			**778,1**	523,8
Attributable to:				
Equity holders of Foschini		48,4	**767,3**	516,9
Minority interests			**10,8**	6,9
Profit for the year			**778,1**	523,8
Reconciliation of attributable profit to headline earnings				
Profit attributable to equity holders of Foschini			**767,3**	516,9
Goodwill amortised			**–**	6,5
Headline earnings		46,6	**767,3**	523,4
Earnings per ordinary share (cents)	7	53,6	**359,8**	234,2
Headline earnings per ordinary share (cents)	7	51,7	**359,8**	237,1
Diluted earnings per ordinary share (cents)		51,2	**340,6**	225,3
Diluted headline earnings per ordinary share (cents)		49,3	**340,6**	228,2
Dividend per ordinary share (cents)				
– interim		93,7	**62,0**	32,0
– final		64,5	**102,0**	62,0
		74,5	**164,0**	94,0



Foschini Limited and its subsidiaries

	Notes	2005 Rm	2004 Rm
ASSETS			
Non-current assets			
Property, plant and equipment	8	**370,0**	315,6
Goodwill	5	**28,6**	22,3
Preference share investment	9	**200,0**	200,0
Loans	11	**6,6**	8,8
Private label card receivables	12	**60,1**	40,5
Loan receivables	13	**398,6**	213,8
Participation in export partnerships	14	**120,7**	212,1
Deferred taxation	15	**114,1**	83,5
		1 298,7	1 096,6
Current assets			
Inventory	16	**912,1**	699,1
Trade receivables – retail	17	**1 744,3**	1 494,4
Private label card receivables	12	**231,6**	154,8
Other receivables and prepayments		**147,0**	73,5
Loan receivables	13	**260,3**	323,3
Participation in export partnerships	14	**90,6**	19,8
Cash		**36,2**	29,2
		3 422,1	2 794,1
Total assets		**4 720,8**	3 890,7
EQUITY AND LIABILITIES			
Equity attributable to equity holders of Foschini			
Share capital	18	**3,1**	3,1
Share premium		**498,7**	498,7
Treasury shares purchased		**(440,5)**	(269,9)
Dividend reserve	19	**245,3**	149,1
Hedging reserve (deficit)		**1,7**	(4,0)
Distributable reserve		**2 321,7**	1 914,4
		2 630,0	2 291,4
Minority interest		**16,0**	10,1
Total equity		**2 646,0**	2 301,5
Non-current liabilities			
Interest-bearing debt	20	**553,4**	320,4
Deferred taxation	15	**131,0**	234,1
		684,4	554,5
Current liabilities			
Short-term loans		**2,7**	0,9
Trade and other payables	21	**952,5**	769,2
Taxation payable		**326,3**	163,1
Provisions	22	**108,9**	101,5
		1 390,4	1 034,7
Total equity and liabilities		**4 720,8**	3 890,7


FREESTYLER
5

Group Statement of Changes in Equity

for the years ended 31 March

Foschini Limited and its subsidiaries

	Share Capital Rm	Share Premium Rm	Treasury Shares Rm	Other Reserves Rm	Retained Earnings Rm	Minority Interest Rm	Total Equity Rm
Equity at 31 March 2003	3,2	498,7	(121,2)	77,3	1 619,0	5,1	2 082,1
AC133: Financial instruments adjustment					(6,9)		(6,9)
Restated equity at 31 March 2003	3,2	498,7	(121,2)	77,3	1 612,1	5,1	2 075,2
Change in degree of control						(0,9)	(0,9)
Profit for the year					516,9	6,9	523,8
Transfer from dividend reserve				(76,9)	76,9		–
Dividends paid					(142,4)	(1,0)	(143,4)
Transfer to dividend reserve				149,1	(149,1)		–
Acquisition of shares from the share trust			(83,7)				(83,7)
Sale of shares by share trust			42,9				42,9
Shares purchased by share trust and subsidiary	(0,1)		(107,9)				(108,0)
Unrealised loss on hedging instruments				(4,4)			(4,4)
Equity at 31 March 2004	3,1	498,7	(269,9)	145,1	1 914,4	10,1	2 301,5
Change in degree of control						(3,3)	(3,3)
Profit for the year					767,3	10,8	778,1
Transfer from dividend reserve				(149,1)	149,1		–
Dividends paid					(263,8)	(1,6)	(265,4)
Transfer to dividend reserve				245,3	(245,3)		–
Sale of shares by share trust			12,6				12,6
Shares purchased by share trust			(183,2)				(183,2)
Unrealised gain on hedging instruments				5,7			5,7
Equity at 31 March 2005	**3,1**	**498,7**	**(440,5)**	**247,0**	**2 321,7**	**16,0**	**2 646,0**



Foschini Limited and its subsidiaries



	Notes	2005 Rm	2004 Rm
Cash flows from operating activities			
Operating profit before working capital changes	25.1	**835,3**	487,9
Increase in working capital	25.2	**(340,0)**	(37,5)
Cash generated by operations		**495,3**	450,4
Increase in private label card receivables		**(96,4)**	(87,4)
Increase in loan receivables		**(121,8)**	(109,1)
Interest received		**488,9**	444,0
Net finance charges		**(58,4)**	(55,5)
Taxation paid	25.3	**(333,7)**	(209,1)
Dividends paid	25.4	**(265,4)**	(143,4)
Net cash inflows from operating activities		**108,5**	289,9
Cash flows from investing activities			
Purchase of property, plant and equipment		**(184,3)**	(151,9)
Proceeds from sale of property, plant and equipment		**5,4**	5,0
Net increase in preference share investment		**–**	(50,0)
Decrease in participation in export partnerships		**20,6**	10,3
Decrease in loans		**2,2**	4,4
Shares purchased by share trust and subsidiary		**(183,2)**	(108,0)
Acquisition of Instinct brand		**–**	(1,6)
Acquisition of additional interest in subsidiary	25.5	**(9,6)**	(3,5)
Net cash outflows from investing activities		**(348,9)**	(295,3)
Cash flows from financing activities			
Proceeds from sale of treasury shares by share trust		**12,6**	42,9
Increase (decrease) in interest-bearing debt		**233,0**	(27,0)
Increase (decrease) in short-term loans		**1,8**	(8,5)
Net cash inflows from financing activities		**247,4**	7,4
Net increase in cash and cash equivalents during the year		**7,0**	2,0
Cash and cash equivalents at the beginning of the year		**29,2**	27,2
Cash and cash equivalents at the end of the year		**36,2**	29,2

Notes to the Financial Statements

for the years ended 31 March

1. **Accounting Policies**

Basis of Preparation

The annual financial statements are prepared on the historical cost basis, except where otherwise stated, and in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. The following principal accounting policies are consistent with those applied in the previous year, except goodwill. So as to comply with IFRS3/AC131 (Business Combinations), goodwill is no longer amortised, but is subjected to an annual impairment test.

Basis of Consolidation

Subsidiaries are entities controlled by the company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All intercompany transactions, intragroup balances and any unrealised gains and losses are eliminated on consolidation.

The results of the share trust that in substance is controlled by the group, are consolidated.

Foreign subsidiaries are classified as foreign operations for the purpose of foreign currency translations with differences arising on translation being recognised in the income statement. Transactions and resulting non-monetary items are translated at the exchange rates ruling when the transactions occurred. Income statement items are translated at the appropriate weighted average exchange rates for the period. Monetary items are translated at the ruling exchange rates at the balance sheet dates.

The company's financial statements include investments in subsidiaries at cost.

Capitalisation Share Awards

The full value of capitalisation share awards, including the cash portion, is recorded as a distribution in the statement of changes in equity. The estimated value of the capitalisation share award is transferred to a share distribution reserve, pending the outcome of the award.

Cost of Turnover

Cost of turnover is calculated as the cost of goods sold, including promotional costs.

Dividends

Dividends and the related secondary tax on companies are accounted for in the period when the dividend is declared.

Dividends declared on equity instruments after the balance sheet date, and the related secondary tax on companies thereon, are accordingly not recognised as liabilities at the balance sheet date. Final dividends declared are however transferred to a dividend reserve.

Employee Benefits

Short-term Employee Benefits

The cost of all short-term employee benefits is recognised during the period in which the employee renders the related service. The provisions for employee entitlements to wages, salaries, annual and sick leave represent the amount which the group has a present obligation to pay as a result of employees' services provided to the balance sheet date. The provisions have been calculated at undiscounted amounts based on current wage and salary rates.

Long-term Employee Benefits

Liabilities for employee benefits that are not expected to be settled within 12 months are discounted using market-related rates.

Retirement benefits

The company and its subsidiaries contribute to several defined benefit and defined contribution plans. Contributions to defined contribution funds are charged against income as incurred. The Projected Unit Credit Method is used to determine the present value of the defined benefit obligations and the related current service cost and, where applicable, past service cost. Actuarial gains or losses in respect of defined benefit plans are recognised in income. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested, past service costs are recognised immediately.

Equity Compensation Benefits

The group grants share options to certain employees under an employee share plan. Other than costs incurred in administering the schemes that are expensed as incurred, the group has not recognised any compensation expenses related to share options.

Expenses

Net Finance Charges

Net finance charges comprise interest payable on borrowings calculated using the effective interest rate method and dividends on redeemable preference shares.

Operating Lease Payments

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases.

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

Finance Lease Payments

Leases that transfer substantially all the risks and rewards of ownership of the underlying asset to the group are classified as finance leases.

Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease, and depreciated over the estimated useful life of the asset. The capital element of future

obligations under the leases is included as a liability in the balance sheet.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Financial Instruments

Financial instruments recognised on the balance sheet include cash and cash equivalents, derivative instruments, trade and other receivables, loans, participation in export partnerships, investments and trade and other payables.

Measurement

Financial instruments are initially measured at cost, which is the fair value of the consideration given (in the case of an asset) or received (in the case of a liability) for it and includes transaction costs. Where the fair value of the consideration cannot be determined at initial recognition, the instrument is initially recorded at the face value of the instrument. Subsequent to initial recognition these instruments are measured as set out below.

Cash and Cash Equivalents

Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at balance sheet date. Outstanding cheques are included in accounts payable and added back to cash balances included in the balance sheet.

Derivative Instruments

The group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the group does not hold or issue derivative financial instruments for trading purposes.

Derivative instruments are subsequently measured at fair value, with the gain or loss on remeasurement being recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any gain or loss depends on the nature of the item being hedged (refer hedging accounting policy).

The fair value of interest rate swaps is the estimated amount that the group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties.

The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Originating Receivables

Loan receivables and private label card receivables are classified as originating receivables and are carried at amortised cost, less provision for doubtful debts.

Trade receivables – retail originated by the group are stated at cost less provision for doubtful debts.

Participation in export partnerships are classified as originating receivables and are carried at amortised cost.

Financial Liabilities

Non-derivative financial liabilities including short-term loans, interest-bearing debt and accounts payable are recognised at amortised cost, comprising original debt less principal payments and amortisations.

Investments

Investments classified as available-for-sale financial assets are carried at market value, which is calculated by reference to stock exchange quoted selling prices at the close of business on the balance sheet date. Unlisted investments are shown at fair value, unless their fair value cannot be reliably determined, in which case they are shown at cost less accumulated impairment losses.

Trade and Other Payables

Trade and other payables are stated at cost.

Gains and Losses on Subsequent Measurement

All gains and losses on subsequent measurement of financial instruments are recognised in profit or loss, except for hedged instruments and available-for-sale assets. Hedged instruments are accounted for as described in the hedging accounting policy. Gains and losses arising from available-for-sale financial assets are recognised directly in equity.

Offset

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when the group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Goodwill

All business combinations are accounted for by applying the purchase method.

Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures and is the difference between the cost of the acquisition and the fair value of the identifiable assets and liabilities acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment.

Hedging

Gains and losses from measuring the hedging instruments relating to a *fair value hedge* at fair value are recognised immediately in net profit or loss.

Gains and losses from remeasuring the hedging instruments relating to a *cash flow hedge* to fair value are initially recognised directly in equity. If the hedged firm commitment or forecast

transaction results in the recognition of an asset or a liability, the cumulative amount recognised in equity up to the transaction date is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment of forecast transaction affects profit or loss.

Where the hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in the income statement immediately.

Impairment of Assets

The carrying amounts of all assets, except goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is reviewed for impairment annually. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised against income. The recoverable amount of an asset is the higher of its net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of impairment losses, other than those arising on goodwill, recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased. The reversal is recorded in income. Impairment losses relating to goodwill are never reversed.

Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

The cost of inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition.

Property, Plant and Equipment

Items of property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Property, plant and equipment, including capitalised leased assets are depreciated on a straight-line basis over the periods of their estimated useful lives, at the following rates per annum:

Shopfitting and passenger vehicles	20%
Commercial vehicles	25%
Computers and related equipment	20% – 33%
Capitalised leased assets	20%
Buildings	5%

Land is not depreciated.

Subsequent expenditure relating to an item of property, plant and equipment is capitalised when it is probable that future economic benefits from the use of the asset will be increased. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Profits (losses) on the disposal of property, plant and equipment are credited (charged) to income. The profit or loss is the difference between the net disposal proceeds and the carrying amount of the asset.

Provisions

A provision is recognised in the balance sheet when the group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Revenue

Turnover

Turnover represents the invoiced value of retail sales, excluding inter-group sales and Value Added Tax. Sales are recognised when significant risks and rewards of ownership are transferred to the buyer, costs can be measured reliably and receipt of the future economic benefits is probable.

Interest Received

Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is probable that such income will accrue to the group.

Dividends Received

Dividends received on equity instruments are recognised when the right to receive payment is established.

Merchants Commission

Commission income is recognised when the related transaction on which the commission is earned has been concluded.

Club Income

Club income is recognised in the income statement when due.

Insurance Income

Insurance income is recognised in the income statement when due.

Retirement Benefits

Retirement Fund

Contributions to provide funding to the retirement fund are determined as a percentage of pensionable salaries.

Contributions to the fund are charged to the income statement as incurred.

Medical Aid

Where the company has an obligation to provide post-retirement medical aid benefits to employees, the company recognises the costs of these benefits in the year in which the employees render the services.

Segmental Reporting

The group is primarily a retailer of fashion goods, sports apparel and jewellery with significant business interests in the personal finance and retail credit industries. On a primary basis, the company is organised into two major operating divisions:

- Retail – comprising the group's various trading divisions; and
- Financial services – comprising RCS Personal Finance and RCS Cards businesses.

The group operates solely in the southern African market and accordingly has not identified any secondary segments.

Segment results include revenue and expenses directly attributable to a segment and the relevant portion of enterprise revenue and expenses that can be allocated on a reasonable basis to a segment, whether from external transactions or from transactions with other group segments. Inter-segment transfer pricing is determined on an arm's length basis. Segment results are determined before any adjustments for minority interest.

Segment assets and liabilities comprise those operating assets and liabilities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Segment assets are determined after deducting related allowances that are reported as direct offsets in the group's balance sheet.

Capital expenditure represents the total costs incurred during the period to acquire segment assets that are expected to be used during more than one period, namely, property, plant and equipment, and intangible assets.

Taxation

Current tax comprises taxation payable, calculated on the basis of expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is provided for on the comprehensive balance sheet liability method, to take into account the effect of temporary differences between the tax value of an asset or liability and its balance sheet carrying amount.

Deferred taxation assets are recognised for all deductible temporary differences and assessed losses to the extent that it is probable that taxable profit will be available against which such deductible temporary differences and assessed losses can be utilised.

Deferred tax is charged to the income statement except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition.

Secondary taxation on companies is provided in respect of dividend payments, net of dividends received or receivable, and is recognised as a tax charge in the year in which the related dividend is declared.

Translation of Foreign Currencies

Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange ruling at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains and losses arising on translation are credited to or charged against income.

Treasury Shares

Foschini Ltd shares purchased and held by subsidiaries are classified as treasury shares and are presented as a reduction of equity.

Dividends received on treasury shares are eliminated on consolidation.

Gains or losses on disposal of treasury shares are accounted for directly in equity.

Issued and weighted average numbers of shares are reduced by treasury shares for earnings per share purposes.



Foschini Limited and its subsidiaries

	Financial Services		Retail		Consolidated	
	2005 Rm	2004 Rm	**2005 Rm**	2004 Rm	**2005 Rm**	2004 Rm
2. **Segmental Reporting**						
REVENUE						
External	**380,0**	281,8	**5 614,4**	4 756,8	**5 994,4**	5 038,6
Inter-segment	**–**	–	**–**	–	**–**	–
Total revenue	**380,0**	281,8	**5 614,4**	4 756,8	**5 994,4**	5 038,6
SEGMENT RESULT						
Operating profit before finance charges	**248,8**	147,4	**950,9**	660,7	**1 199,7**	808,1
External	**(5,8)**	(2,9)	**(52,6)**	(52,6)	**(58,4)**	(55,5)
Inter-segment	**(48,9)**	(61,0)	**48,9**	61,0	**–**	–
Net finance (income) charges	**(54,7)**	(63,9)	**(3,7)**	8,4	**(58,4)**	(55,5)
Income tax expense	**(58,7)**	(25,7)	**(304,5)**	(203,1)	**(363,2)**	(228,8)
Profit for the year	**135,4**	57,8	**642,7**	466,0	**778,1**	523,8
SEGMENT ASSETS						
Non-current assets	**461,2**	217,4	**792,4**	869,8	**1 253,6**	1 087,2
Current assets	**508,4**	525,3	**2 958,8**	2 278,2	**3 467,2**	2 803,5
Inter-segment assets	**12,9**	(401,1)	**(12,9)**	401,1	**–**	–
Total assets	**982,5**	341,6	**3 738,3**	3 549,1	**4 720,8**	3 890,7
SEGMENT LIABILITIES						
Non-current (assets) liabilities	**(13,7)**	(3,1)	**698,1**	557,6	**684,4**	554,5
Current liabilities	**76,7**	63,3	**1 313,7**	971,4	**1 390,4**	1 034,7
Inter-segment liabilities	**697,7**	182,0	**(697,7)**	(182,0)	**–**	–
Total liabilities	**760,7**	242,2	**1 314,1**	1 347,0	**2 074,8**	1 589,2
SEGMENT INFORMATION						
Capital expenditure	**1,8**	1,8	**182,5**	150,1	**184,3**	151,9
Depreciation	**1,9**	2,9	**119,2**	113,1	**121,1**	116,0
Amortisation	**–**	3,3	**–**	3,2	**–**	6,5

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

Segment Revenue and Expenses

Revenue and expenses that are directly attributable to segments are allocated to those segments.

Those that are not directly attributable to segments are allocated on a reasonable basis.

Segment Assets and Liabilities

Segment assets include all operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of related allowances and provisions.

While most such assets can be directly attributable to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities, and consist principally of accounts payable, salaries and taxes currently payable and accruals.

Inter-segment Transfers

Segment revenue, segment expenses and segment result include transfers between business segments.

These transfers occur at market prices and are eliminated on consolidation.

Foschini Limited and its subsidiaries

	2005 Rm	2004 Rm
3. Revenue		
Retail turnover	**5 279,3**	4 410,0
Interest received (see note 4)	**488,9**	444,0
Dividends received – retail	**14,3**	16,7
Merchants' commission – financial services	**60,7**	42,9
Club income	**75,0**	65,3
Insurance income – retail	**34,6**	29,3
Insurance income – financial services	**41,6**	30,4
	5 994,4	5 038,6

There has been a change in the classification of revenue. In prior years only retail turnover was disclosed as revenue. Various other incomes have also been disclosed as revenue in the current year.

4. Operating Profit before Finance Charges

Operating profit before finance charges has been arrived at after taking account of:

	2005 Rm	2004 Rm
Interest received		
– trade receivables – retail	**211,2**	235,5
– loan receivables	**227,7**	170,9
– private label card receivables	**50,0**	37,6
	488,9	444,0
Trading expenses		
– depreciation	**(121,1)**	(116,0)
– employee costs: normal	**(709,8)**	(652,3)
– employee costs: bonuses	**(48,6)**	(32,2)
– store occupancy costs	**(403,2)**	(362,8)
– net other operating costs	**(300,6)**	(338,6)
	(1 583,3)	(1 501,9)
The following disclosable amounts are included above:		
Goodwill amortised	**–**	6,5
Auditors' remuneration		
– audit fees	**1,5**	1,4
– fees for other services	**0,4**	0,7
Donations to Foschini Foundation	**20,0**	10,0
Lease expenses		
– operating leases on land and buildings	**435,7**	384,7
Loss on sale of property, plant and equipment	**(3,4)**	(1,3)
Retirement fund expenses	**50,8**	46,8

	2005 Rm	2004 Rm
5. Goodwill		
Carrying amount at the beginning of the year		
– cost	**40,3**	36,1
– accumulated amortisation	**(18,0)**	(11,5)
	22,3	24,6
Arising on acquisition (refer note 25.5)	**6,3**	2,6
Arising on acquisition of Instinct brand	**–**	1,6
Amortisation charge	**–**	(6,5)
Carrying amount at the end of the year		
– cost	**46,6**	40,3
– accumulated amortisation	**(18,0)**	(18,0)
	28,6	22,3

In line with the requirements of IFRS3/AC131 (Business Combinations), goodwill is no longer amortised



Foschini Limited and its subsidiaries

	2005 Rm	2004 Rm
6. **Income Tax Expense**		
South African Current Taxation		
– current year	**421,3**	223,9
– prior year underprovision	**46,1**	10,1
Secondary tax on companies	**25,9**	1,0
South African Deferred Taxation		
– current year	**(87,5)**	(3,6)
– prior year overprovision	**(46,1)**	(10,1)
– rate change	**(0,5)**	–
Non-South African Current Taxation		
– current year	**4,0**	2,1
– prior year (over) underprovision	**(0,4)**	1,3
– withholding tax on dividends	**–**	4,3
Non-South African Deferred Taxation		
– deferred taxation	**0,4**	0,1
– prior year overprovision	**–**	(0,3)
	363,2	228,8
	%	%
Reconciliation of tax rate		
Effective tax rate	**31,8**	30,4
Prior year underprovision	**–**	(0,1)
Exempt income	**1,4**	2,2
Non-deductible expenditure	**(0,9)**	(1,7)
Non-South African tax rate	**(0,1)**	(0,1)
Secondary tax on companies and withholding tax on dividends	**(2,3)**	(0,7)
Rate change	**0,1**	–
South African statutory rate	**30,0**	30,0
7. **Earnings**	**Rm**	Rm
Profit attributable to equity holders of Foschini	**767,3**	516,9
Adjustment for goodwill	**–**	6,5
Headline earnings	**767,3**	523,4
Weighted average number of ordinary shares in issue	***213 285 162***	*220 745 740*
Earnings per ordinary share (cents)	***359,8***	*234,2*
Goodwill amortised per ordinary share (cents)	**–**	*2,9*
Headline earnings per ordinary share (cents)	***359,8***	*237,1*
The calculations of diluted earnings and headline earnings per share are based on the weighted average number of issued ordinary shares as follows:		
Weighted average number of ordinary shares as above	***213 285 162***	*220 745 740*
Number of shares that would have been issued for no consideration	***11 963 045***	*8 663 763*
Weighted average number of ordinary shares used for dilution	***225 248 207***	*229 409 503*

Foschini Limited and its subsidiaries

		2005 Rm	2004 Rm
8.	**Property, Plant and Equipment**		
	Land and buildings		
	At cost	**64,1**	52,5
	Accumulated depreciation	**39,5**	39,5
	Net book value at the end of the year	**24,6**	13,0
	Shopfitting, equipment and vehicles		
	At cost	**1 174,0**	1 053,1
	Accumulated depreciation	**828,6**	750,5
	Net book value at the end of the year	**345,4**	302,6
	Capitalised leased assets		
	At cost	**17,5**	17,5
	Accumulated depreciation	**17,5**	17,5
	Net book value at the end of the year	**–**	–
	Total		
	At cost	**1 255,6**	1 123,1
	Accumulated depreciation	**885,6**	807,5
	Net book value at the end of the year	**370,0**	315,6

Analysis of movements

	Land and buildings	Shopfitting, equipment and vehicles	**Total**	Total
Net book value at the beginning of the year	13,0	302,6	**315,6**	286,0
Additions	11,6	172,7	**184,3**	151,9
Disposals	–	(8,8)	**(8,8)**	(6,3)
Depreciation	–	(121,1)	**(121,1)**	(116,0)
Net book value at the end of the year	24,6	345,4	**370,0**	315,6

None of the group's assets is in any way encumbered.
Registers of the land and buildings are available for inspection at the head office of the company at Parow East.

		2005 Rm	2004 Rm
9.	**Preference Share Investment**		
	Cumulative preference shares, redeemable on 3 June 2006, with dividends payable biannually on 30 November and 31 May, at a rate linked to prime	**100,0**	100,0
	Cumulative preference shares, redeemable on 3 June 2006, with dividends payable biannually on 30 November and 31 May, at a rate linked to prime	**100,0**	100,0
		200,0	200,0

10. **Unrecognised Financial Asset**

In terms of the group's accounting policy for financial instruments, the group has not recognised the following financial asset:

Foschini Limited purchased a R300 million preference share investment which carries a 12,4% NACSA dividend coupon rate and is redeemable on 13 June 2011. For security of Foschini Limited's preference share investment, the finance company referred to in note 24 has pledged its loan receivable from the subsidiary to Foschini Limited in the event of default in terms of the preference share arrangement. For security of the subsidiary company's loan, Foschini Limited has pledged its preference share investment to the finance company in the event of default in terms of the loan arrangement.

Foschini Limited and its subsidiaries

	2005 Rm	2004 Rm
11. **Loans**		
Housing loans	**8,1**	10,9
Deduct amount to be repaid within one year, included in other receivables and prepayments	**1,5**	2,1
	6,6	8,8

Housing loans made to employees are secured by mortgage bonds, bear interest at a rate of 9,35% per annum, and are repayable over varying periods, not exceeding 20 years.

	2005 Rm	2004 Rm
12. **Private Label Card Receivables**		
Private label card receivables, normally limited to R10 000 per account, are charged interest at fixed rates, limited to the current usury rate, are unsecured, and are repayable over periods not exceeding two years.	**291,7**	195,3
Deduct amount to be repaid within one year, included in current assets	**231,6**	154,8
	60,1	40,5

There has been a change in the classification of private label card receivables. In prior years, the non-current receivables were not disclosed separately.

	2005 Rm	2004 Rm
13. **Loan Receivables**		
Loans, normally limited to R10 000 per loan, are made at fixed rates of interest, varying between 34% and 39% per annum, are unsecured, and are repayable over periods not exceeding three years	**658,9**	537,1
Deduct amount to be repaid within one year, included in current assets	**260,3**	323,3
	398,6	213,8

	2005 Rm	2004 Rm
14. **Participation in Export Partnerships**		
Certain subsidiary companies participated in export partnerships, whose business is the export and sale of containers. The partnerships sold these containers in terms of long-term credit arrangements, with repayment terms usually over a 10 to 15-year period. A company listed on the JSE Securities Exchange South Africa has warranted certain important aspects of the subsidiary companies' participation (refer note 26)	**211,3**	231,9
Deduct amount to be repaid within one year, included in current assets	**90,6**	19,8
	120,7	212,1

There has been a change in the classification of the participation in export partnerships. In the prior years, the current receivables were not disclosed separately. There has been a change in the classification of R9,4 million in the prior year current portion of the receivables. In the prior years, this amount was classified as other receivables and prepayments.

The South African Revenue Service (SARS) has been conducting an investigation into the tax treatment by certain other companies participating in similar export partnerships with financial periods ended on or after 1 March 1996. SARS has concluded an agreement with the managing partner and the group has approved the settlement arrangement. There will be no impact on the income statement as a deferred tax liability was raised for the payment of taxation at inception of the partnership.

Foschini Limited and its subsidiaries

	2005 Rm	2004 Rm
15. **Deferred Taxation**		
At 1 April	**150,6**	167,3
Working capital allowances	**(47,9)**	(8,7)
Capital allowances	**9,5**	8,5
Restraint of trade	**3,8**	2,8
Export partnerships (refer note 14)	**(98,6)**	(19,3)
Tax rate	**(0,5)**	–
At 31 March	**16,9**	150,6
Arising as a result of:		
Deferred tax assets		
– Working capital allowances	**(110,4)**	(66,4)
– Capital allowances	**(1,9)**	(11,5)
– Restraint of trade	**(1,8)**	(5,6)
	(114,1)	(83,5)
Deferred tax liability		
– Export partnerships (refer note 14)	**131,0**	234,1
Total deferred tax	**16,9**	150,6

There has been a change in the classification of the deferred tax asset and liability. In prior years, only the net deferred tax liability was disclosed.

	2005 Rm	2004 Rm
16. **Inventory**		
Merchandise	**819,2**	666,7
Raw materials	**25,2**	23,0
Goods in transit	**67,7**	9,4
	912,1	699,1
17. **Trade Receivables – Retail**		
Retail – 6-month revolving credit	**1 249,0**	1 113,5
– 12-month extended credit	**495,3**	380,9
	1 744,3	1 494,4



Foschini Limited and its subsidiaries

			2005 Rm	2004 Rm
18. **Share Capital**				
Authorised				
200 000 (2004: 200 000) 6,5% Cumulative Preference Shares of R2 each			**0,4**	0,4
600 000 000 (2004: 600 000 000) Ordinary Shares of 1,25 cents each			**7,5**	7,5
			7,9	7,9
	number of shares			
	2005	2004		
Issued				
Ordinary share capital				
Ordinary shares of 1,25 cents each				
Total in issue – company and group	**240 498 241**	240 498 241	**3,0**	3,0
Shares purchased by subsidiary	**(16 877 827)**	(16 877 827)	**(0,2)**	(0,2)
Shares held by share incentive trust	**(11 755 862)**	(5 241 799)	**(0,1)**	(0,1)
Balance at the end of the year – company	**240 498 241**	240 498 241	**3,0**	3,0
Balance at the end of the year – group	**211 864 552**	218 378 615	**2,7**	2,7
Preference share capital				
200 000 (2004: 200 000) 6,5% Cumulative Preference Shares of R2 each			**0,4**	0,4
Total issued share capital – company			**3,4**	3,4
Total net issued share capital – group			**3,1**	3,1

In terms of a special resolution passed at the annual general meeting of the company on 1 September 2004 shareholders renewed the approval, as a general authority, of the acquisition by the company or any of its subsidiaries, of the issued ordinary shares of the company, not exceeding 20% in the aggregate in any one financial year. The general authority is subject to the Listings Requirements of the JSE Securities Exchange South Africa and the Companies Act No. 61 of 1973 of South Africa as amended, and is valid only until the company's next annual general meeting.

As at 31 March 2005 a subsidiary, Foschini Stores (Pty) Ltd, had purchased 16 877 827 (2004: 16 877 827) shares, representing 7,0% (2004: 7,0%) of the company's share capital, as shown above.

		Number of share options	
		2005	2004
Foschini Staff Share Incentive Scheme (1990)			
Options granted, but not exercised at 1 April 2004		**221 585**	349 415
Options exercised during the year		**(183 568)**	(127 830)
Options cancelled during the year		**–**	–
Options granted, but not exercised at 31 March 2005		**38 017**	221 585
Options may be exercised during the following financial years:			
Year	Average price		
2006	R10,23	**19 009**	
2007	R10,23	**19 008**	
		38 017	

Foschini Limited and its subsidiaries

		Number of share options	
		2005	2004
18. **Share Capital** (continued)			
Foschini 1997 Share Option Scheme			
Options exercised, subject to future delivery, at 1 April 2004		**19 601 787**	14 304 041
Options exercised during the year, subject to future delivery		**5 479 000**	12 846 905
Options delivered during the year		**(2 017 069)**	(7 549 159)
Options exercised, subject to future delivery, at 31 March 2005		**23 063 718**	19 601 787
Options will be delivered during the following financial years:			
Year	Average price		
2006	R11,58	**6 034 896**	
2007	R23,82	**2 986 090**	
2008	R11,45	**6 191 353**	
2009	R35,95	**1 808 702**	
2010	R13,89	**4 181 081**	
2011	R35,95	**1 861 596**	
		23 063 718	
Both schemes are administered by The Foschini Share Incentive Trust which holds shares in Foschini Ltd as follows:			
Shares held at the beginning of the year		**5 241 799**	7 086 467
Options exercised during the year		**(183 568)**	(127 830)
Shares delivered during the year		**(2 017 069)**	(7 549 159)
Shares purchased during the year		**8 714 700**	5 832 321
Shares held at the end of the year		**11 755 862**	5 241 799



The group has not recognised, and is not yet required to recognise, any expense related to options granted under the share incentive schemes. For information purposes the estimated expense of options vesting during the year was R12,4 (2004: R9,1) million.

In accordance with IFRS2/AC139 Share Based Payments, only the expense relating to options granted after 7 November 2002 is required to be recognised. The estimated total expense for all options issued between this date and 31 March 2005 is R43,6 million which would be spread over the vesting period of the options granted.

The estimated expense has been calculated using the fair value of each option tranche on the date of the grant using an adjusted binomial option-pricing model.

Foschini Limited and its subsidiaries

					2005	2004
18. **Share Capital** (continued)						
Directors' interest						
At 31 March 2005, the directors were interested in the company's issued shares as follows:						
	Shares 000's	Options 000's	Price per share R	Years can be taken up	**Total 000's**	Total 000's
Non-executive						
E Osrin (beneficial)	100,0	–	–	–	**100,0**	80,0
D M Nurek (beneficial)	10,0	–	–	–	**10,0**	–
Prof. F Abrahams	–	–	–	–	**–**	–
S E Abrahams	–	–	–	–	**–**	–
L F Bergman	–	–	–	–	**–**	–
W V Cuba	–	–	–	–	**–**	–
N H Goodwin (beneficial)	27,0	–	–	–	**27,0**	262,0
	137,0	–	–	–	**137,0**	342,0
M Lewis (beneficial)	222,1	–	–	–	**222,1**	218,3
M Lewis (non-beneficial)	21 376,6	–	–	–	**21 376,6**	20 050,0
	21 598,7	–	–	–	**21 598,7**	20 268,3
Total non-executive	21 735,7	–	–	–	**21 735,7**	20 610,3
Executive						
D M Polak (beneficial)	724,5	–	–	–	**724,5**	508,0
D M Polak (non-beneficial)	212,0	–	–	–	**212,0**	212,0
D M Polak	–	302,5	9,70	2006	**302,5**	302,5
D M Polak	–	413,3	6,35	2006	**413,3**	446,3
D M Polak	–	283,3	16,60	2006	**283,3**	283,4
D M Polak	–	200,0	18,80	2006	**200,0**	200,0
D M Polak	–	200,0	36,00	2007	**200,0**	–
D M Polak	–	302,5	9,70	2008	**302,5**	302,5
D M Polak	–	479,2	6,35	2008	**479,2**	446,2
D M Polak	–	283,3	16,60	2008	**283,3**	283,3
D M Polak	–	200,0	18,80	2008	**200,0**	200,0
D M Polak	–	200,0	36,00	2009	**200,0**	–
D M Polak	–	302,5	9,70	2010	**302,5**	302,5
D M Polak	–	283,3	16,60	2010	**283,3**	283,3
D M Polak	–	200,0	18,80	2010	**200,0**	200,0
D M Polak	–	200,0	36,00	2011	**200,0**	–
	936,5	3 849,9	–	–	**4 786,4**	3 970,0
R Stein (beneficial)	322,4	–	–	–	**322,4**	203,3
R Stein (non-beneficial)	205,2	–	–	–	**205,2**	205,2
R Stein	–	–	5,20	2006	**–**	9,6
R Stein	–	143,3	9,70	2006	**143,3**	143,3
R Stein	–	93,3	18,80	2006	**93,3**	93,3
R Stein	–	116,7	16,60	2006	**116,7**	116,7
R Stein	–	197,8	6,35	2006	**197,8**	197,8
R Stein	–	90,0	36,00	2007	**90,0**	–
R Stein	–	–	5,20	2008	**–**	9,6
R Stein	–	143,3	9,70	2008	**143,3**	143,3
R Stein	–	93,3	18,80	2008	**93,3**	93,3
R Stein	–	116,7	16,60	2008	**116,7**	116,7
R Stein	–	197,8	6,35	2008	**197,8**	197,8
R Stein	–	90,0	36,00	2009	**90,0**	–
R Stein	–	143,3	9,70	2010	**143,3**	143,3
R Stein	–	93,3	18,80	2010	**93,3**	93,3
R Stein	–	116,7	16,60	2010	**116,7**	116,7
R Stein	–	90,0	36,00	2011	**90,0**	–
	527,6	1 725,5	–	–	**2 253,1**	1 883,2
Total executive	1 464,1	5 575,4	–	–	**7 039,5**	5 853,2
Total	23 199,8	5 575,4			**28 775,2**	26 463,5

Foschini Limited and its subsidiaries

	2005 Rm	2004 Rm
19. Dividend Reserve		
Cash dividends and the related STC charge are accounted for in the period when the dividend is declared.		
A final dividend of 102,0 (2004: 62,0) cents per share was declared on 26 May 2005 to ordinary shareholders, which will be paid during the course of the new financial year. In terms of AC107 no liability has been raised.		
	245,3	149,1
20. Interest-bearing Debt		
Unsecured fluctuating loans in terms of long-term bank facilities at prevailing interest rates	**553,4**	320,4
The group's borrowing powers in terms of the articles of association of the company are unlimited.		
21. Trade and Other Payables		
Trade payables	**617,5**	442,9
VAT payable	**20,0**	14,7
Other payables and accruals	**315,0**	311,6
	952,5	769,2

	Post-retirement medical aid Rm	Leave pay Rm	AIDS Rm	Total Rm
22. Provisions				
Balance at 1 April 2003	62,4	21,6	5,0	89,0
Provisions made during the year	7,3	0,2	5,0	12,5
Balance at 1 April 2004	69,7	21,8	10,0	101,5
Provisions made during the year	6,4	1,0	–	7,4
Balance at 31 March 2005	**76,1**	**22,8**	**10,0**	**108,9**

Foschini Limited and its subsidiaries

	Fees R'000	Remune-ration R'000	Pension Fund R'000	Travel Allowance R'000	Other benefits** R'000	Performance bonus* R'000	**2005 Total R'000**	2004 Total R'000
23. **Directors' Remuneration**								
Non-executive								
E Osrin	450,0	–	–	–	–	–	**450,0**	
D M Nurek	130,0	–	–	–	–	–	**130,0**	
F Abrahams	102,5	–	–	–	–	–	**102,5**	
S E Abrahams	117,5	–	–	–	–	–	**117,5**	
L F Bergman	92,5	–	–	–	–	–	**92,5**	
W V Cuba	92,5	–	–	–	–	–	**92,5**	
N H Goodwin	98,8	–	–	–	–	–	**98,8**	
M Lewis	90,0	–	–	–	–	–	**90,0**	
Total	1 173,8	–	–	–	–	–	**1 173,8**	
Executive								
D M Polak	–	2 662,2	254,3	213,4	156,0	3 664,0	**6 949,9**	
R Stein	–	1 303,0	142,5	189,6	68,1	1 711,7	**3 414,9**	
Total	–	3 965,2	396,8	403,0	224,1	5 375,7	**10 364,8**	
Total remuneration 2005	1 173,8	3 965,2	396,8	403,0	224,1	5 375,7	**11 538,6**	
Non-executive								
E Osrin	450,0	–	–	–	–	–		450,0
D M Nurek	102,5	–	–	–	–	–		102,5
F Abrahams	81,2	–	–	–	–	–		81,2
S E Abrahams	96,2	–	–	–	–	–		96,2
L F Bergman	78,8	–	–	–	–	–		78,8
W V Cuba	78,8	–	–	–	–	–		78,8
N H Goodwin	80,0	–	–	–	–	–		80,0
M Lewis	78,8	–	–	–	–	–		78,8
Total	1 046,3	–	–	–	–	–		1 046,3
Executive								
D M Polak	–	2 459,6	197,1	223,4	188,3	2 806,0		5 874,4
R Stein	–	1 199,6	112,9	174,0	96,9	1 457,2		3 040,6
Total	–	3 659,2	310,0	397,4	285,2	4 263,2		8 915,0
Total remuneration 2004	1 046,3	3 659,2	310,0	397,4	285,2	4 263,2		9 961,3

*The performance bonus relates to the results for the current financial year.

**Other benefits include medical aid and group life cover.

Gains made during the year by the executive directors, Messrs D M Polak and R Stein, in respect of share options exercised, were nil (2004: R917 000) and nil (2004: R434 000) respectively.

24. **Unrecognised Financial Liability**

In terms of the group's accounting policy for financial instruments, the group has not recognised the following financial liability:

A subsidiary entered into a loan arrangement with a finance company in terms of which the subsidiary borrowed R300 million. The loan is repayable over 10 years and interest is payable at 14,6% NACSA (refer note 10).

Foschini Limited and its subsidiaries

	2005 Rm	2004 Rm
25. **Cash Flow**		
25.1 Operating profit before working capital changes		
Profit before tax	**1 141,3**	752,6
Adjusted for:		
– interest received	**(488,9)**	(444,0)
– net finance charges	**58,4**	55,5
– depreciation	**121,1**	116,0
– loss on sale of property, plant and equipment	**3,4**	1,3
– goodwill amortised	**–**	6,5
Operating profit before working capital changes	**835,3**	487,9
25.2 Working capital changes		
– increase in inventory	**(213,0)**	(86,3)
– increase in trade and other receivables	**(323,4)**	(150,5)
– increase in trade and other payables	**189,0**	186,8
– increase in provisions	**7,4**	12,5
Increase in working capital	**(340,0)**	(37,5)
25.3 Reconciliation of taxation paid		
– amount unpaid at the beginning of the year	**(163,1)**	(129,7)
– current year provision	**(496,9)**	(242,5)
– amount unpaid at the end of the year	**326,3**	163,1
	(333,7)	(209,1)
25.4 Reconciliation of dividends paid		
– dividends declared during the year	**(263,8)**	(142,4)
– dividends paid by subsidiary to outside shareholders	**(1,6)**	(1,0)
	(265,4)	(143,4)
25.5 Acquisition of additional interest in subsidiary The company acquired additional shares in an existing subsidiary, RCS Personal Finance (Pty) Ltd, which is involved in the provision of short and medium-term loans and related insurance products to individuals.		
Purchase consideration	**9,6**	3,5
Fair value of net assets	**3,3**	0,9
Goodwill	**6,3**	2,6
Cash outflow on acquisition of additional shares	**9,6**	3,5

Foschini Limited and its subsidiaries

26. **Financial Instruments**

26.1 **Foreign Currency Management**

Operating subsidiaries undertake transactions denominated in foreign currencies and hence exposure to exchange rate fluctuations arise. Exchange rate exposure is hedged through the use of forward exchange contracts. Refer to note 29 for details.

26.2 **Credit Risk Management**

Credit risk arises on cash equivalents, investments, loans, participation in export partnerships, private label card receivables and trade receivables – retail. The risk on cash equivalents and investments is managed through dealing with well-established financial institutions with high credit standing. The risk arising on trade receivables – retail, loans and private label card receivables is managed through a stringent group policy on the granting, continual review and monitoring of credit sales and loan advances.

26.3 **Cash Flow and Liquidity Risk Management**

The risk is managed through cash flow forecasts and ensuring that adequate borrowing facilities are maintained. In terms of the articles of association, the group's borrowing powers are unlimited.

26.4 **Fair Values of Financial Instruments**

At 31 March 2005 the carrying amounts of cash on hand and in bank, trade receivables – retail, trade and other payables approximate their fair values due to their short-term maturities. The fair value of loans and other receivables approximate their carrying value as disclosed on the balance sheet. The fair value of interest-bearing debt approximates its disclosed carrying value.

The cash flows from the participation in export partnerships (note 14), which will be received over the next 10 to 15 years, have been discounted at the Internal Rate of Return and not a market-related rate of interest. For fair presentation purposes, it is noted that any impairment to the participation in export partnerships or the use of any other discount rate will result in a corresponding equal but opposite change in the related deferred taxation liability and thus there would be no impact on the net cash flow statement and the income statement.

26.5 **Interest Rate Management**

The group is exposed to interest rate risk as it both borrows and invests funds. This risk is managed by maintaining an appropriate mix of fixed and floating rate instruments with reputable financial institutions.

The effective rates on financial instruments at 31 March 2005 are disclosed in the applicable notes to the financial statements. The terms of maturity are set out below:

				2005	2004
	1 year or less Rm	1 year to 5 years Rm	Non-interest bearing Rm	**Total Rm**	Total Rm
Assets					
Cash	36,2	–	–	**36,2**	29,2
Trade receivables – retail	1 744,3	–	–	**1 744,3**	1 494,4
Private label card receivables	231,6	60,1	–	**291,7**	195,3
Other receivables and prepayments	1,5	–	145,5	**147,0**	71,4
Participation in export partnerships	–	–	211,3	**211,3**	231,9
Loans	–	6,6	–	**6,6**	10,9
Loan receivables	260,3	398,6	–	**658,9**	537,1
Preference share investment	–	200,0	–	**200,0**	200,0
Total financial assets	2 273,9	665,3	356,8	**3 296,0**	2 770,2
Liabilities					
Interest-bearing debt	–	553,4	–	**553,4**	320,4
Short-term loans	2,7	–	–	**2,7**	0,9
Trade and other payables	–	–	952,5	**952,5**	769,2
Provisions	–	–	108,9	**108,9**	101,5
Total financial liabilities	2,7	553,4	1 061,4	**1 617,5**	1 192,0
Net financial assets (liabilities)	2 271,2	111,9	(704,6)	**1 678,5**	1 578,2

27. **Related-party Transactions**

Transactions Between Group Subsidiaries

During the year, in the ordinary course of business, certain companies within the group entered into arm's length transactions. These intragroup transactions have been eliminated on consolidation.

Directors

A number of directors of the company hold positions in other entities, where they may have significant influence over the financial or operating policies of these entities. Accordingly, the following are considered to be such entities:

Director	*Entity*	*Position held in entity*
D M Nurek	Investec Bank Ltd	Executive
	Trencor Ltd	Non-executive director
	Lewis Group Ltd	Non-executive director
S E Abrahams	Investec Bank Ltd	Non-executive director
W V Cuba	S Bacher and Company	Chairman
R Stein	The Foschini Group Retirement Fund	Trustee

Transactions include:

1. The group has a general banking facility with Investec Bank Ltd.
2. Certain group subsidiaries participate in export partnerships with Trencor Ltd group entities.
3. The group sells membership of a club, offering various benefits, to its customers on behalf of Lewis Group Ltd, from which it derives certain income.
4. The jewellery division sources supplies from S Bacher and Company, a distributor of well-known brands of watches.
5. A subsidiary administers the group's retirement fund.

No loans have been made to directors.

Executive directors are bound by service contracts.

Certain non-executive directors of the group are also non-executive directors of other public companies which transact with the group. Except as disclosed above, the relevant directors do not believe they have significant influence over the financial or operating policies of those companies. Those entities are therefore not disclosed above.

Messrs D M Polak and R Stein each hold a portion of the outside shareholders' interest in RCS Investment Holdings (Pty) Ltd.

Shares Held by Directors and Their Related Entities

For details of directors' interests refer to note 18.

28. **Post Balance Sheet Event**

No significant events took place between the end of the financial year under review, and the date of signature of these financial statements.

	2005 Rm	2004 Rm
29. **Commitments and Contingent Liabilities**		
Capital Commitments Authorised	**62,8**	–
Forward Exchange Commitments		

The group had forward exchange contracts in various currencies in respect of future commitments, which do not relate to specific balance sheet items. At 31 March 2005 these amounted to:

	Foreign currency 000's	Rand equivalent (at forward cover rate) R'000
US Dollar	17 095	103 708
Euro	421	3 337
British Pound	105	1 230
		108 275

	2005 Rm	2004 Rm
Contingent Liabilities	**–**	–

There are no known contingent liabilities requiring disclosure.



Foschini Limited and its subsidiaries

	2005 Rm	2004 Rm
30. Leases		
The group leases most of its trading premises under operating leases.		
Leases on trading premises are contracted for periods of between five and ten years, with renewal options for a further five years, wherever possible. The lease agreements for certain stores provide for a minimum annual rental payment and additional payments determined on the basis of turnover. Turnover rentals, where applicable, average approximately 4,5% of turnover. Rental escalations vary, but average at a rate of approximately 8% per annum.		
At 31 March 2005, future non-cancellable minimum lease rentals are as follows:		
Less than one year	**413,6**	360,3
More than one year and less than five years	**1 190,6**	996,9
More than five years	**135,9**	324,1

31. Employee Benefits

Retirement Fund

The Foschini Group Retirement Fund, which is governed by the provisions of the Pension Funds Act No. 24 of 1956, is a defined contribution plan. It provides comprehensive retirement and associated benefits for members and their dependants.

All permanent employees of wholly-owned subsidiaries of Foschini Limited are members of the retirement fund. An actuarial valuation of the fund was performed as at 31 December 2003, in which the valuator reported that the fund was in a sound financial position. The next actuarial valuation is due to be performed as at 31 December 2006.

Employees of RCS Cards (Pty) Ltd and RCS Personal Finance (Pty) Ltd, non-wholly-owned subsidiaries, are not members of The Foschini Group Retirement Fund, but receive comparable benefits from the Liberty Life Provident Fund. Employees of subsidiaries trading outside of the borders of South Africa belong to umbrella funds that comply with the legislation of the relevant countries.

The employers and the members make like contributions in respect of retirement benefits. In addition, the employers cover death and disability benefits, reinsurance and administration and management costs.

Medical Aid

The company and its wholly-owned subsidiaries operate a defined benefit medical aid scheme for the benefit of their permanent employees. These costs are charged against income as incurred and amounted to R18,4 (2004: R17,0) million.

Membership of the scheme is voluntary, except for senior employees. Total membership currently stands at 2 235 principal members in South Africa.

An external medical aid scheme, Ingwe Health Plan, was also made available to group employees during the course of this year, and is subsidised by the group in the same way as the scheme mentioned above.The plans offered cater for lower income earners, and 173 employees joined this scheme during the course of the year.

All permanent staff of RCS Cards (Pty) Ltd and RCS Personal Finance (Pty) Ltd, non-wholly-owned subsidiaries, are required to become members of their choice of the medical plans offered by Discovery Health.

Qualifying retired employees are entitled to medical aid benefits, which have been fully provided for (see note 22).

The cost of providing post-retirement medical aid has been determined in accordance with AC116 and the charge against income for the year was R6,4 (2004: R7,3) million.

Foschini Limited

		2005 Rm	2004 Rm
INCOME STATEMENT			
Profit before taxation*		**233,1**	223,1
Taxation – current year		**23,8**	4,3
Profit attributable to ordinary shareholders after taxation		**209,3**	218,8
* after taking account of:			
Dividends received	– subsidiary companies	**191,1**	185,2
	– preference	**44,3**	40,0

	2005 Rm	2004 Rm
STATEMENT OF CHANGES IN EQUITY		
Equity at the beginning of the year	**3 341,4**	3 216,6
AC133: Financial instruments adjustment	**–**	60,0
Restated equity at the beginning of the year	**3 341,4**	3 276,6
Profit for the year	**209,3**	218,8
Dividends paid	**(298,2)**	(154,0)
Equity at the end of the year	**3 252,5**	3 341,4

Foschini Limited	Notes	2005 Rm	2004 Rm
BALANCE SHEET			
Assets			
Non-current assets			
Investment in preference shares	10 and note below	**300,0**	300,0
Interest in subsidiaries	see schedule of subsidiary companies	**1 534,5**	1 992,5
		1 834,5	2 292,5
Current assets			
Interest in subsidiaries	see schedule of subsidiary companies	**1 437,5**	1 072,0
		1 437,5	1 072,0
Total assets		**3 272,0**	3 364,5
Equity and Liabilities			
Capital and reserves			
Share capital	18	**3,4**	3,4
Share premium		**498,7**	498,7
Dividend reserve	19	**245,3**	149,1
Distributable reserve		**2 505,1**	2 690,2
		3 252,5	3 341,4
Current liabilities			
Other payables		**18,5**	22,1
Bank overdraft		**0,1**	0,1
Taxation payable		**0,9**	0,9
		19,5	23,1
Total equity and liabilities		**3 272,0**	3 364,5
Note: Cumulative preference shares, redeemable on 13 June 2011, with dividends payable biannually on 1 October and 1 April, at a rate of 12,4% NACSA. These shares are pledged as security for loans raised by a subsidiary and setoff has been negotiated.			
Guarantee: The company has guaranteed the overdraft facilities of subsidiary companies. The amounts utilised amounted to		**592,8**	362,9

Subsidiaries

BOOK VALUE OF INTEREST

Name of Subsidiary	Notes	Issued Share Capital R	**2005 Cost Rm**	2004 Cost Rm	**2005 Indebtedness Rm**	2004 Indebtedness Rm
Trading subsidiaries						
Foschini Retail Group (Pty) Ltd	2,3,8	2	**102,5**	102,5	**1 858,2**	1 996,9
Retail Credit Solutions (Pty) Ltd	2,8	18 200	**–**	–	**28,3**	44,6
Foschini Services (Pty) Ltd	2,8	10	**–**	–	**–**	137,3
What U Want To Wear (Pty) Ltd	2	66 200	**0,1**	0,1	**–**	–
Markhams (Pty) Ltd	2,7	1	**–**	–	**614,7**	121,6
Fashion Retailers (Pty) Ltd	4	250 006	**0,2**	0,2	**–**	–
Foschini Finance (Pty) Ltd	2,7	6	**–**	–	**164,0**	458,3
Foschini Stores (Pty) Ltd	2	1	**–**	–	**–**	–
Foschini Botswana (Pty) Ltd	6	636 900	**0,6**	0,6	**–**	–
Foschini Swaziland (Pty) Ltd	5	2	**–**	–	**–**	–
Foschini Investments (Pty) Ltd	2 ,7	10	**–**	–	**200,0**	200,0
Total trading subsidiaries			**103,4**	103,4	**2 865,2**	2 958,7
Other*			**2,6**	2,6	**0,8**	(0,2)
Total			**106,0**	106,0	**2 866,0**	2 958,5
Summary						
Investment in shares at cost					**106,0**	106,0
Amounts owing by subsidiaries – non-current portion					**1 428,5**	1 886,5
Total non-current portion					**1 534,5**	1 992,5
Amounts owing by subsidiaries – current portion					**1 437,5**	1 072,0
Total interest in subsidiaries					**2 972,0**	3 064,5

There has been a change in the classification of amounts owing by subsidiaries. In prior years, the current portion was not disclosed separately.

Notes

1. The company owns, directly or indirectly, all the ordinary shares in the subsidiaries listed above.
2. Incorporated in South Africa.
3. Included is an amount of R102,5 (2004: R102,5) million representing the fair value of 102 500 R1 preference shares issued 28 February 2002 – directors' valuation at 31 March 2005: R102,5 (2004: R102,5) million.
4. Incorporated in Namibia.
5. Incorporated in Swaziland.
6. Incorporated in Botswana.
7. These loans to subsidiaries are unsecured, interest free and no fixed date for repayment has been determined.
8. These loans to subsidiaries are unsecured, interest free until 30 June 2006 and repayable in annual instalments on 30 June of each year, dependent on profits of the previous financial year.

* A schedule of these details is available on request.

Analysis of shareholdings at 24 March 2005

SPREAD ANALYSIS

	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
1 – 1 000 shares	2 420	45,3	1 174 680	0,5
1 001 – 10 000 shares	2 099	39,2	6 983 151	2,9
10 001 – 100 000 shares	557	10,4	20 801 377	8,6
100 001 – 1 000 000 shares	234	4,4	70 192 484	29,2
1 000 001 shares and over	39	0,7	141 346 549	58,8
	5 349	100,0	240 498 241	100,0

DISTRIBUTION OF SHAREHOLDINGS

Category	Number of shareholdings	% of total	Number of shares held	Percentage of shares in issue
Banks	118	2,2	42 631 027	17,7
Companies	399	7,5	49 949 903	20,8
Insurance Companies	59	1,1	12 115 096	5,0
Mutual Funds	190	3,5	42 289 880	17,6
Nominee Companies and Trusts	979	18,3	18 154 183	7,5
Pension and Provident Funds	311	5,8	62 717 000	26,1
Individuals	3 293	61,6	12 641 152	5,3
	5 349	100,0	240 498 241	100,0

BENEFICIAL SHAREHOLDINGS GREATER THAN 5%

Beneficial interests – direct and indirect, as per share register and information supplied by nominee companies as at 24 March 2005

	Holding	Percentage
Lewis family	21 598 667	9,0
Public Investment Corporation	18 625 006	7,7
Foschini Stores (Pty) Ltd	16 877 827	7,0
Old Mutual Group	13 962 298	5,8
	71 063 798	29,5

FUND MANAGERS' HOLDINGS GREATER THAN 5%

According to disclosures made, the following fund managers administered client portfolios which included more than 5% of the company's issued shares

	Holding	Percentage
Investec Asset Management (SA)	29 109 765	12,1
Old Mutual Asset Managers (SA)	24 989 655	10,4
Stanlib Asset Management (SA)	12 348 077	5,1
	66 447 497	27,6

SHAREHOLDING SPREAD

Category	Number of beneficial shareholdings	% of total	Number of shares held	Percentage of shares in issue
Public	5 319	99,4	185 925 563	77,3
Directors	26	0,5	25 504 782	10,6
Trustees	3	0,1	12 190 069	5,1
Subsidiary	1	–	16 877 827	7,0
Total	5 349	100,0	240 498 241	100,0

Share Performance

for the years ended 31 March

Foschini Limited

	2005	2004	2003	2002	2001
Market price per share (cents)					
– at year-end	**3 555**	1 995	1 070	699	495
– highest	**4 100**	2 140	1 212	830	1 385
– lowest	**1 775**	1 070	685	460	495
– average	**2 650**	1 724	970	655	863
Tangible net asset value per share (cents)	**1 235,4**	1 043,7	917,6	803,2	731,5
Number of shares in issue (millions)	**240,5**	240,5	240,5	240,5	240,5
Number of beneficial shareholdings*	**5 349**	3 960	2 938	2 232	–
Price/earnings ratio at year-end	**9,88**	8,41	6,60	7,95	9,88
Dividend yield	**3,5**	3,2	3,7	3,0	6,8
Number of shares traded during the year (millions)	**178,0**	149,2	162,3	145,0	160,5
Volume traded/number of shares in issue (%)	**74,0**	62,0	67,5	60,3	66,7
Market capitalisation (R millions)	**8 549,7**	4 797,9	2 573,3	1 681,1	1 190,5

* Figures for 2001 are not available

Financial Calendar

Financial year-end	31 March 2005
Annual Report	30 June 2005
Annual general meeting (68th)	31 August 2005
Interim profit announcement	November 2005
Dividend payments	
Ordinary	
– final	July 2005
– interim	January 2006
Preference	
– interim	September 2005
– final	March 2006

FOSCHINI

Notice is hereby given that the sixty-eighth Annual General Meeting of shareholders of FOSCHINI LIMITED will be held at Stanley Lewis Centre, Voortrekker Road, Parow East, Cape Town on Wednesday 31 August 2005 at 12h15 for the following purposes:

Ordinary resolution number 1
To receive and adopt the annual financial statements of the company and the group for the year ended 31 March 2005.

Ordinary resolution number 2
To reappoint KPMG Inc. as auditors of the company until the following Annual General Meeting, and to authorise the directors to determine their remuneration for the past year.

Ordinary resolution number 3
To re-elect Mr N H Goodwin who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Goodwin, being eligible, offers himself for re-election as an independent non-executive director.

N H Goodwin (65)

Neville Goodwin has been a director of the company since 1989, first as executive and for the past number of years as an independent non-executive director. He is a member of the audit committee.

Ordinary resolution number 4
To re-elect Mr M Lewis who is retiring by rotation as an independent non-executive director, in accordance with the provisions of the articles of association of the company; Mr Lewis, being eligible, offers himself for re-election as an independent non-executive director.

M Lewis (46)

Michael Lewis has been an independent non-executive director of the company since 1989.

Ordinary resolution number 5
To re-elect Mr R Stein who is retiring by rotation as an executive director, in accordance with the provisions of the articles of association of the company; Mr Stein, being eligible, offers himself for re-election as an executive director.

R Stein (55)

Ronnie Stein has been an executive director of the company since 1999. He is a member of both the risk and transformation committees.

Ordinary resolution number 6
To place the unissued ordinary shares of the company under the control of the directors until the following Annual General Meeting, subject to the provisions of the Companies Act, 1973, and subject to this authority being limited to issuing shares in terms of the company's obligations under the staff share incentive schemes.

Special resolution number 1
"Resolved that, the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition by the company or any of its subsidiaries from time to time of the issued ordinary shares of the company, upon such terms and conditions and in such amounts as the directors of the company may from time to time determine, but subject to the articles of association of the company, the provisions of the Act and the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") as presently constituted and which may be amended from time to time, and subject to the following:

1. the repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty (reported trades are prohibited);
2. approval by shareholders in terms of a special resolution of the company, in annual general/general meeting, which shall be valid only until the next annual general meeting or for 15 months from the date of the resolution, whichever period is shorter;
3. repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction is effected;
4. at any point in time, a company may only appoint one agent to effect any repurchase/s on the company's behalf;
5. issuers may only undertake a repurchase of securities, if, after such repurchase, it still complies with paragraphs 3.37 to 3.41 concerning shareholder spread requirements;
6. an issuer or its subsidiary may not repurchase securities during a prohibited period as defined in paragraph 3.67.

Statement by the board of directors of the company
Pursuant to and in terms of the Listings Requirements of the JSE, the board of directors of the company hereby states:

1. the intention of the directors of the company is to utilise the general authority if at some future date the cash resources of the company are in excess of its requirements. In this regard the directors will take account of, inter alia, an appropriate capitalisation structure for the company, the long-term cash needs of the company, and will ensure that any such utilisation is in the interests of shareholders;
2. in determining the method by which the company intends to repurchase its securities, the maximum number of securities to be repurchased and the date on which such repurchase will take place, the directors of the company will ensure that:

2.1 the company and the group will be able to pay their debts as they become due in the ordinary course of business for the next 12 months;

2.2 the assets of the company and the group will be in excess of the liabilities of the company and the group for the next 12 months. For this purpose, the assets and liabilities will be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

2.3 the issued share capital and reserves of the company and the group will be adequate for the purposes of the business of the company and the group for the next 12 months; and

2.4 the working capital available to the company and the group will be sufficient for the group's requirements for the next 12 months.

The board of directors of the company will notify the shareholders of the terms of the repurchase of the company shares by publishing an announcement in the press in accordance with the Listings Requirements of the JSE should the company or its subsidiaries cumulatively repurchase more than 3% of the company's issued share capital.

The board of directors will ensure that its sponsor provides the necessary sponsor letter on the adequacy of the working capital in terms of section 2.12 of the JSE Securities Exchange South Africa Listings Requirements, prior to the commencement of any purchases of Foschini Ltd shares on the open market after the date of the Annual General Meeting of the company on 31 August 2005.

Reason and effect of special resolution number 1

The reason for special resolution number 1 is to grant the company a general authority in terms of the Act for the acquisition by the company or any of its subsidiaries of shares issued by the company, which authority shall be valid until the earlier of the next annual general meeting of the company or the variation or revocation of such general authority by special resolution by any subsequent general meeting of the company, provided that the general authority shall not extend beyond 15 months from the date of this general meeting. The passing and registration of this special resolution will have the effect of authorising the company or any of its subsidiaries to acquire shares issued by the company.

Ordinary resolution number 7

"Resolved that, any director of the company be and is hereby authorised to do all such things and sign all such documents as may be necessary for or incidental to the implementation of ordinary resolutions 1 to 6 and special resolution number 1 proposed at the meeting convened to consider this resolution."

To transact any other business that may be transacted at an annual general meeting

Section 11.26(b) of the Listings Requirements requires the following disclosure, some of which is included in the annual report of which this notice forms part:

- directors and management (section 11.26(b)(i)) – refer pages 10 and 11;
- major shareholders (section 11.26(b)(ii)) – refer page 94;
- material change (section 11.26(b)(iii)) – there have been no material changes in the affairs or financial position of Foschini and its subsidiaries since the date of Foschini's financial year-end and the date of this notice;
- directors' interests in Foschini shares (section 11.26(b)(iv)) – refer note 18;
- share capital of Foschini (section 11.26(b)(v)) – refer note 18;
- directors' responsibility statement (section 11.26(b)(vi)) – the directors, whose names appear on page 10 of the annual report of which this notice forms part, collectively and individually accept full responsibility for the accuracy of information pertaining to this notice and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this notice contains all such information; and
- litigation statement (section 11.26(b)(vii)) – there was no material litigation against the company or any of its subsidiaries at the end of the financial year.


ALMAY
milk
ALMAY

General instructions

Members are encouraged to attend, speak and vote at the annual general meeting.

If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then:

- you may attend and vote at this meeting; alternatively
- you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:

- if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
- if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must not complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting.

By order of the Board

R Stein
Secretary

26 May 2005



Foschini Limited

JSE code: FOS ISIN: ZAE000031019

Incorporated in the Republic of South Africa (Reg. no. 1937/009504/06)

FOSCHINI

To be returned to The Transfer Secretaries, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) as soon as possible and not later than 24 hours before the meeting, excluding Saturdays, Sundays and public holidays.

FORM OF PROXY (N.B. FOR USE ONLY BY CERTIFICATED AND "OWN NAME" DEMATERIALISED SHAREHOLDERS)

ANNUAL GENERAL MEETING 31 AUGUST 2005

I/We (full names) ______________________________

of (address) ______________________________

being a member(s) of Foschini Limited and entitled to ______________ votes (ONE PER SHARE HELD)

hereby appoint ______________ or failing him/her ______________

or failing him/her the chairman of the meeting as my/our proxy to act for me/us at the Annual General Meeting of the company to be held at 12h15 on Wednesday 31 August 2005 at Stanley Lewis Centre, 340 Voortrekker Road, Parow East and at any adjournment thereof as follows:

	Insert X in appropriate block		
	For	Against	Abstain
Ordinary resolution No 1 – approval of annual financial statements			
Ordinary resolution No 2 – reappointment of the auditors			
Ordinary resolution No 3 – election of Mr N H Goodwin as a director			
Ordinary resolution No 4 – election of Mr M Lewis as a director			
Ordinary resolution No 5 – election of Mr R Stein as a director			
Ordinary resolution No 6 – general authority to directors in terms of unissued shares			
Special resolution No 1 – general authority to repurchase company shares			
Ordinary resolution No 7 – general authority of directors			

Signed this ______________ day of ______________ 2005

Signature ______________ Assisted by (where applicable) ______________

Please read the notes on the reverse side of this proxy form.

Notes

1. The person whose name stands first on the proxy form and who is present at the annual general meeting will be entitled to act as a proxy to the exclusion of those whose names follow thereafter. If no proxy is inserted in the spaces provided, the chairman shall be deemed to be appointed as the proxy.

2. Unless otherwise instructed above, a proxy is entitled to vote as he thinks fit.

3. A proxy appointed by a member to attend, speak and vote in his stead need not also be a member of the company.

4. In order to be effective this proxy form, and the power of attorney or other authority (if any) under which it is signed, must be RECEIVED by the transfer secretaries of the company, Computershare Investor Services 2004 (Pty) Ltd not less than twenty-four (24) hours before the time appointed for the holding of the meeting or any adjournment thereof, as the case may be, at which the proxy proposes to vote, excluding Saturdays, Sundays and public holidays.

5. Any alteration or correction made to this proxy form must be initialled by the signatory/ies, but may not be accepted by the chairman.

6. If you hold shares in certificated form (i.e. you have not dematerialised your shares) or are registered as an "own name" dematerialised shareholder, then you may attend and vote at this meeting; alternatively you may appoint a proxy to represent you at the meeting by completing the attached form of proxy and lodging it with the transfer secretaries of the company to be RECEIVED at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.

7. If you have dematerialised your shares and are not registered as an "own name dematerialised shareholder" (i.e. specifically instructed your Central Securities Depository Participant ("CSDP") to hold your shares in your own name on the company's sub-register), then, subject to the custody agreement between yourself and your CSDP or broker:
   - if you wish to attend the meeting you must contact your CSDP or broker, as the case may be, and obtain the relevant letter of representation from it; alternatively
   - if you are unable to attend the meeting but wish to be represented at the meeting, you must contact your CSDP or broker, as the case may be, and furnish it with your voting instructions in respect of the meeting. You must NOT complete the attached form of proxy. The instructions must be provided in accordance with the custody agreement between yourself and your CSDP or broker, as the case may be, within the time period required by your CSDP or broker, as the case may be.

8. CSDPs, brokers or their nominees, as the case may be, recorded in the company's sub-register should, when authorised in terms of their mandate or instructed to do so by the owner on behalf of whom they hold dematerialised shares in the company, vote by either appointing a duly authorised representative to attend and vote at the meeting or by completing the attached form of proxy in accordance with the instructions thereon and lodging it with the transfer secretaries of the company at least 24 hours before the time of the meeting, excluding Saturdays, Sundays and public holidays.

Foschini Limited
Reg. No. 1937/009504/06
JSE codes: FOS – FOSP
ISIN: ZAE000031019 – ZAE000031027

Attorneys
Sonnenberg Hoffmann Galombik

Auditors
KPMG Inc.

Head Office
Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa
Telephone +27 (0) 21 938-1911

Principal Banker
First Rand Bank Limited

Registered Office
Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa

Secretary
R Stein BComm, CA(SA)

Stanley Lewis Centre, 340 Voortrekker Road
7500 Parow East
South Africa

PO Box 6020, 7501 Parow East
South Africa

Sponsor
UBS South Africa (Pty) Ltd
64 Wierda Road East, Wierda Valley, 2196
Sandton
South Africa

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited
9th Floor, 70 Marshall Street
2001 Johannesburg
South Africa

PO Box 61051
2107 Marshalltown
South Africa
Telephone +27 (0) 11 370 5000

United States ADR Depository
The Bank of New York, 620 Ave. of the Americas
New York, NY 10011

Website
http://www.foschinigroup.com

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www.foschinigroup.com